Exhibit 2.1

EXECUTION VERSION

AGREEMENT AND PLAN OF MERGER

by and among

VENTION MEDICAL HOLDINGS, INC.,

NORDSON CORPORATION,

VIKING MERGER CORP.

and

VMHI REP SERVICES, LLC

dated as of February 20, 2017

- i -

(continued)

- ii -

(continued)

- iii -

(continued)

- iv -

LIST OF EXHIBITS

Exhibit 1.1(a)	Closing Date Net Working Capital
Exhibit 1.1(b)	Company Severance Obligation Employees
Exhibit 1.1(c)	Continuing Transition Employees
Exhibit 2.3(i)	Amended and Restated Certificate of Incorporation of the Surviving Corporation
Exhibit 2.3(ii)	Amended and Restated Bylaws of the Surviving Corporation
Exhibit 6.17	Forms of Confidential Transition Agreements
Exhibit 8.2(h)	Form of Non-Solicitation Agreement
Exhibit 8.2(i)	Form of Majority Stockholder Release

LIST OF ANNEXES

Annex A	Form of DMS Purchase Agreement
Annex B	Form of Transition Services Agreement

- v -

AGREEMENT AND PLAN OF MERGER

This AGREEMENT AND PLAN OF MERGER (this “Agreement”), dated as of February 20, 2017, is made and entered into by and among NORDSON CORPORATION, an Ohio corporation (the “Purchaser”), VIKING MERGER CORP., a Delaware corporation (“Merger Sub”), VENTION MEDICAL HOLDINGS, INC., a Delaware corporation (the “Company”), and VMHI REP SERVICES, LLC, a Delaware limited liability company, solely in its capacity as Stockholder Representative hereunder. The Purchaser, Merger Sub, the Company and the Stockholder Representative are sometimes individually referred to herein as a “Party” and collectively as the “Parties.”

W I T N E S S E T H:

WHEREAS, the Parties desire to enter into this Agreement pursuant to which the Parties propose that Merger Sub, a wholly owned subsidiary of the Purchaser, will merge with and into the Company (the “Merger”) so that the Company will continue as the surviving corporation of the Merger and will become a wholly owned subsidiary of the Purchaser;

WHEREAS, the respective boards of directors of (1) Merger Sub and the Company have each unanimously (a) determined that it is in the best interests of their respective stockholders for the Merger Sub to merge with the Company on the terms and subject to the conditions set forth herein, (b) approved and declared advisable the Merger, this Agreement and the other transactions contemplated hereby and (2) the Purchaser, Merger Sub and the Company have each unanimously adopted this Agreement and approved the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby;

WHEREAS, the board of directors of the Company has unanimously approved and declared advisable the DMS Transaction;

WHEREAS, concurrently with the execution and delivery of this Agreement and as a condition and inducement to the willingness of the Purchaser to enter into this Agreement, the Company and MP Services, Inc. (the “DMS Buyer”) are executing and delivering a stock purchase agreement in the form attached as Annex A (as it may be amended from time to time in accordance with its terms and the terms of this Agreement, the “DMS Purchase Agreement”), pursuant to the terms and subject to the conditions of which, prior to the Effective Time, the Company will sell and transfer to the DMS Buyer the stock of the DMS Entities; and

WHEREAS, immediately following the execution of this Agreement, the Company shall obtain the Company Stockholder Approval (as defined below) in accordance with this Agreement, the DGCL (as defined below) and the Company’s Certificate of Incorporation, Bylaws and Stockholders Agreement (each as defined below) for the adoption and approval of the Merger, this Agreement and the transactions contemplated hereby.

NOW, THEREFORE, in consideration of the premises and of the mutual representations, warranties, covenants and agreements contained in this Agreement, and for other good and valuable consideration (the receipt and sufficiency of which are hereby acknowledged), the Parties hereto, intending to be legally bound hereby, agree as follows:

ARTICLE I

DEFINITIONS; CONSTRUCTION

Section 1.1    Definitions. The following terms, as used herein, have the following meanings:

“Affiliate” of any specified Person means any other Person directly or indirectly Controlling or Controlled by or under direct or indirect common Control with such specified Person; provided, however, that for purposes of this Agreement (except, prior to the consummation of the DMS Transaction, with respect to ARTICLE IV and ARTICLE VI of this Agreement), the DMS Entities shall not be deemed Affiliates of either the Company or its Subsidiaries for any period prior to the Closing Date; provided, that in no circumstances shall the DMS Entities constitute subsidiaries for any purpose under ARTICLE VII (including, for the avoidance of doubt, by reference in ARTICLE VII to ARTICLE IV).

“Aggregate Common Proceeds” means an amount equal to (a)(i) the Per Share Cash Consideration, multiplied by (ii) the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock, if any) less (b) Stockholder Loan Amount.

“Aggregate Holder Proceeds” means an amount equal to (a) the Cash Consideration, minus (b) the Aggregate Preferred Redemption Amount, plus (c) the Aggregate Option Exercise Price, plus (d) the Stockholder Loan Amount.

“Aggregate Option Exercise Price” means the aggregate exercise price that would be payable by all Option Holders if all In The Money Options outstanding immediately prior to the Effective Time were exercised in full immediately prior to the Effective Time.

“Aggregate Preferred Redemption Amount” means an amount equal to the sum of the Aggregate Series A-1 Preferred Redemption Amount, the Aggregate Series A-2 Preferred Redemption Amount, the Aggregate Series A-3 Preferred Redemption Amount, the Aggregate Series A-4 Preferred Redemption Amount, the Aggregate Series A-5 Preferred Redemption Amount, the Aggregate Series C-1 Preferred Redemption Amount and the Aggregate Series B-1 Preferred Redemption Amount.

“Aggregate Series A-1 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series A-1 Preferred Stock (including all accrued but unpaid dividends, premiums and penalties, if any, thereon or related thereto) as of the Effective Time pursuant to the Certificate of Incorporation.

“Aggregate Series A-2 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series A-2 Preferred Stock (including all accrued but unpaid dividends, premiums and penalties, if any, thereon or related thereto) as of the Effective Time pursuant to the Certificate of Incorporation.

“Aggregate Series A-3 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series A-3 Preferred Stock (including all accrued but unpaid dividends, premiums and penalties, if any, thereon or related thereto) as of the Effective Time pursuant to the Certificate of Incorporation.

“Aggregate Series A-4 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series A-4 Preferred Stock (including all accrued but unpaid dividends, premiums and penalties, if any, thereon or related thereto) as of the Effective Time pursuant to the Certificate of Incorporation.

“Aggregate Series A-5 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series A-5 Preferred Stock (including all accrued but unpaid dividends, premiums and penalties, if any, thereon or related thereto) as of the Effective Time pursuant to the Certificate of Incorporation.

“Aggregate Series B-1 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series B-1 Preferred Stock as of the Effective Time pursuant to the Certificate of Incorporation.

“Aggregate Series C-1 Preferred Redemption Amount” means the aggregate cash amount required to redeem in full and in cash all Series C-1 Preferred Stock (including all accrued but unpaid dividends, premiums and penalties, if any, thereon or related thereto) as of the Effective Time pursuant to the Certificate of Incorporation.

“Anti-Corruption Laws” means all Laws concerning or relating to bribery or corruption.

“AT Business” means the Company’s (a) device design and engineering business and (b) advanced components business, in each case, whether operated through the Company or its Subsidiaries (excluding the DMS Entities).

“AT Financial Information” means (i) each trial balance for each entity comprising the AT Business for each month from July 1, 2014 through September 30, 2016, and (ii) the schedule of corporate allocations to the AT Business provided to Purchaser prior to the date hereof.

“Balance Sheet” means the unaudited consolidated balance sheet of the Company, its Subsidiaries and the DMS Entities as of December 31, 2016.

“Business Day” means any day except Saturday, Sunday or any day on which banks are generally not open for business in the state of Delaware.

“Bylaws” means the Bylaws of the Company (formerly known as MedTech Group Holdings, Inc.), adopted as of May 1, 2008, as amended by Amendment No. 1 to Bylaws of MedTech Group Holdings, Inc., dated December 18, 2008, as further amended by Amendment No. 2 to Bylaws of MedTech Group Holdings, Inc., dated January 30, 2011, as further amended by Amendment No. 3 to Bylaws of Vention Medical, Inc., undated, and as further amended by Amendment No. 4 to Bylaws of Vention Medical Holdings, Inc., undated.

“Cash” means the aggregate amount of cash or cash equivalents (including marketable securities) on hand or held in deposit, checking, money market or other similar accounts by or for the benefit of the Company or any of its Subsidiaries, as determined in accordance with GAAP, provided that Cash shall be (a) reduced by the aggregate amount of checks or drafts written by the Company or any of its Subsidiaries that remain outstanding and (b) increased by the amount of checks and drafts received but not yet posted by the Company or any of its Subsidiaries.

“Cash Deficit” means the amount, if any, by which the Closing Cash is less than the Estimated Closing Cash.

“Cash Surplus” means the amount, if any, by which the Closing Cash is greater than the Estimated Closing Cash.

“Certificate of Incorporation” means the Fifth Amended and Restated Certificate of Incorporation of the Company (formerly known as MedTech Group Holdings, Inc.), adopted as of October 28, 2013.

“Closing” means the consummation of the transactions contemplated by this Agreement, as set forth in ARTICLE VIII of this Agreement.

“Closing Cash” means Cash as of 11:59 p.m. Central Time on the date immediately preceding the Closing Date, provided that Closing Cash shall be deemed to exclude any amount agreed to be paid prior to the Effective Time to any holder of Dissenting Shares in respect of any settlement.

“Closing Date Indebtedness” means all Indebtedness of the Company and any of its Subsidiaries, as of immediately prior to the Effective Time on the Closing Date.

“Closing Date Net Working Capital” means the current assets of the Company and its Subsidiaries on a consolidated basis (not including Closing Cash or assets related to income Taxes) less the current liabilities of the Company and its Subsidiaries on a consolidated basis (not including (a) any of the amounts paid pursuant to Section 3.5 of this Agreement or (b) the current portion of any amounts included in Closing Date Indebtedness (or any accrued interest, deferred issuance costs or prepayment penalties with respect to Closing Date Indebtedness, only to the extent included within Closing Date Indebtedness)) as of 11:59 p.m. Central Time on the date immediately preceding the Closing Date, in each case (i) to the extent included as line items in the sample calculation set forth in Exhibit 1.1(a)(i), and (ii) calculated in accordance with the accounting methods, policies, principles, practices, procedures, classifications and estimation methodologies (whether with regard to reserves or otherwise) specified in Exhibit 1.1(a)(ii), which were used in connection with the preparation of the sample calculation set forth in Exhibit 1.1(a)(i), which was prepared as if the Closing occurred as of November 30, 2016 (i.e., calculated for the close of business on November 30, 2016).

“COBRA” means the Consolidated Omnibus Budget Reconciliation Act of 1985.

“Code” means the United States Internal Revenue Code of 1986.

“Common Stock” means Voting Common Stock and Non-Voting Common Stock.

“Common Stockholder” means any holder of Common Stock outstanding immediately prior to the Effective Time.

“Company Ancillary Documents” means any certificate or agreement, other than this Agreement, to be executed and delivered by the Company in connection with the transactions contemplated hereby. Notwithstanding the foregoing, Company Ancillary Documents shall not include any documents executed and delivered by the Company (or any of its Subsidiaries or the DMS Entities) solely in connection with (a) the Purchaser’s or Merger Sub’s financing for the transactions contemplated hereby or (b) the DMS Transaction.

“Company Benefit Plan” means each Employee Benefit Plan sponsored or maintained by the Company, any of its Subsidiaries or any member of their respective Controlled Groups, for the benefit of any current or former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees (or the dependents or beneficiaries if any of them) of the Company or any of its Subsidiaries and pursuant to which there remains any outstanding liability or obligation.

“Company Incentive Plan” means the Vention Medical, Inc. Amended and Restated 2008 Stock Incentive Plan, as amended on July 1, 2013 and May 30, 2014.

“Company Intellectual Property” means any Intellectual Property that is owned, or purported to be owned, by or licensed to the Company or any of its Subsidiaries, including the Company Software.

“Company Licensed Software” means all Software (other than Company Proprietary Software) used by the Company or any of its Subsidiaries.

“Company Proprietary Software” means all Software owned, or purported to be owned, by the Company or any of its Subsidiaries.

“Company Registered Intellectual Property” means all Registered Intellectual Property owned, or purported to be owned, by or filed in the name of the Company or any of its Subsidiaries.

“Company Software” means the Company Licensed Software and the Company Proprietary Software.

“Company Stock” means the Common Stock, the Series A Preferred Stock, Series B-1 Preferred Stock and the Series C-1 Preferred Stock.

“Confidential Information” means any data or information of the Company, any of its Subsidiaries or any of the DMS Entities (including trade secrets) that is valuable to the operation of the Company’s or any of its Subsidiaries’ or the DMS Entities’ business and not generally known to the public or competitors.

“Continuing Transition Employee Compensation” means $1,147,992, which is the estimated amount of compensation, as agreed between the Parties, payable to those employees set forth on Exhibit 1.1(c) in respect of the six (6) month period from and after the Closing Date.

“Contract” means any written or oral contract, agreement, arrangement, commitment, note, bond, mortgage, lease, sublease, license or other agreement legally binding agreement.

“Control,” “Controlled” and “Controlling” mean, when used with respect to any specified Person, the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by Contract or otherwise.

“Controlled Group” means any trade or business (whether or not incorporated) (i) under common control within the meaning of Section 4001(b)(1) of ERISA with any Person, or (ii) which, together with any Person, is treated as a single employer under Section 414 of the Code.

“Credit Agreement” means the Second Amended and Restated Credit Agreement, dated as of December 10, 2014, by and among Vention Medical, Inc., a New Jersey corporation, and Vention Medical Advanced Components, Inc., a New Hampshire corporation, the lenders from time to time party thereto and Madison Capital Funding LLC, as agent for the lenders party thereto.

“Customers” means the ten (10) largest customers of the Company and its Subsidiaries (excluding the DMS Entities) in terms of revenues for the twelve (12) month period ended June 30, 2016.

“Damages” means all assessments, levies, awards, judgments, losses, fines, penalties, damages, amounts paid in settlement, costs and expenses, including reasonable attorneys’ fees and expenses incurred in investigating or defending any claim.

“DGCL” means the Delaware General Corporation Law.

“Disclosure Schedule” means the disclosure schedule delivered by the Company to the Purchaser and Merger Sub simultaneously with the execution of this Agreement.

“DMS Entities” means each of VMI, Vention Medical Puerto Rico, Inc., a corporation organized under the laws of Puerto Rico, and Vention Medical Costa Rica, S.A., a company organized under the laws of Costa Rica.

“Employee Benefit Plan” means (a) any plan, fund, program, policy, agreement, arrangement or scheme, including each plan, fund, program, policy, agreement, arrangement or scheme maintained or required to be maintained under the Laws of a jurisdiction outside the United States of America, pursuant to which a Person has sponsored, maintained or contributed to (or been required to contribute to) compensation or benefits (other than salary or base hourly wages) for services rendered by employees, former employees, directors, managers, officers, consultants, independent contractors, contingent workers or leased employees or the dependents of any of them (whether written or oral), including sick leave, paid-time off, vacation pay, severance pay, long term or short term disability, or other compensation arrangements, qualified or non-qualified retirement, deferred compensation, bonus, retention, change in control, excess benefit plan, top hat plan, incentive compensation, stock purchase, stock option, stock unit, restricted stock, equity or equity-based award, health (including hospitalization), medical and dental, life insurance, tuition and scholarship programs, (b) any plan, program or policy described in Section 3(3) of ERISA (as determined without regard to whether such plan, program or policy is subject to ERISA) sponsored, maintained or contributed to by a Person, (c) any agreements or other arrangements pursuant to which a Person has sponsored, maintained or contributed to benefits upon a termination of employment or upon a change in control of a Person and (d) any Employment Agreement, but excluding, in all cases, statutory arrangements where the obligations of a Person is to make contributions to a Government Entity, such as U.S social security benefits.

“Employment Agreement” means any employment contract, consulting agreement, termination or severance agreement, change of control agreement, non-compete agreement or any other agreement respecting the terms and conditions of employment or payment of compensation, or of a consulting or independent contractor relationship, in respect of any current or former officer, employee, consultant or independent contractor, excluding any such agreements pursuant to which the Company may terminate the employment or services relationship upon not more than ninety (90) days’ notice and pursuant to which no severance upon termination of employment or the services relationship is due.

“Enterprise Value” means $705,000,000.

“Environmental Laws” means all applicable Laws relating to protection of human health or safety (with respect to Hazardous Materials) or of the environment, including Laws related to the protection of surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or ambient or indoor air, pollution control and Hazardous Materials.

“ERISA” means the United States Employee Retirement Income Security Act of 1974.

“Escrow Agent” means Wilmington Trust, N.A.

“Escrow Agreement” means the Escrow Agreement in a form mutually agreed to by the Purchaser, the Seller and the Escrow Agent prior to the Closing.

“Estimated Working Capital Deficit” means the amount, if any, that the Estimated Closing Date Net Working Capital is less than the Target Net Working Capital.

“Estimated Working Capital Surplus” means the amount, if any, that the Estimated Closing Date Net Working Capital is greater than the Target Net Working Capital.

“Expense Overpayment” means the amount, if any, that the Estimated Transaction Expenses paid by the Purchaser at Closing pursuant to Section 3.5(c) exceeds the Transaction Expenses.

“Expense Underpayment” means the amount, if any, that the Estimated Transaction Expenses paid by the Purchaser at Closing pursuant to Section 3.5(c) is less than the Transaction Expenses.

“FDA Law” means all Laws administered or issued by the FDA.

“Final Closing Statement” means the Proposed Closing Statement as finally determined in accordance with Section 3.6 of this Agreement.

“Final Shortfall” means the amount, if any, by which (a) the sum of (i) the Working Capital Deficit, if any, (ii) the Cash Deficit, if any, and (iii) the Expense Underpayment, if any, exceeds (b) the sum of (i) the Working Capital Surplus, if any, (ii) the Cash Surplus, if any, and (iii) the Expense Overpayment, if any.

“Final Surplus” means the amount, if any, by which (a) the sum of (i) the Working Capital Surplus, if any, (ii) the Cash Surplus, if any, and (iii) the Expense Overpayment, if any, exceeds (b) the sum of (i) the Working Capital Deficit, if any, and (ii) the Cash Deficit, if any, and (iii) the Expense Underpayment, if any.

“Financial Statements” means (a) the audited consolidated balance sheets of the Company, its applicable Subsidiaries and the applicable DMS Entities as of June 30, 2016 and June 30, 2015 and the audited consolidated statements of comprehensive income, stockholders’ equity and cash flows of the Company, its applicable Subsidiaries and the applicable DMS Entities as of such dates for the years then ended, and (b) the Balance Sheet and the unaudited consolidated income statement of the Company, its Subsidiaries and the DMS Entities for the six (6) month period ended December 31, 2016.

“Fully Diluted Shares” means an amount equal to the sum of (a) the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock, if any), plus (b) the total number of shares of Common Stock that could be obtained through the exercise of all In The Money Options outstanding immediately prior to the Effective Time upon payment in full with cash in the amount of the Aggregate Option Exercise Price.

“GAAP” means United States generally accepted accounting principles, as have been historically applied by the Company and its Subsidiaries.

“Good Manufacturing Practices” means standards and methods to be used in, and the facilities or controls to be used for, the manufacture, processing, packaging, testing or holding of any product, pursuant to the requirements of Law, including to assure that any product meets the requirements of applicable Law and other requirements of any Governmental Entity; for purposes of this Agreement, Good Manufacturing Practices shall include FDA’s Quality System Regulations, codified at 21 C.F.R. Part 820.

“Governmental Entity” means any federal, state or local or foreign government, any political subdivision thereof or any court, administrative or regulatory agency, department, instrumentality, ministry, body or commission or other governmental authority or agency, domestic or foreign.

“Hazardous Materials” means any hazardous, toxic or special waste, hazardous substance, toxic, ignitable, reactive or corrosive substance, petroleum or petroleum-derived substance or waste, or any constituent of any such substance or waste, the use, handling or disposal of which by the Company or any of its Subsidiaries is in any way governed by or subject to any Environmental Law.

“Holder” means any Common Stockholder and any Option Holder.

“HSR Act” means the United States Hart-Scott-Rodino Antitrust Improvements Act of 1976.

“In The Money Options” means Options outstanding immediately prior to the Effective Time with a per share exercise price that is less than the Per Share Cash Consideration.

“Indebtedness” means with respect to any Person (i) all indebtedness for borrowed money, (ii) any accrued or unpaid interest on and any prepayment premiums, penalties or similar contractual charges in respect to any Indebtedness, (iii) any liability evidenced by a bond, note, debenture or similar instrument (including a purchase money obligation), (iv) any liability for the payment of money relating to leases that are required to be classified as a capitalized lease obligation in accordance with GAAP, (v) any liability, other than the liability in respect of the Lithotech Earnout Payment, for all or any part of the deferred purchase price of property or services (other than trade payables, only to the extent included in the calculation of Closing Date Net Working Capital), including any “earnout,” “holdback” or similar payments, (vi) any liability under interest rate swap, hedging or similar agreements and (vii) any liability for dividends payable on preferred stock. Indebtedness will also include any liability of others described in clauses (i) through (vii) above that any Person has guaranteed, that is recourse to such Person or any of its assets or that is otherwise its legal liability or that is secured in whole or in part by the assets of such Person. For the avoidance of doubt, Indebtedness shall not include any payables or loans of any kind or nature between or among the Company and its wholly owned Subsidiaries.

“Intellectual Property” means all intellectual property rights, whether foreign or domestic, including: (a) all patents and applications therefor and all reissues, divisions, renewals, extensions, provisionals, continuations and continuations-in-part thereof; (b) all inventions (whether patentable or not), invention disclosures, improvements, mask works, trade secrets, manufacturing processes, test and qualification processes, designs, schematics, proprietary information, know-how, technology and technical data, and all documentation to the extent embodying any of the foregoing; (c) all works of authorship (whether copyrightable or not), copyrights, copyright registrations and applications therefor; (d) all industrial designs and any registrations and applications therefor; (e) all Software; (f) all internet uniform resource locators, domain names, trade names, logos, slogans, designs, trade dress, common law trademarks and service marks, trademark and service mark and trade dress registrations and applications therefor; and (g) all databases and data collections and all rights therein.

“Intercompany Note” means the Amended and Restated Intercompany Note which evidences the loans by and among the Subsidiaries of the Company.

“IRS” means the United States Internal Revenue Service.

“Knowledge” means (a) with respect to the Company means all facts actually known by any of Daniel C. Croteau, Anthony M. Gilarde, Jr., Thomas B. Testa, Tricia Albert, Bill Flaherty and Steven Robertson and (b) with respect to the Purchaser means all facts actually known by any of Jeff Pembroke and Anne Pombier.

“Labor Laws” means all Laws and all Contracts or collective bargaining agreements governing or concerning labor relations, unions and collective bargaining, conditions of employment, employment discrimination and harassment, immigration, wages, hours or occupational safety and health.

“Laws” means all laws (including common law), statutes, rules, codes, regulations, restrictions, ordinances, orders, decrees, approvals, directives, judgments, injunctions, writs, awards and decrees of, or issued by, any Governmental Entity.

“Leased Real Property” means those parcels of real property or portions thereof which the Company or any of its Subsidiaries leases, subleases, licenses or otherwise has the right to use (together with those fixtures and improvements thereon which are included in the terms of the leases therefor).

“Licenses” means all notifications, licenses, permits (including environmental, construction and operation permits), franchises, certificates, approvals, exemptions, classifications, registrations and other similar documents and authorizations issued by any Governmental Entity, and applications therefor.

“Liens” mean all mortgages, liens, pledges, security interests, charges and encumbrances of any nature whatsoever.

“Lithotech Agreement” means the Share Purchase Agreement, dated December 14, 2016, by and among Lithotech Medical Ltd., an Israeli company and a wholly-owned indirect subsidiary of the Company, N.S.B.M.2016 LTD., an Israeli company, as the selling shareholders’ representative, Vention Medical Israel Ltd., an Israeli company, and the selling shareholders thereunder.

“Lithotech Earnout Date” means (a) with respect to Undisputed Earn-Out Amounts (as defined in the Lithotech Agreement), the date that is 3 Business Days after the applicable Earn-Out Statement, and (b) in the event a Response (as defined in the Lithotech Agreement) disputes any amount in the Earn-Out Statement (as defined in the Lithotech Agreement), the date that is 3 Business Days following final determination of the dispute in accordance with the terms of the Lithotech Agreement.

“Lithotech Earnout Payment” means (a) any Undisputed Earn-Out Amount (as defined in the Lithotech Agreement) and (b) the amount, if any, that has been finally determined to be payable by Vention Medical Israel Ltd., an Israeli company and a wholly-owned indirect subsidiary of the Company, with respect to any disputed amount in the Earn-Out Statement (as defined in the Lithotech Agreement), in the case of clauses (a) and (b), pursuant to the Lithotech Agreement in respect of the “Second Earn-Out Installment” (as such term is defined in the Lithotech Agreement).

“Material Adverse Effect” means any effect, event, development or change that is or would reasonably be expected to be materially adverse to the assets, business, results of operations or financial condition of the AT Business, taken as a whole, other than any effect, event, development or change to the extent arising out of or resulting from: (a) changes in conditions in the U.S. or global economy, capital, financial or credit markets generally, including changes in interest or exchange rates, (b) changes in legal, tax, regulatory, political or business conditions that, in any case, affect the geographic regions or industries in which the Company and its Subsidiaries conduct their business, (c) changes in Law or GAAP or the enforcement or authoritative interpretations thereof, (d) the announcement of this Agreement or the transactions contemplated by this Agreement, including the impact thereof on relationships, contractual or otherwise, with customers, suppliers, distributors, landlords, tenants, lenders or employees, (e) the failure of the Company or its Subsidiaries to meet any internal projections or forecasts, (f) acts of war, armed hostilities, sabotage or terrorism, or any escalation or worsening of any acts of war, armed hostilities, sabotage or terrorism, (g) earthquakes, hurricanes or other natural disasters, (h) the identity of the Purchaser or its Affiliates or any effect resulting from any statement made by the Purchaser or any of its respective Affiliates concerning the Company, or any employees, customers or suppliers of the Company, or (i) any action expressly required to be taken by the Company or its Subsidiaries pursuant to this Agreement (other than the obligations set forth in Section 6.1(a)), in connection with the transactions contemplated by this Agreement or at the request, or with the consent, of the Purchaser except, in the case of clauses (a), (b), (c), (f) and (g), to the extent such effect, event, development or change affects the Company and its Subsidiaries in a materially disproportionate manner as compared to other Persons operating in the industries in which the Company and its Subsidiaries compete.

“Merger Consideration” means the Cash Consideration and all other amounts the Stockholders are entitled to receive pursuant to Section 3.3.

“Non-Voting Common Stock” means the Company’s Non-Voting Common Stock, $0.001 par value per share.

“Option Holder” means a holder of an Option outstanding immediately prior to the Effective Time.

“Option Holder Cash Consideration” means an amount equal to (a) the Per Option Cash Consideration, multiplied by (b) the total number of In The Money Options.

“Options” means all options to purchase Non-Voting Common Stock issued pursuant to the Company Incentive Plan.

“Ordinary Course” means the ordinary course of business consistent with past practice of the Company and its Subsidiaries.

“Paying Agent” means Wilmington Trust, N.A.

“Paying Agent Agreement” means the Paying Agent Agreement entered into among the Paying Agent, the Purchaser and the Stockholder Representative on the Closing Date.

“Per Option Cash Consideration” means, with respect to each Option, an amount equal to (a) the amount, if any, by which (i) the Per Share Cash Consideration exceeds (ii) the per share exercise price of such Option multiplied by (b) the number of shares of Non-Voting Common Stock for which such Option is exercisable into immediately prior to the Effective Time pursuant to the Company Incentive Plan, with the aggregate amount of such consideration rounded to the nearest cent.

“Per Series A-1 Preferred Share Redemption Amount” means an amount equal to the Series A-1 Liquidation Value per share as defined in the Certificate of Incorporation.

“Per Series A-2 Preferred Share Redemption Amount” means an amount equal to the Series A-2 Liquidation Value per share as defined in the Certificate of Incorporation.

“Per Series A-3 Preferred Share Redemption Amount” means an amount equal to the Series A-3 Liquidation Value per share as defined in the Certificate of Incorporation.

“Per Series A-4 Preferred Share Redemption Amount” means an amount equal to the Series A-4 Liquidation Value per share as defined in the Certificate of Incorporation.

“Per Series A-5 Preferred Share Redemption Amount” means an amount equal to the Series A-5 Liquidation Value per share as defined in the Certificate of Incorporation.

“Per Series B-1 Preferred Share Redemption Amount” means an amount equal to the Series B-1 Original Preferred Issue Price as defined in the Certificate of Incorporation.

“Per Series C-1 Preferred Share Redemption Amount” means an amount equal to the Series C-1 Liquidation Value per share as defined in the Certificate of Incorporation

“Per Share Cash Consideration” means an amount equal to (a) Aggregate Holder Proceeds divided by (b) the total number of Fully Diluted Shares.

“Permitted Liens” means (a) Liens for Taxes not yet due and payable or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (b) statutory Liens of landlords with respect to Real Property, (c) Liens of carriers, warehousemen, mechanics, materialmen and repairmen incurred in the Ordinary Course and not yet delinquent or being contested in good faith by appropriate proceedings and for which adequate reserves have been established in accordance with GAAP, (d) in the case of Real Property, zoning, building or other restrictions and variances (to the extent such are not violated), (e) in the case of Real Property, covenants, rights of way, encumbrances, easements and other minor irregularities in title, none of which, individually or in the aggregate, interfere in any material respect with the present use or occupancy of the affected parcel by the Company or any of its Subsidiaries, (f) prior to Closing, Liens securing the Closing Date Indebtedness (which Liens shall be terminated upon payment in full of such Closing Date Indebtedness), (g) in the case of Intellectual Property, non-exclusive third party license agreements entered into in the Ordinary Course in connection with the sale of goods and services and (h) the replacement, extension or renewal of any of the foregoing.

“Person” means, any individual, corporation, partnership, joint venture, limited liability company, trust, unincorporated organization, other entity or Governmental Entity.

“Post-Closing Period” means any taxable period beginning after the Closing Date, and the portion of any Straddle Period beginning on the day after the Closing Date.

“Pre-Closing Periods” means any taxable period ending on or before the Closing Date and, with respect to any Straddle Period, the portion of such Straddle Period that ends on and includes the Closing Date.

“Pro Rata Percentage” means, for each Holder, the percentage obtained by dividing (a) the total number of Fully Diluted Shares held by such Holder immediately prior to the Effective Time by (b) the total number of Fully Diluted Shares.

“Purchaser Ancillary Documents” means any certificate or agreement, other than this Agreement, to be executed and delivered by the Purchaser or Merger Sub in connection with the transactions contemplated hereby.

“Quality System Regulations” means the codification of Good Manufacturing Practices for medical devices by the FDA as set forth in 21 C.F.R. Part 820.

“Real Property” means the Owned Real Property and the Leased Real Property.

“Registered Intellectual Property” means all United States and foreign: (a) patents and patent applications (including provisional applications); (b) registered trademarks and service marks, applications to register trademarks and service marks, registered and applications to register trade dress, intent-to-use trademark or service mark applications or other registrations or applications for trademarks and service marks and trade dress; (c) registered copyrights and applications for copyright registration; and (d) domain name registrations.

“Release” means, with respect to any Hazardous Material, any spilling, leaking, pumping, pouring, emitting, emptying, discharging, injecting, escaping, dumping or disposing into any surface or ground water, drinking water supply, soil, surface or subsurface strata or medium, or the ambient air.

“Sanctioned Country” means, at any time, a region, country or territory which is itself the subject or target of any Sanctions (which includes, at the time of this Agreement, Crimea, Cuba, Iran, North Korea, Sudan and Syria).

“Sanctioned Person” means, at any time, (a) any Person listed in any Sanctions-related list of designated Persons maintained by the Office of Foreign Assets Control of the U.S. Department of the Treasury, the U.S. Department of State or by the United Nations Security Council, the European Union or any European Union member state, (b) any Person operating, organized or resident in a Sanctioned Country or (c) any Person owned or controlled by any such Person(s) described in the foregoing clauses (a) or (b).

“Sanctions” means economic or financial sanctions or trade embargoes imposed, administered or enforced from time to time by (a) the U.S. government, including those administered by the Office of Foreign Assets Control of the U.S. Department of the Treasury or the U.S. Department of State, or (b) the United Nations Security Council, the European Union, any European Union member state or Her Majesty’s Treasury of the United Kingdom.

“Series A Preferred Stock” means the Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock.

“Series A-1 Preferred Stock” means the shares of the Company designated “Series A-1 Redeemable Preferred” in the Certificate of Incorporation, $0.001 par value per share.

“Series A-2 Preferred Stock” means the shares of the Company designated “Series A-2 Redeemable Preferred” in the Certificate of Incorporation, $0.001 par value per share.

“Series A-3 Preferred Stock” means the shares of the Company designated “Series A-3 Redeemable Preferred” in the Certificate of Incorporation, $0.001 par value per share.

“Series A-4 Preferred Stock” means the shares of the Company designated “Series A-4 Redeemable Preferred” in the Certificate of Incorporation, $0.001 par value per share.

“Series A-5 Preferred Stock” means the shares of the Company designated “Series A-5 Redeemable Preferred” in the Certificate of Incorporation, $0.001 par value per share.

“Series B-1 Preferred Stock” means the shares of the Company designated “Series B-1 Contingent Preferred” in the Certificate of Incorporation, $0.001 par value per share, including the Converted Stock Unit B-1 Shares.

“Series C-1 Preferred Stock” means the shares of the Company designated “Series C-1 Redeemable Preferred” in the Certificate of Incorporation, $0.001 par value per share.

“Severance Costs” means $3,775,867, which is the estimated amount of the costs, as agreed between the Parties, related to severance obligations of the Company for the employees set forth on Exhibit 1.1(b).

“Software” means all computer software programs, together with any error corrections, updates, modifications or enhancements thereto, in both machine-readable form and human-readable form.

“Stock Unit” shall have the meaning ascribed thereto in the Company Incentive Plan.

“Stock Unit Holder” means any holder of a Stock Unit.

“Stockholder” means any holder of Series A Preferred Stock, Series B-1 Preferred Stock or Series C-1 Preferred Stock, any Common Stockholder and any Option Holder.

“Stockholder Loan Amount” means the aggregate amount due and payable to the Company by each Stockholder Loan Party, pursuant to a loan document with such Stockholder Loan Party, as of the Effective Time.

“Stockholder Loan Party” means each of Dan Croteau and Thomas B. Testa.

“Stockholders Agreement” means the Amended and Restated Stockholders Agreement, made effective as of June 30, 2010, by the Company (formerly MedTech Group Holdings, Inc.), George Blank and the holders of a majority of the issued and outstanding Voting Common Stock (as defined therein) of the Company, by and among the Company, KRG Capital Fund IV, L.P., KRG Capital Fund IV-A, L.P., KRG Capital Fund IV (FF), L.P., KRG Capital Fund IV (PA),

L.P., KRG Co-Investment, L.L.C., the Co-Investor Stockholders (as defined therein) and the Management Stockholders (as defined therein) as amended August 19, 2011, November 10, 2011, July 1, 2013 and October 28, 2013.

“Straddle Period” means any taxable period beginning on or before the Closing Date and ending after the Closing Date.

“Subsidiary” means any Person, other than a DMS Entity, of which the Company (or any other specified Person) owns, directly or indirectly, whether through a Subsidiary, a DMS Entity, a nominee arrangement or otherwise, at least a majority of the outstanding capital stock (or other shares of beneficial interest) entitled to vote generally or otherwise has the power to elect a majority of the board of directors or similar governing body or the legal power to direct the business or policies of such Person; provided, however, that the DMS Entities will constitute Subsidiaries of the Company for purposes of ARTICLE IV (including, for the avoidance of doubt, in connection with defined terms used in ARTICLE IV but defined elsewhere in this Agreement); provided, that in no circumstances shall the DMS Entities constitute subsidiaries for any purpose under ARTICLE VII (including, for the avoidance of doubt, by reference in ARTICLE VII to ARTICLE IV).

“Supplier” means the top ten (10) suppliers of the Company and its Subsidiaries (excluding the DMS Entities) in terms of amounts paid to such Suppliers during the twelve (12)-month period ended June 30, 2016.

“Target Net Working Capital” means an amount equal to $22,049,123.

“Tax Benefit” means the net amount of any reduction in Tax for any Post-Closing Period of the Purchaser and its Affiliates (including, for all Post-Closing Periods, the Surviving Corporation and its Subsidiaries) attributable to the Transaction Tax Deductions or any net operating loss attributable to the Transaction Tax Deductions or any net operating loss otherwise existing as of the Effective Time as reflected on the Tax Returns prepared pursuant to Section 6.9(a), which reduction in Tax shall be calculated by measuring the difference between the amount of Taxes that would be due (without regard to payments or overpayments) to a Taxing Authority with respect to the Purchaser and its Affiliates without taking into account any Transaction Tax Deductions or any net operating loss attributable to the Transaction Tax Deductions or any net operating loss otherwise existing as of the Effective Time, and the amount of Taxes actually due (without regard to payments or overpayments) to a Taxing Authority with respect to the Purchaser and its Affiliates taking into account the deductions, credits, losses or other Tax attributes resulting from any Transaction Tax Deductions or any net operating loss otherwise existing as of the Effective Time as reflected on the Tax Returns prepared pursuant to Section 6.9(a), assuming that such deductions, credits, losses or other Tax attributes are the last item of deduction, credit, losses or other Tax attributes on any Tax Return.

“Tax Return” means any report, form, schedule, statement, return, declaration or other information required or permitted to be supplied to a Governmental Entity in connection with Taxes, including estimated returns, amended returns, supplements, claims for refund, elections, information statements and reports of every kind with respect to Taxes.

“Taxes” means (a) all taxes, assessments, charges, customs, duties, fees, levies and other governmental charges, including income, franchise, capital stock, real property, personal property, tangible, withholding, employment, payroll, social security, social contribution, unemployment, disability, transfer, sales, use, excise, gross receipts, value-added, alternative or add-on minimum, ad valorem, escheat, unclaimed or abandoned property, profits, license, severance, stamp, occupation, premium, environmental, windfall profit and all other taxes of any kind for which the Company or any of its Subsidiaries may have any liability imposed by any Governmental Entity or Law, in each case, whether disputed or not, and any charges, interest, additions to tax or penalties imposed by any Governmental Entity or Law, (b) all liability for the payment of any amounts of any of the foregoing types as a result of being a member of an affiliated, consolidated, combined or unitary group, or being a party to any agreement or arrangement whereby liability for payment of such amounts was determined or taken into account with reference to the liability of any other Person, (c) all liability for the payment of any amounts as a result of being a party to any tax sharing or allocation agreements or arrangements (whether or not written) or with respect to the payment of any amounts of any of the foregoing types as a result of any express or implied obligation to indemnify any other Person, and (d) all liability for the payment of any of the foregoing types as a successor, transferee or otherwise.

“Taxing Authority” means any Governmental Entity responsible for the imposition, administration, determination, assessment, enforcement or collection of any Tax.

“Transaction Expenses” means, to the extent not paid prior to the Closing, (a) other than any Severance Costs, any sale bonuses, stay bonuses, change of control payments, severance payments, retention payments or other similar payments paid or payable (and not otherwise irrevocably waived or forfeited) to any Person by the Company or any of its Subsidiaries as a result of or in connection with the consummation of the transactions contemplated by this Agreement including the employer portion of any Taxes related to any such payment (but, for the avoidance of doubt, excluding any payments with respect to any Option and any such payment or amount the payment of which is subject to continued employment following the Closing or triggered by any post-Closing termination by the Surviving Corporation or any Affiliate thereof of any Person’s employment or consulting relationship), (b) any legal, accounting, financial advisory and other third party advisory or consulting fees and other fees and expenses incurred by the Company or any of its Subsidiaries on or prior to the Closing in connection with the transactions contemplated by this Agreement, (c) any current management fees payable to KRG Capital Management L.P., (d) any incremental severance payments required to be paid to the extent exceeding the Severance Costs in the event that the releases set forth in Section 6.17(a) are not received prior to Closing, (e) any Damages resulting from not obtaining the transition agreements and releases contemplated by Section 6.17(b), including any incremental severance costs in excess of the Continuing Transition Employee Compensation and any costs and expenses incurred to replace the applicable employee’s services to be provided under the Transition Services Agreement, (f) any Damages incurred with respect to the matter identified on Section 6.19 of the Disclosure Schedules, and (g) any costs and expenses incurred in connection with the Business Separation (as defined in the DMS Purchase Agreement). Notwithstanding the foregoing, Transaction Expenses shall not include any fees or expenses incurred by the Company or its Subsidiaries in connection with the Purchaser’s or Merger Sub’s financing for the transaction contemplated hereby or any fees or expenses of or incurred at the written request of the Purchaser, Merger Sub or any of their respective Representatives.

“Transaction Tax Deductions” means any deductions permitted under applicable Tax Law to the extent relating to, or arising from, (a) any Transaction Expenses; (b) any fees, expenses and interest (including amounts treated as interest for income Tax purposes and any breakage fees and accelerated deferred financing fees or debt prepayment fees or capitalized debt costs) incurred by the Company or any of its Subsidiaries with respect to the payment of any Closing Date Indebtedness; (c) payments with respect to the cancellation of any Options and any related employment Taxes or any exercise of Options between the date hereof and the Closing Date; (d) any sale bonuses, stay bonuses, change of control payments, severance payments, retention payments or other similar payments (and related employment Taxes) made by the Company or any of its Subsidiaries on or around the Closing Date (or otherwise incurred in connection with the transactions contemplated hereby) or that was included as a liability in the computation of the Closing Date Net Working Capital, as finally determined; and (e) the Severance Costs and the Continuing Transition Employee Compensation.

“VMAC” means Vention Medical Acquisition Co., a Delaware corporation.

“Voting Common Stock” means the Company’s Voting Common Stock, $0.001 par value per share.

“Working Capital Deficit” means the amount, if any, by which the Closing Date Net Working Capital is less than the Estimated Closing Date Net Working Capital, as reflected on the Final Closing Statement.

“Working Capital Surplus” means the amount, if any, by which the Closing Date Net Working Capital is greater than the Estimated Closing Date Net Working Capital, as reflected on the Final Closing Statement.

Section 1.2    Other Defined Terms. Each of the following terms is defined in the Section set forth opposite such term:

Agreement	Preamble
Arbitrator	Section 3.6(d)
Canceled Shares	Section 2.5(c)
Cash Consideration	Section 3.1
Certificate of Merger	Section 2.1
Certificates	Section 2.6(a)
Claim	Section 5.4(b)
Closing Date	Section 8.1
Closing Date Holder Payment Statement	Section 3.2(b)
Company	Preamble
Company Board Recommendation	Section 4.2(b)
Company Contracts	Section 4.13(a)
Company Stockholder Approval	Section 4.2(b)
Confidentiality Agreement	Section 6.2(b)
Converted Stock Unit B-1 Share Cash Consideration	Section 3.3(b)
Converted Stock Unit B-1 Shares	Section 2.5(a)

D&O Tail Premium	Section 6.7(c)
Debt	Section 5.4(b)
Direct Claim	Section 10.2(b)
Dissenting Shares	Section 2.5(d)
Dissenting Stockholder	Section 2.5(d)
DMS Buyer	Recitals
DMS Purchase Agreement	Recitals
DMS Seller	Section 6.14(a)
DMS Transaction	Section 6.14(a)
Effective Time	Section 2.1
End Date	Section 9.1(b)
Engagement	Section 11.16(b)
Estimated Closing Cash	Section 3.2(a)
Estimated Closing Date Net Working Capital	Section 3.2(a)
Estimated Closing Statement	Section 3.2(a)
Estimated Transaction Expenses	Section 3.2(a)
Evaluation Period	Section 3.6(b)
FDA	Section 4.21(a)
Letter of Transmittal	Section 2.6(a)
Lithotech Earnout Escrow Amount	Section 3.1
Lithotech Earnout Escrow Fund	Section 3.4
Merger	Recitals
Merger Sub	Preamble
Notice of Disagreement	Section 3.6(b)
Owned Real Property	Section 4.6
Parties	Preamble
Party	Preamble
Payoff Letters	Section 7.2(e)
Pre-Closing Period Tax Returns	Section 6.9(a)
Present Fair Salable Value	Section 5.4(b)
Prior Company Counsel	Section 11.16(a)
Privilege Period	Section 6.9(b)
Proposed Closing Statement	Section 3.6(a)
Purchaser	Preamble
Purchaser Indemnitee	Section 10.1
Representatives	Section 6.2(a)
Securities Act	Section 5.6
Solvency	Section 5.4(b)
Solvent	Section 5.4(b)
Stockholder Approval Certificate	Section 6.7
Stockholder Cash Consideration	Section 3.3(a)
Stockholder Representative	Section 11.15(a)
Stockholder Representative Reserve	Section 3.1
Stockholder Vote	Section 6.6
Surviving Corporation	Section 2.2
Tax Proceeding	Section 6.9(d)

Third Party Claim	Section 10.2(a)
Total Incentive Cash Consideration	Section 3.3(b)
Transfer Taxes	Section 6.9(h)
Transferring Plans	Section 6.9(h)
Transition Services Agreement	Section 6.5(b)
VMDD	Section 6.14(b)
VMI	Section 6.14(a)
Working Capital Escrow Amount	Section 3.1
Working Capital Escrow Fund	Section 3.4

Section 1.3    Construction. Unless otherwise expressly provided herein, for purposes of this Agreement, the following rules of interpretation shall apply:

(a)    when calculating the period of time before which, within which or following which any act is to be done or step taken, the date that is the reference date in beginning the calculation of such period shall be excluded (for example, if an action is to be taken within two (2) calendar days of a triggering event and such event occurs on a Tuesday, then the action must be taken by the end of the day on Thursday) and if the last day of such period is a non-Business Day, the period in question shall end on the next succeeding Business Day;

(b)    any reference to gender shall include all genders, and words imparting the singular number only shall include the plural and vice versa;

(c)    the provision of a Table of Contents, the division into Articles, Sections and other subdivisions and the insertion of headings are for convenience of reference only and shall not affect or be utilized in construing or interpreting this Agreement and all references in this Agreement to any “Article,” “Section,” “Disclosure Schedule” or “Exhibit” are to the corresponding Article, Section, Disclosure Schedule or Exhibit of or to this Agreement;

(d)    unless otherwise specified, references to any Law or other statute, rule, regulation or form (including in the definition thereof) shall be deemed to include references to such Law or other statute, rule, regulation or form as amended, modified, supplemented, replaced or interpreted from time to time (and, in the case of any statute, include any rules and regulations promulgated under such statute), and all references to any Section of any statute, rule, regulation or form include any successor to such section;

(e)    words such as “herein,” “hereinafter,” “hereof,” “hereto” and “hereunder” refer to this Agreement as a whole and not merely to any particular section or provision of this Agreement;

(f)    the word “including” and any variation thereof means “including without limitation” and shall not be construed to limit any general statement that it follows to the specific or similar items or matters immediately following it;

(g)    the word “extent” in the phrase “to the extent” shall mean the degree to which a subject or other thing extends, and such phrase shall not simply mean “if;”

(h)    all references to currency, monetary values and dollars set forth herein shall, unless otherwise indicated, mean U.S. dollars and all payments hereunder shall be made in U.S. dollars;

(i)    all references to any period of days are to the relevant number of calendar days unless otherwise specified;

(j)    each Party has participated in the drafting of this Agreement, which each Party acknowledges is the result of negotiations among the Parties (as sophisticated Persons),

and consequently, this Agreement shall be interpreted without reference to any Laws to the effect that any ambiguity in a document be construed against the drafter;

(k)    all references to a document or item of information having been “made available” will be deemed to include (i) with respect to the Purchaser, the making available of such document or item of information to the Purchaser, the Purchaser’s counsel, the Purchaser’s financial advisor or any other Representative of the Purchaser or (ii) the posting of such document or item of information in an electronic data room accessible by the Purchaser or any of its Representatives at least two Business Days prior to the Closing Date; provided, that all references to a document or item of information having been “made available via the data room” will be deemed to include only the posting pursuant to clause (ii) above; and

(l)    all accounting terms not specifically defined herein shall be construed in accordance with GAAP.

Section 1.4    Disclosure Schedule. The disclosures in the Disclosure Schedule shall be deemed to be responsive to and to qualify the representations and warranties of the Company contained in the corresponding sections in this Agreement and any other representations and warranties in this Agreement so long as the relationship between the disclosure and the other representations and warranties are reasonably apparent on the face of the disclosure. The inclusion of information in the Disclosure Schedule shall not be construed as or constitute an admission or agreement that a violation, right of termination, default, liability or other obligation of any kind exists with respect to any item, nor shall it be construed as or constitute an admission or agreement that such information is material to the Company. In addition, matters reflected in the Disclosure Schedule are not necessarily limited to matters required by this Agreement to be reflected in the Disclosure Schedule (including the listing of items on any Disclosure Schedule although such items may not necessarily be required to be included in such Disclosure Schedule because of the dollar thresholds set forth in this Agreement). Such additional matters are set forth for informational purposes only and do not necessarily include other matters of a similar nature. Neither the specifications of any dollar amount in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such amount, or higher or lower amounts, or the item so included or other items, are or are not material, and no Person shall use the fact of the setting forth of any such amount or the inclusion of any such item in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not material for purposes of this Agreement. Further, neither the specification of any item or matter in any representation, warranty or covenant contained in this Agreement nor the inclusion of any specific item in the Disclosure Schedule is intended to imply that such item or matter, or other items or matters, are or are not in the Ordinary Course, and no Person shall use the fact of setting forth or the inclusion of any such items or matter in any dispute or controversy between the Parties as to whether any obligation, item or matter not described herein or included in the Disclosure Schedule is or is not in the Ordinary Course for purposes of this Agreement.

ARTICLE II

MERGER

Section 2.1    Agreement to Merge. Subject to the terms and conditions of this Agreement, and in accordance with the DGCL, at the Effective Time, Merger Sub shall be merged with and into the Company. The Parties shall cause a certificate of merger (the “Certificate of Merger”) to be properly executed and filed on the Closing Date with the Secretary of State of the State of Delaware. The “Effective Time” shall be the time at which the Certificate of Merger is duly filed with the Secretary of State of the State of Delaware and has become effective in accordance with the DGCL or such later time as may be agreed by the Parties and specified in the Certificate of Merger.

Section 2.2    Effect of the Merger. At the Effective Time, the effect of the Merger shall be as provided in this Agreement and the applicable provisions of the DGCL. Subject to the foregoing, from and after the Effective Time, the Surviving Corporation shall possess and be vested with all rights, properties, privileges, immunities, powers and franchises and be subject to all the obligations, restrictions, disabilities, liabilities, debts and duties of the Company and Merger Sub. From and after the Effective Time, the separate corporate existence of Merger Sub shall cease and the Company shall continue as the surviving corporation in the Merger (the Company, as the surviving corporation in the Merger, sometimes being referred to herein as the “Surviving Corporation”). From and after the Effective Time and consistent with the transactions contemplated by this Agreement, the officers and directors of the Surviving Corporation are authorized to execute and deliver, in the name and on behalf of the Company or Merger Sub, all instruments and documents to take and do, in the name and on behalf of each of such corporations or otherwise, all such other actions as may be necessary or desirable to vest, perfect or confirm of record in, or otherwise in favor of, the Surviving Corporation any and all rights, title and interest in, to and under any and all of the rights, properties, privileges, immunities, powers and franchises of the Company or Merger Sub or otherwise to carry out the transactions contemplated by this Agreement.

Section 2.3    Certificate of Incorporation and Bylaws. At the Effective Time, the certificate of incorporation and bylaws of the Surviving Corporation shall be amended and restated in their entirety to read as set forth in Exhibit 2.3(i) and Exhibit 2.3(ii), respectively, and as so amended and restated, shall be the certificate of incorporation and bylaws of the Surviving Corporation, until the same shall thereafter be altered, amended or repealed in accordance with applicable Law.

Section 2.4    Directors and Officers.

(a)    The Parties hereto shall take all requisite action so that the directors of Merger Sub serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the directors of the Surviving Corporation after the Merger, in each case until their respective successors are duly elected or appointed and qualified or until their earlier death, resignation or removal.

(b)    The Parties hereto shall take all requisite action so that the officers of the Company serving in those positions immediately prior to the Effective Time shall become, as of the Effective Time, and shall remain the officers of the Surviving Corporation after the Merger, in each case until their respective successors are duly appointed and qualified or until their earlier death, resignation or removal.

Section 2.5    Effect on Stock and Options. As of the Effective Time, by virtue of the Merger (or, in the case of amounts payable to Option Holders pursuant to Section 2.5(a)(ix), by virtue of the Company Incentive Plan and action taken by the board of directors of the Company pursuant to Section 2.5(e)) and without any action, as applicable, on the part of any of the Purchaser, Merger Sub, the Company or any Stockholder:

(a)    Subject to the other provisions of this Section 2.5:

(i)    Each share of Series A-1 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series A-1 Preferred Stock, an amount equal to the Per Series A-1 Preferred Share Redemption Amount of such share, and each such share of Series A-1 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series A-1 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series A-1 Preferred Share Redemption Amount of such share upon surrender of such Certificate in accordance with Section 2.6, without interest;

(ii)    Each share of Series A-2 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series A-2 Preferred Stock, an amount equal to the Per Series A-2 Preferred Share Redemption Amount of such share, and each such share of Series A-2 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series A-2 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series A-2 Preferred Share Redemption Amount of such share upon surrender of such Certificate in accordance with Section 2.6, without interest;

(iii)    Each share of Series A-3 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series A-3 Preferred Stock, an amount equal to the Per Series A-3 Preferred Share Redemption Amount of such share, and each such share of Series A-3 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series A-3 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series A-3 Preferred Share Redemption Amount of such share upon surrender of such Certificate in accordance with Section 2.6, without interest;

(iv)    Each share of Series A-4 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series A-4 Preferred Stock, an amount equal to the Per Series A-4 Preferred Share Redemption Amount of such share, and each such share of Series A-4 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series A-4 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series A-4 Preferred Share Redemption Amount of such share upon surrender of such Certificate in accordance with Section 2.6, without interest;

(v)    Each share of Series A-5 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series A-5 Preferred Stock, an amount equal to the Per Series A-5 Preferred Share Redemption Amount of such share, and each such share of Series A-5 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series A-5 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series A-5 Preferred Share Redemption Amount of such share upon surrender of such Certificate in accordance with Section 2.6, without interest;

(vi)    Each share of Series B-1 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series B-1 Preferred Stock, an amount equal to the Per Series B-1 Preferred Share Redemption Amount, and each such share of Series B-1 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series B-1 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series B-1 Preferred Share Redemption Amount upon surrender of such Certificate in accordance with Section 2.6, without interest;

(vii)    Each share of Series C-1 Preferred Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the certificate formerly representing such share of Series C-1

Preferred Stock, an amount equal to the Per Series C-1 Preferred Share Redemption Amount of such share, and each such share of Series C-1 Preferred Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Series C-1 Preferred Stock, shall cease to have any rights with respect thereto, except the right to receive the Per Series C-1 Preferred Share Redemption Amount of such share upon surrender of such Certificate in accordance with Section 2.6, without interest;

(viii)    Each share of Common Stock (other than the Dissenting Shares and the Canceled Shares) issued and outstanding immediately prior to the Effective Time shall automatically be converted into the right to receive, upon the surrender of the Certificate formerly representing such share of Common Stock, an amount equal to the Per Share Cash Consideration, and each such share of Common Stock shall no longer be outstanding and shall be canceled and shall cease to exist, and each holder of such Certificate, which immediately prior to the Effective Time represents any such share of Common Stock, shall cease to have any rights with respect thereto, except (A) the right to receive the Per Share Cash Consideration to be paid in consideration therefor upon surrender of such Certificate in accordance with Section 2.6, without interest and (B) the contingent right to receive that portion of such Holder’s Pro Rata Percentage attributable to such shares of Common Stock of the amount, if any, of (1) (x) the Working Capital Escrow Fund and (y) the Lithotech Escrow Fund released to the Holders in accordance with the terms of the Escrow Agreement, (2) the Stockholder Representative Reserve when released in accordance with Section 11.15(d) hereof, (3) refunds of Taxes for the Pre-Closing Period that are payable to the Holders pursuant to and in accordance with Section 6.9(e) and (4) without duplication of any amounts described in clause (3), Tax Benefits as a result of Transaction Tax Deductions that are payable to the Holders pursuant to and in accordance with Section 6.9(k);

(ix)    Each In The Money Option issued and outstanding immediately prior to the Effective Time shall automatically be canceled and converted into (A) the right of the Option Holder of such In The Money Option to receive an amount equal to the applicable Per Option Cash Consideration, if any, allocable to such In The Money Option in accordance with this Agreement, the Company Incentive Plan and the Certificate of Incorporation and (B) the contingent right to receive that portion of such Holder’s Pro Rata Percentage attributable to the shares underlying such In The Money Options, if any, of (1) (x) the Working Capital Escrow Fund and (y) the Lithotech Escrow Fund released to the Holders in accordance with the terms of the Escrow Agreement, (2) the Stockholder Representative Reserve when released in accordance with Section 11.15(d) hereof, (3) refunds of Taxes for the Pre-Closing Period that are payable to the Holders pursuant to and in accordance with Section 6.9(e) and (4) without duplication of any amounts described in clause (3), Tax Benefits as a result of Transaction Tax Deductions that are payable to the Holders pursuant to and in accordance with Section 6.9(k) (any amounts which the Option Holders are entitled to receive in respect of items (1) through (4) of this paragraph, collectively, the “Post-Closing Option Consideration”); and

(x)    Each Stock Unit issued and outstanding immediately prior to the Effective Time shall automatically be canceled and converted into the shares of Series B-1 Preferred Stock represented by such Stock Unit (such shares, the “Converted Stock Unit B-1 Shares”) and thereafter subject to Section 2.5(a)(vi) above in all respects.

(b)    Each share of common stock of Merger Sub issued and outstanding immediately prior to the Effective Time shall, by virtue of the Merger, be converted into one fully paid and non-assessable share of common stock, par value $0.001 per share, of the Surviving Corporation, and such common stock of the Surviving Corporation issued upon such conversion shall constitute all of the issued and outstanding shares of capital stock of the Surviving Corporation immediately following the Effective Time and shall be held entirely by the Purchaser.

(c)    Each share of Series A Preferred Stock, Series B-1 Preferred Stock, Series C-1 Preferred Stock and Common Stock of the Company that is owned by the Company or any Subsidiary of the Company (as treasury or otherwise), or by the Purchaser or any subsidiary of the Purchaser, including Merger Sub, immediately prior to the Effective Time (collectively, the “Canceled Shares”) shall be canceled and shall cease to exist and no payment shall be made in connection with the Merger with respect thereto.

(d)    Notwithstanding any provision of this Agreement to the contrary, shares of Company Stock (the “Dissenting Shares”) that are issued and outstanding immediately prior to the Effective Time and that are held by a Common Stockholder that has not voted such shares in favor of the Merger (or executed a written consent approving the Merger) and who is entitled to demand, and has properly demanded, appraisal rights in the manner provided by Section 262 of the DGCL (a “Dissenting Stockholder”), shall not be converted into or be exchangeable for the right to receive any Merger Consideration, but instead such Dissenting Stockholder shall be entitled to payment of the fair value of such shares in accordance with the provisions of Section 262 of the DGCL (and at the Effective Time, such Dissenting Shares shall no longer be outstanding and shall automatically be canceled and shall cease to exist, and such holder shall cease to have any rights with respect thereto, except the right to receive the fair value of such Dissenting Shares in accordance with the provisions of Section 262 of the DGCL), unless and until such Dissenting Stockholder shall have failed to perfect or shall have effectively waived, withdrawn or lost its rights to appraisal under the DGCL (or a court of competent jurisdiction shall determine that such Stockholder is not entitled to the relief provided by Section 262 of the DGCL). If any Dissenting Stockholder shall have failed to perfect or shall have effectively waived, withdrawn or lost such right (or a court of competent jurisdiction shall determine that such holder is not entitled to the relief provided by Section 262 of the DGCL), such holder’s shares of Company Stock, as the case may be, shall thereupon be treated as if they had been converted into and become exchangeable for the right to receive, as of the Effective Time, the Merger Consideration for each such share, in accordance with Section 2.5(a), without any interest thereon. The Company shall give the Purchaser prompt notice of any demands received by the Company for appraisal of any shares of Company Stock, as the case may be. The Company shall not, except with the prior written consent of the Purchaser (not to be unreasonably conditioned, withheld or delayed), make any payment with respect to, or settle or offer to settle, any such demands with respect to any holder of Dissenting Shares before the Effective Time. Each Person holding of record or beneficially owning Dissenting Shares that becomes entitled under the DGCL to payment of the fair value of such Dissenting Shares shall receive payment therefor from the Surviving Corporation.

(e)    Promptly after the execution of this Agreement and prior to the Effective Time, the Company and its board of directors shall take all necessary actions to provide that (i) all unvested In The Money Options will become fully vested and exercisable as of the Effective Time, (ii) all outstanding Options (whether vested or unvested) that have not been exercised as of immediately prior to the Effective Time shall cease to be exercisable, shall cease to exist and shall automatically be terminated and retired without any further action of the Company, the Purchaser, Merger Sub or Option Holder, and each Option Holder shall cease to have any rights with respect thereto, except as provided in Section 2.5(a)(ix) above and (iii) all Stock Units (whether vested or unvested) outstanding as of immediately prior to the Effective Time shall automatically be canceled and converted into shares of Series B-1 Preferred Stock pursuant to Section 2.5(a)(x) without any further action of the Company, the Purchaser, Merger Sub or the Stock Unit Holder, and each Stock Unit Holder shall cease to have any rights with respect thereto. For the avoidance of doubt, each holder of an Option that is not an In The Money Option shall not be entitled to receive any payment with respect to such Option and, immediately prior to the Effective Time, each such Option shall be canceled and the holder thereof shall cease to have rights with respect thereto.

Section 2.6    Exchange of Certificates.

(a)    Prior to receiving any portion of the Merger Consideration, each holder of record of a certificate or certificates that immediately prior to the Effective Time represented issued and outstanding shares of Company Stock (the “Certificates”) shall have delivered to the Paying Agent (i) a properly completed and duly executed letter of transmittal in a form and substance reasonably satisfactory to the Purchaser and the Paying Agent (a “Letter of Transmittal”) and (ii) the Certificates held of record by such holder. Such Letter of Transmittal shall have been previously delivered by the Paying Agent to such holder along with instructions thereto and a notice to the effect that delivery of the Certificates shall be effected, and risk of loss and title to the Certificates shall pass only upon delivery of the Certificates to the Paying Agent. Upon surrender of a Certificate to the Paying Agent, together with such Letter of Transmittal, duly executed, the holder of such Certificate shall be entitled to receive in exchange therefor the consideration into which the shares represented by such Certificate shall have been converted pursuant to Section 2.5(a), and the Certificate so surrendered shall be canceled. If the portion of the Merger Consideration to be paid with respect to such shares is to be paid to a Person other than the Person in whose name the Certificate so surrendered is registered, it shall be a condition of exchange that such Certificate shall be properly endorsed or otherwise in proper form for transfer and that the Person requesting such exchange shall pay any transfer or other Taxes required by reason of the exchange to a Person other than the registered holder of such Certificate or establish to the reasonable satisfaction of the Company that such Tax has been paid or is not applicable. Until surrendered as contemplated by this Section 2.6, each Certificate shall be deemed as of the Effective Time of the Merger to represent only the right or the contingent right, as applicable, to receive, upon surrender of such Certificate in accordance with this Section 2.6(a), the portion of the Merger Consideration into which the shares of Company Stock shall have been converted pursuant to Section 2.5(a). If any Certificate shall have been lost, stolen or destroyed, the Paying Agent may, in its discretion and as a condition precedent to the issuance of any Merger Consideration in respect thereof pursuant to Section 2.5(a), require the owner of such lost, stolen or destroyed Certificate to provide an appropriate affidavit or indemnity agreement with respect to such Certificate.

(b)    All Merger Consideration paid upon the surrender of Certificates in accordance with the terms of this ARTICLE II shall be deemed to have been exchanged and paid in full satisfaction of all rights pertaining to the shares represented by such Certificates and there shall be no further registration of transfers on the stock transfer books of the Surviving Corporation of the shares of the Company Stock that were issued and outstanding immediately prior to the Effective Time of the Merger. If, after the Effective Time, Certificates are presented to the Surviving Corporation for any reason, they shall be canceled and exchanged for the applicable portion of the Merger Consideration as provided in this ARTICLE II.

(c)    Subject to applicable Laws, at any time following the six (6) month anniversary of the Closing Date, the Surviving Corporation shall be entitled to require the Paying Agent to deliver to it any funds (including any interest received with respect thereto) that had been made available to the Paying Agent and which have not been disbursed to the Stockholders, and thereafter, such Stockholders shall be entitled to look only to the Surviving Corporation (subject to abandoned property, escheat or other similar Laws) as general creditors thereof with respect to the payment of any Merger Consideration that would otherwise be payable upon surrender of any Certificates held by such Stockholders, as determined pursuant to this Agreement, without any interest thereon. Any amounts remaining unclaimed by such Stockholders at such time at which such amounts would otherwise escheat to or become property of any Governmental Entity shall become, to the extent permitted by applicable Laws, the property of the Purchaser, free and clear of all claims or interests of any Person previously entitled thereto. Notwithstanding the foregoing, none of the Purchaser, Merger Sub or the Surviving Corporation shall be liable to any former Stockholders for any portion of the Merger Consideration or interest thereon properly delivered to a public official pursuant to any applicable abandoned property, escheat or other similar Law.

(d)    The Paying Agent, the Purchaser, Merger Sub, or the Surviving Corporation (as appropriate) shall be entitled to deduct and withhold from consideration otherwise payable pursuant to this Agreement to any Stockholders such amounts as are required to be deducted and withheld with respect to the making of such payment under the Code, or any provision of state, local or foreign Tax Law; provided, that the Paying Agent must be provided with prior written notice of any such required withholding at least five (5) days’ prior to the date of such payment. To the extent that amounts are so withheld, (i) such withheld amounts shall be treated for all purposes of this Agreement as having been paid to the Stockholders in respect of which such deduction and withholding was made and (ii) the Paying Agent, the Purchaser, the Company or the Surviving Corporation (as appropriate) shall provide such Stockholders written notice of the amounts so deducted or withheld.

(e)    The applicable Stockholder Loan Amount will be deducted from the consideration paid pursuant to Section 2.5(a) to each Stockholder Loan Party, as applicable.

ARTICLE III

MERGER CONSIDERATION

Section 3.1    Merger Consideration. Notwithstanding anything to the contrary set forth herein, the aggregate Cash amount to be paid by the Purchaser to the Stockholders at the Closing (the “Cash Consideration”) shall be an amount equal to (a) the Enterprise Value, minus (b) the amount of the Closing Date Indebtedness determined in accordance with Section 3.2(a), plus (c) the amount of the Estimated Closing Cash determined in accordance with Section 3.2(a), plus (d) the amount of the Estimated Working Capital Surplus, if any, determined in accordance with Section 3.2(a), minus (e) the amount of the Estimated Working Capital Deficit, if any, determined in accordance with Section 3.2(a), minus (f) the amount of the Estimated Transaction Expenses, if any, determined in accordance with Section 3.2(a), minus (g) One Million Dollars ($1,000,000) (the “Working Capital Escrow Amount”), minus (h) Two Million Five Hundred Thousand Dollars ($2,500,000) (the “Lithotech Earnout Escrow Amount”) minus (i) Three Million Dollars ($3,000,000) (the “Stockholder Representative Reserve”) minus (i) the Severance Costs, minus (j) the Continuing Transition Employee Compensation; provided, however, there shall be no duplication in any of the foregoing reductions and there shall be no reduction as otherwise provided in this Section 3.1 to the extent such liability or obligation is reserved for in both the Estimated Closing Statement and the Final Closing Statement.

Section 3.2    Closing Date Statements. Not less than two (2) Business Days prior to the Closing Date, the Company shall deliver to the Purchaser:

(a)    an estimated closing statement (the “Estimated Closing Statement”), signed by the Chief Financial Officer or the Chief Executive Officer of the Company (on behalf and in the name of the Company), which sets forth in reasonable detail (i) the aggregate amount of the Closing Date Indebtedness and (ii) the Company’s reasonable good faith calculation of (A) the estimated Closing Date Net Working Capital (the “Estimated Closing Date Net Working Capital”), the Estimated Working Capital Surplus, if any, and the Estimated Working Capital Deficit, if any, resulting therefrom, (B) the estimated Closing Cash (the “Estimated Closing Cash”) and (C) the estimated Transaction Expenses (the “Estimated Transaction Expenses”). The Company shall provide the Purchaser and its Representatives with reasonable access to appropriate employees and advisors of the Company during normal business hours and access to such books and records as may be reasonably requested by them to review the information contained in the Estimated Closing Statement. The Company shall take into consideration any proposed revisions to the Estimated Closing Statement as are presented in good faith by the Purchaser. If the Company and the Purchaser are unable to resolve any dispute with respect to the Estimated Closing Statement, such dispute shall not under any circumstance delay the Closing, and the amounts set forth therein shall be calculated as set forth in the Estimated Closing Statement (as modified to reflect any revision mutually agreed upon by the Purchaser and the Company), for the purposes of the Closing; and

(b)    a statement (the “Closing Date Holder Payment Statement”), signed by the Chief Financial Officer or the Chief Executive Officer of the Company (on behalf and in the name of the Company), which sets forth in reasonable detail, in each case as of immediately prior to the Effective Time (i) the number of Fully Diluted Shares, the total number of shares of Common Stock outstanding immediately prior to the Effective Time (excluding any shares held as treasury stock), the total number of In The Money Options, the Per Series A-1 Preferred Share Redemption Amount, the Per Series A-2 Preferred Share Redemption Amount, the Per Series A-3 Preferred Share Redemption Amount, the Per Series A-4 Preferred Share Redemption Amount, the Per Series A-5 Preferred Share Redemption Amount, the Per Series B-1 Preferred Share Redemption Amount, the Per Series C-1 Preferred Share Redemption Amount, the Per Share Cash Consideration, the Per Option Cash Consideration and the aggregate amounts payable by the Purchaser to the Paying Agent and the Company pursuant to Section 3.3(a) and Section 3.3(b) of this Agreement (i.e., the Stockholder Cash Consideration and the Total Incentive Cash Consideration, respectively) and (ii) the name of each Stockholder, the number of Fully Diluted Shares held by each Stockholder, each Stockholder’s Pro Rata Percentage, the number and class of shares of Company Stock held by each Stockholder, the aggregate amount of the Stockholder Cash Consideration to be paid to each Stockholder at the Closing pursuant to Section 3.3(a) of this Agreement and the aggregate amount of the Total Incentive Cash Consideration to be paid to each Stockholder at the Closing pursuant to Section 3.3(b) of this Agreement.

Section 3.3    Payment of Cash Consideration. On the Closing Date, the Purchaser shall pay the Cash Consideration in accordance with the following, which amounts shall then be distributed by the recipient of such amounts as set forth herein:

(a)    to the Paying Agent, by wire transfer of immediately available funds to an account designated by the Paying Agent two (2) Business Days prior to the Closing, an amount equal to (i) the Aggregate Preferred Redemption Amount (other than any amount payable with respect to any Converted Stock Unit B-1 Shares) plus (ii) the Aggregate Common Proceeds (collectively, the “Stockholder Cash Consideration”), which amount shall be paid promptly by the Paying Agent to the Stockholders in accordance with Section 2.6 and the Closing Date Holder Payment Statement; and

(b)    to the Company, by wire transfer of immediately available funds to an account designated by the Company two (2) Business Days prior to the Closing, an amount equal to (i) the Option Holder Cash Consideration plus (ii) the Per Series B-1 Preferred Share Redemption Amount payable only with respect to all Converted Stock Unit B-1 Shares (the “Converted Stock Unit B-1 Share Cash Consideration” and, together with the Option Holder Cash Consideration, the “Total Incentive Cash Consideration”), which amount shall be paid promptly by the Company (through its payroll process or otherwise) to the Option Holders or the holders of the Converted Stock Unit B-1 Shares, as applicable, in accordance with the Closing Date Holder Payment Statement.

Section 3.4    Payment of Escrow Amounts. On the Closing Date, the Purchaser shall deposit with the Escrow Agent, by wire transfer of immediately available funds to an account designated by the Escrow Agent at least two (2) Business Days prior to the Closing Date, the Working Capital Escrow Amount and the Lithotech Escrow Amount, each of which shall be distributed in accordance with the terms of this Agreement and the Escrow Agreement.

(a)    The Working Capital Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Working Capital Escrow Fund.” The Escrow Agreement shall provide that on the date upon which a payment of the Final Surplus or Final Shortfall, as the case may be, is to be made pursuant to Section 3.6, the Escrow Agent shall, upon receipt of joint written instructions of the Purchaser and the Stockholder Representative, make the following payments:

(i)    if there is a Final Surplus (or not a Final Shortfall), the Escrow Agent shall pay to the Paying Agent, for the benefit of the Holders in accordance with their Pro Rata Percentages (or, in the case of the Option Holders, the Escrow Agent shall pay to the Company, for the benefit of the Option Holders in accordance with their Pro Rata Percentages), the entire Working Capital Escrow Fund; or

(ii)    if there is a Final Shortfall, the Escrow Agent shall pay (i) to the Purchaser, the lesser of the amount of such Final Shortfall or the amount of the Working Capital Escrow Fund and (ii) to the Paying Agent, for the benefit of the Holders in accordance with their Pro Rata Percentages (or, in the case of the Option Holders, the Escrow Agent shall pay to the Company, for the benefit of the Option Holders in accordance with their Pro Rata Percentages), the amount, if any, by which the Working Capital Escrow Fund exceeds the Final Shortfall.

(b)    The Lithotech Earnout Escrow Amount, as adjusted from time to time, together with any interest earned thereon, shall be referred to as the “Lithotech Earnout Escrow Fund”. On the Lithotech Earnout Date(s), upon receipt of joint written instructions of the Purchaser and the Stockholder Representative, the Escrow Agent shall make the following payments:

(i)    to the paying agent under the Lithotech Agreement, the amount of the Lithotech Earnout Payment(s), if any; and

(ii)    to the Paying Agent, for the benefit of the Holders in accordance with their Pro Rata Percentages (or, in the case of the Option Holders, the Escrow Agent shall pay to the Company, for the benefit of the Option Holders in accordance with their Pro Rata Percentages), the amount, if any, that remains in the Lithotech Earnout Escrow Fund after the final determination of the Lithotech Earnout Payment(s) and after all payments have been made pursuant to Section 3.4(b)(i).

Section 3.5    Payment of Other Amounts Payable at Closing. On the Closing Date, the Purchaser shall:

(a)    pay to the Stockholder Representative, by wire transfer of immediately available funds to an account designated in writing by the Stockholder Representative at least two (2) Business Days prior to the Closing Date, the Stockholder Representative Reserve;

(b)    on behalf of the Company and its Subsidiaries, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of the Closing Date Indebtedness to the holders thereof in accordance with the Payoff Letters;

(c)    on behalf of the Company and its Subsidiaries, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, the aggregate amount of the Estimated Transaction Expenses; and

(d)    on behalf of the Company, pay to such account or accounts as the Company specifies to the Purchaser in writing at least two (2) Business Days prior to the Closing Date, to the extent not paid prior to the Closing Date, the aggregate amount of the D&O Tail Premium.

Section 3.6    Post-Closing Adjustment.

(a)    No later than forty-five (45) days following the Closing Date, the Purchaser shall prepare and deliver to the Stockholder Representative the draft closing statement of the Company as of the Closing Date (the “Proposed Closing Statement”), which shall include a calculation of each of the Closing Date Net Working Capital, the Working Capital Surplus, if any, the Working Capital Deficit, if any, the Closing Cash, the Cash Deficit, if any, the Cash Surplus, if any, the Transaction Expenses, the Expense Overpayment, if any, the Expense Underpayment, if any, the Final Shortfall, if any, and the Final Surplus, if any. The calculation of the foregoing will be prepared in accordance with the accounting methods, policies, principles, practices, procedures, classifications and estimation methodologies (whether with regard to reserves or otherwise) that were used in the preparation of Exhibit 1.1(a) and shall not include any changes in assets or liabilities as a result of purchase accounting adjustments or other changes arising from or resulting as a consequence of the transactions contemplated by this Agreement. The Parties agree that the purpose of preparing the Proposed Closing Statement and determining Closing Date Net Working Capital, Closing Cash and Transaction Expenses pursuant to this Section 3.6 is to measure changes in Closing Date Net Working Capital, Closing Cash and Transaction Expenses against the Estimated Closing Date Net Working Capital, Estimated Closing Cash and Estimated Transaction Expenses amounts, and such process is not intended to permit the introduction of different judgments, accounting methods, policies, principles, practices, procedures, classifications or estimation methodologies (whether with regard to reserves or otherwise) for the purpose of preparing the Proposed Closing Statement or determining Closing Date Net Working Capital, Closing Cash and Transaction Expenses from those utilized by the Company in the preparation of the Estimated Closing Statement.

(b)    The Stockholder Representative shall have thirty (30) days following receipt of the Proposed Closing Statement (the “Evaluation Period”) during which to notify the Purchaser in writing of any dispute of any item contained in the Proposed Closing Statement, which written notice (the “Notice of Disagreement”) shall set forth in reasonable detail the basis for such dispute. At any time within the Evaluation Period, the Stockholder Representative shall be entitled to agree with any or all of the items set forth in the Proposed Closing Statement. For purposes of the Stockholder Representative’s evaluation of the Proposed Closing Statement, the Purchaser and the Surviving Corporation shall make available or provide reasonable access to the Stockholder Representative and its Representatives, upon advance notice and during normal business hours, all information, records, data and working papers created or used in connection with the preparation of the Proposed Closing Statement; and shall permit reasonable access, upon advance notice and during normal business hours, to the Surviving Corporation’s and its Subsidiaries’ facilities and personnel, as may be reasonably requested by the Stockholder Representative and its Representatives to analyze the Proposed Closing Statement. The Evaluation Period shall be tolled and thereby extended in respect of any delay of the Stockholder Representative’s evaluation by more than five (5) days arising out of any failure of Purchaser or the Surviving Corporation to (x) timely and substantively respond to any reasonable request or (y) act in good faith in respect of the covenants contained in the foregoing sentence.

(c)    If the Stockholder Representative does not deliver a Notice of Disagreement to the Purchaser within the Evaluation Period, or notifies the Purchaser of its agreement with the adjustments in the Proposed Closing Statement prior to the expiration of the Evaluation Period, the Proposed Closing Statement prepared by the Purchaser shall be deemed to be the Final Closing Statement, and shall be final, conclusive and binding on all Parties.

(d)    If the Stockholder Representative delivers a Notice of Disagreement to the Purchaser within the Evaluation Period, the Final Closing Statement shall be resolved as follows:

(i)    The Purchaser and the Stockholder Representative shall cooperate in good faith to resolve any such dispute as promptly as possible.

(ii)    In the event the Purchaser and the Stockholder Representative are unable to resolve any such dispute within fifteen (15) days (or such longer period as the Purchaser and the Stockholder Representative shall mutually agree in writing) after delivery to the Purchaser of the Notice of Disagreement, such dispute and each Party’s work papers related thereto shall be submitted to Deloitte (the “Arbitrator”) for resolution in accordance with this Section 3.6(d)(ii). The Stockholder Representative and the Purchaser shall use reasonable best efforts to cause the Arbitrator to render a written decision resolving the matters submitted to the Arbitrator within thirty (30) days of the making of such submission. The scope of the disputes to be resolved by the Arbitrator shall be limited to whether the items in dispute that were included in the Notice of Disagreement were prepared in accordance with this Agreement and the Arbitrator shall determine, on such basis, whether and to what extent, the Proposed Closing Statement requires adjustment. The Arbitrator is not to make any other determinations. The Arbitrator’s decision shall be based solely on written submissions and presentations by the Stockholder Representative and the Purchaser and their respective Representatives and not by independent review, and shall be made in accordance with the accounting methods, policies, principles, practices, procedures, classifications and estimation methodologies (whether with regard to reserves or otherwise) that were used in the preparation of Exhibit 1.1(a), to the extent applicable. The Arbitrator shall address only those items in dispute and may not assign a value greater than the greatest value for such item claimed by either Party or smaller than the smallest value for such item claimed by either Party. Judgment may be entered upon the determination of the Arbitrator in any court having jurisdiction over the Party against which such determination is to be enforced. The fees, costs and expenses of the Arbitrator shall be allocated between the Stockholder Representative (on behalf of the Holders), on the one hand, and the Purchaser (or, at its election, the Surviving Corporation), on the other hand, in the same proportion that the aggregate amount of the disputed items submitted to the Arbitrator that is unsuccessfully disputed by each such Party (as finally determined by the Arbitrator) bears to the total amount of such disputed items so submitted. For example, if the Stockholder Representative challenges the calculation of the Proposed Closing Statement by an amount of One Hundred Thousand Dollars ($100,000), but the Arbitrator determines that the Stockholder Representative has a valid claim for only Forty Thousand Dollars ($40,000), the Purchaser (or, at its election, the Surviving Corporation) shall bear forty percent (40%) of the fees and expenses of the Arbitrator and the Holders shall bear the other sixty percent (60%) of such fees and expenses, with the Holders portion of such fees and expenses paid solely out of the Stockholder Representative Reserve.

(e)    The Purchaser and the Stockholder Representative jointly shall revise the Proposed Closing Statement and the calculation of Closing Date Net Working Capital, the Working Capital Surplus, if any, the Working Capital Deficit, if any, the Closing Cash, the Cash Deficit, if any, the Cash Surplus, if any, the Transaction Expenses, the Expense Overpayment, if any, the Expense Underpayment, if any, the Final Shortfall, if any, and the Final Surplus, if any, as appropriate to reflect the resolution of the Stockholder Representative’s objections (as agreed upon by the Purchaser and the Stockholder Representative or as determined by the Arbitrator) and deliver it to the Stockholder Representative within ten (10) days after the resolution of such objections. Such revised Proposed Closing Statement shall be the Final Closing Statement, and shall be final, conclusive and binding on all Parties.

(f)    To the extent there is a Final Shortfall on the Final Closing Statement, the Purchaser shall be entitled to recover the amount of the Final Shortfall solely from the Working Capital Escrow Fund in accordance with the Escrow Agreement.

(g)    To the extent there is a Final Surplus on the Final Closing Statement, the Purchaser shall pay the Paying Agent, on behalf of the Holders or, in the case of the Option Holders, the Purchaser shall pay to the Company for the benefit of the Option Holders (in accordance with their Pro Rata Percentages), the amount of the Final Surplus by wire transfer of immediately available funds within five (5) Business Days after the Purchaser’s delivery of the Final Closing Statement to the Stockholder Representative to an account or accounts designated by the Paying Agent. Upon such payment, Paying Agent shall disburse promptly such amount to the Holders in accordance with their Pro Rata Percentages.

(h)    If there is no Final Shortfall and no Final Surplus, then no further adjustments or payments shall be made.

ARTICLE IV

REPRESENTATIONS AND WARRANTIES OF THE COMPANY

The Company represents and warrants to the Purchaser and Merger Sub that, except as set forth in the Disclosure Schedule, as of the date hereof and as of the Closing Date:

Section 4.1    Organization. The Company is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Each of the Company’s Subsidiaries is a corporation duly organized, validly existing and in good standing under the laws of the jurisdiction of its incorporation. The Company and each of its Subsidiaries have all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. The Company and each of its Subsidiaries is duly qualified to transact business as a foreign corporation, and is in good standing in each other jurisdiction in which the ownership or leasing of its properties or assets or the conduct of its business requires such qualification, except where the failure to so qualify or to be in good standing has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect. The Company has previously made available via the data room to the Purchaser true and complete copies of the certificate of incorporation and bylaws or comparable organizational documents of the Company and each of its Subsidiaries as currently in effect.

Section 4.2    Authorization.

(a)    The Company or its applicable Subsidiary has all necessary corporate power and authority to execute and deliver this Agreement, each Company Ancillary Document and the DMS Purchase Agreement, and to perform its obligations hereunder and thereunder and, subject to receiving the Company Stockholder Approval, if applicable, to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by the

Company of this Agreement, the Company Ancillary Documents and the consummation by it of the Merger, and the execution, delivery and performance by the applicable Subsidiary of the Company of the DMS Purchase Agreement, have been duly authorized and approved by the Company’s or its applicable Subsidiary’s board of directors, as the case may be, and except for obtaining the Company Stockholder Approval, if applicable, no other corporate action on the part of the Company is necessary to authorize the execution, delivery and performance by the Company of this Agreement, the Company Ancillary Documents, the DMS Purchase Agreement and the consummation by the Company of the Merger. This Agreement has been, the DMS Purchase Agreement shall be, and, as of the Closing Date, the Company Ancillary Documents shall be, duly executed and delivered by the Company (or one of its Subsidiaries, as applicable) and, assuming due authorization, execution and delivery hereof and thereof by the other Parties hereto and thereto, do or will, as the case may be, constitute the valid and binding agreement of the Company or its applicable Subsidiary, enforceable against the Company or its applicable Subsidiary in accordance with their terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

(b)    Pursuant to resolutions effectuated by unanimous written consent in accordance with the applicable provisions of the DGCL, the Certificate of Incorporation, the Bylaws, the Stockholders Agreement and other governing documents of the Company, the board of directors of the Company (i) determined that it is in the best interest of its Stockholders for the Merger Sub to acquire the Company on the terms and subject to the conditions set forth herein, (ii) adopted a resolution approving, authorizing, adopting and declaring advisable the Merger, the DMS Transaction, this Agreement, and the transactions contemplated hereby and thereby, and (iii) resolved to recommend that the Stockholders adopt this Agreement and directed that the adoption of this Agreement be submitted to the Stockholders entitled to vote thereon for consideration (collectively, the “Company Board Recommendation”), which Company Board Recommendation has not been withdrawn or modified. The affirmative vote of the holders of at least a majority of (A) the issued and outstanding Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock present in person or represented by proxy, voting together as a single class at a meeting at which at least a majority of such classes of shares are present in person or represented by proxy (or, if action is to be taken by written consent, the affirmative consent of the holders of at least a majority of the issued and outstanding Series A-1 Preferred Stock, Series A-2 Preferred Stock, Series A-3 Preferred Stock, Series A-4 Preferred Stock and Series A-5 Preferred Stock voting together as a single class) and (B) the issued and outstanding Voting Common Stock present in person or represented by proxy, at a meeting at which at least a majority of such class of shares are present in person or represented by proxy (or, if action is to be taken by written consent, the affirmative consent of the holders of at least a majority of the issued and outstanding Voting Common Stock) ((A) and (B) collectively, the “Company Stockholder Approval”) are the only votes or approvals of the holders of any class or series of capital stock of the Company which is necessary to adopt this Agreement. No vote of any holders of any class or series of capital stock of the Company is necessary to consummate the DMS Transaction. The action by the Company’s board of directors and the Company Stockholder Approval contemplated by this Section 4.2(b) constitute the only corporate or stockholder action, if applicable, on the part of the Company required to approve, authorize and adopt the Merger, the DMS Transaction, this Agreement and the transactions contemplated hereby and thereby under the DGCL, the Certificate of

Incorporation, the Bylaws, the Stockholders Agreement and other governing documents of the Company.

Section 4.3    Capital Stock; Indebtedness.

(a)    Section 4.3(a) of the Disclosure Schedule accurately and completely sets forth for the Company and each of its Subsidiaries, as of the date hereof, the number of shares of capital stock or other equity interests, including Stock Units and Options, of the Company and each of its Subsidiaries which are authorized and which are issued and outstanding. All of such issued and outstanding shares of capital stock or other equity or equity-based interests of the Company and each of its Subsidiaries are duly authorized, validly issued, fully paid and nonassessable, and are held of record by the Persons and in the amounts set forth in Section 4.3(a) of the Disclosure Schedule. Except as disclosed in Section 4.3(a) of the Disclosure Schedule or as set forth in the Certificate of Incorporation: (i) no shares of capital stock or other equity or equity-based interests of the Company or any of its Subsidiaries are reserved for issuance or are held as treasury shares; (ii) there are no outstanding options, warrants, rights, calls, conversion rights, rights of exchange, convertible or exchangeable securities or other plans or commitments, contingent or otherwise, relating to the capital stock or other equity or equity-based interests of the Company or any of its Subsidiaries other than as contemplated by this Agreement; (iii) there are no outstanding Contracts or other agreements of the Company or any of its Subsidiaries, or, to the Company’s Knowledge, of any of the Stockholders or any other Person, to purchase, redeem or otherwise acquire any outstanding shares of capital stock or other equity or equity-based interests of the Company or any of its Subsidiaries, or securities or obligations of any kind convertible into any shares of the capital stock or other equity or equity-based interests of the Company or any of its Subsidiaries; and (iv) there are no outstanding or authorized stock appreciation, phantom stock, stock plans or similar rights with respect to the Company or any of its Subsidiaries.

(b)    Section 4.3(b) of the Disclosure Schedule sets forth a list of all Indebtedness of the Company and its Subsidiaries as of the date of this Agreement.

Section 4.4    Subsidiaries. Section 4.4 of the Disclosure Schedule lists each Subsidiary of the Company. Except as set forth on Section 4.4 of the Disclosure Schedule, the Company owns, directly or indirectly, all of the issued and outstanding capital stock or other equity interests of each of its Subsidiaries, free and clear of all Liens. Except as set forth in Section 4.4 of the Disclosure Schedule, neither the Company nor any of the Company’s Subsidiaries owns, directly or indirectly, any capital stock or other equities, securities or interests in any corporation, limited liability company, partnership, joint venture or other entity other than, prior to the closing of the DMS Transaction, the DMS Entities.

Section 4.5    Absence of Restrictions and Conflicts.

(a)    Except as set forth in Section 4.5(a) of the Disclosure Schedule, subject to the receipt of the Company Stockholder Approval, the execution and delivery by the Company of this Agreement and the Company Ancillary Documents does not, and the performance of its obligations hereunder and thereunder will not, (i) conflict with or violate the Certificate of Incorporation, the Bylaws, the Stockholders Agreement or the certificate or articles of incorporation or bylaws of any Subsidiary, as amended or supplemented, (ii) assuming that all consents, approvals, authorizations, waiting period terminations or expirations, and other actions described in Section 4.5(b) have been obtained and all filings and obligations described in Section 4.5(b) have been made, conflict with or violate any Law applicable to the Company or any Subsidiary, or by which any material property or asset of the Company or any Subsidiary, is bound in any material respect or (iii) except as set forth in Section 4.5(a) of the Disclosure Schedule, require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien on any property or asset of the Company or any Subsidiary, in all cases, pursuant to, any of the terms, conditions or provisions of any (A) Company Contract or (B) judgment, decree or order of any Governmental Entity, to which the Company or any of its Subsidiaries is a party or by which the Company, any of its Subsidiaries or any of their respective properties or assets are bound, except, with respect to clause (iii), such triggering of payments or creation of Liens which have not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b)    The execution and delivery by the Company of this Agreement does not, and the performance of its obligations hereunder and thereunder will not, require any consent, approval, authorization or permit of, or filing with or notification to, any Governmental Entity, except (i) for the pre-merger notification requirements of the HSR Act, (ii) the Company Stockholder Approval, (iii) the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of Delaware and (iv) as otherwise set forth in Section 4.5(b) of the Disclosure Schedule.

Section 4.6    Real Property. Section 4.6(a) of the Disclosure Schedule sets forth a correct and complete list of the Leased Real Property used in the conduct of the AT Business as of the date hereof. Section 4.6(b) of the Disclosure Schedule sets forth the street address of all real property used in the conduct of the AT Business in which the Company or any of its Subsidiaries has a fee ownership interest as of the date hereof (the “Owned Real Property”). The Real Property constitutes all of the real property currently utilized by the Company and its Subsidiaries in the conduct of the AT Business. To the extent owned by the Company or its Subsidiaries and in the possession, custody and control of the Company or its Subsidiaries, the Company has delivered to the Purchaser copies of (i) all deeds and other instruments (as recorded) by which the Company and its Subsidiaries acquired its interest in the Owned Real Property, and (ii) all title reports, surveys and title policies with respect to the Owned Real Property. The Company or one of its Subsidiaries has fee simple title to the Owned Real Property, and has not leased, subleased or licensed the Owned Real Property to any third party. The Company or one of its Subsidiaries has a valid leasehold interest in the Leased Real Property, and, to the Knowledge of the Company, no other party thereto is in default thereunder. The Company has not subleased or licensed the Leased Real Property used in the conduct of the AT Business to any third party. Except as set forth on Section 4.6(c) of the Disclosure Schedule, all real property used in the conduct of the business conducted by the DMS Entities is either owned by a DMS Entity or leased by a DMS Entity from an unaffiliated third party.

Section 4.7    Title to Assets; Related Matters.

(a)    The Company and its Subsidiaries have good and marketable title to, or a valid leasehold interest in, all of their respective personal and real property and assets, free and clear of all Liens other than Permitted Liens, and all equipment and other items of tangible personal property and assets of the Company and its Subsidiaries are in operating condition and capable of being used for their intended purposes (ordinary wear and tear excepted) and are usable in the Ordinary Course, except with respect to any of the foregoing as has not had and would not reasonably be expected to result in, individually or in the aggregate, a Material Adverse Effect.

(b)    From and after the Closing, (i) except as set forth on Section 4.7(b)(i) of the Disclosure Schedule, the Company and its Subsidiaries (other than the DMS Entities) will own all assets sufficient to conduct the AT Business in substantially the same manner as the AT Business is being conducted by the Company and its Subsidiaries on the date hereof, and (ii) all debts, liabilities, obligations, guarantees, assurances and commitments, whether fixed, contingent or absolute, asserted or unasserted, matured or unmatured, liquidated or unliquidated, accrued or not accrued, known or unknown, due or to become due, whenever or however arising, of or related to the business conducted by the DMS Entities will be solely held by, performed by and fulfilled when due by the DMS Entities in accordance with their respective terms.

Section 4.8    Inventory. Except as set forth in Section 4.8 of the Disclosure Schedule, the inventory of the Company and its Subsidiaries consists, in all material respects, of a quality and quantity usable and saleable in the Ordinary Course, except for obsolete items and items of below-standard quality, all of which have been written off or written down to the lower of cost or net realizable value in accordance with GAAP in the Financial Statements. The inventories of the Company and its Subsidiaries constitute sufficient quantities for the normal operation of business in accordance with past practice, and are reasonable with respect to the present condition and circumstances of the Company and its Subsidiaries.

Section 4.9    Financial Statements. True and complete copies of the Financial Statements are attached as Section 4.9(a) of the Disclosure Schedule. Except as set forth in Section 4.9(b) of the Disclosure Schedule, the Financial Statements (including the related notes and schedules) have been prepared in accordance with GAAP (except as specifically indicated in the related notes and schedules) and each of the balance sheets included in the Financial Statements fairly presents in all material respects the consolidated financial position of the Company and its Subsidiaries (or, if applicable, of the DMS Entities) as of the date of such balance sheets, and each statement of comprehensive income, stockholders’ equity and cash flows included in the Financial Statements fairly presents in all material respects the consolidated results of operations and changes in stockholders’ equity or cash flows, as the case may be, of the Company and its Subsidiaries (or, if applicable, of the DMS Entities) for the periods set forth therein (except as specifically indicated in the related notes and schedules and subject, in the case of unaudited financial statements, to normal year end adjustments and the absence of notes to such statements, which adjustments if made, or which notes if included, would not be material individually or in the aggregate). True and complete copies of the AT Financial Information is attached as Section 4.9(c) of the Disclosure Schedule. The AT

Financial Information (i) was derived from the books and records of the Company and its Subsidiaries and was prepared on a basis consistent with the Financial Statements, (ii) presents fairly in all material respects the financial position and financial performance of the AT Business for the periods set forth therein, and (iii) completely and accurately presents the corporate allocations required to operate the AT Business on a stand-alone basis. Neither the Company nor any of its Subsidiaries has any direct or indirect liability or obligation of any kind that would be required to be included on a balance sheet (including the notes thereto) prepared in accordance with GAAP, other than liabilities or obligations (i) specifically reflected and adequately reserved against in the Financial Statements (including all notes thereto) and (ii) incurred in the Ordinary Course since the date of the Balance Sheet.

Section 4.10    Absence of Certain Changes. Since the date of the Balance Sheet, except as disclosed in this Agreement (or its exhibits or the Disclosure Schedules), the Company and its Subsidiaries have conducted their respective businesses in the Ordinary Course and there has not been any event or occurrence of any condition, that, individually or in the aggregate, has had or would reasonably be expected to result in a Material Adverse Effect. Except as disclosed in the Disclosure Schedules, as of the date of this Agreement, the Company and each of its Subsidiaries (other than the DMS Entities) have complied in all material respects with the covenants and restrictions set forth in Section 6.1 to the same extent as if this Agreement had been executed on, and had been in effect since June 30, 2016.

Section 4.11    Legal Proceedings. Except as set forth in Section 4.11 of the Disclosure Schedule, there is no, and for the past three (3) years there has not been any, suit, action, claim, arbitration or proceeding (or, to the Knowledge of the Company, investigation) pending, or, to the Knowledge of the Company, threatened against the Company or any of its Subsidiaries or any property of any of them that has resulted in or would reasonably be expected to result in damage or liability to the Company and its Subsidiaries, taken as a whole, in excess of $250,000. Neither the Company nor any of its Subsidiaries is subject to any judgment, decree, injunction, rule or order of any court or arbitration panel that has been or would reasonably be expected be materially adverse to the Company and its Subsidiaries, taken as a whole. There is no suit, action, claim, arbitration or proceeding by or before any Governmental Entity pending or, to the Knowledge of the Company, threatened against the Company, any of its Subsidiaries or any property of the Company or any of its Subsidiaries which would reasonably be expected to prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement or the DMS Purchase Agreement.

Section 4.12    Compliance with Laws; Licenses.

(a)    Except as set forth in Section 4.12 of the Disclosure Schedule, the Company and its Subsidiaries are, and have been, in compliance with all Laws applicable to the Company and its Subsidiaries as they relate to the ownership or operation of their respective businesses, except where the failure to be in compliance would not reasonably be expected to result in a Material Adverse Effect. The Company and its Subsidiaries own or possess all Licenses that are necessary to enable them to carry on their operations as presently conducted. The execution and delivery of this Agreement and the consummation of the transactions contemplated hereby shall not adversely affect any such License, or require consent from, or notice to, any Governmental Entity with respect to such License, except as would not be materially adverse to the Company and its Subsidiaries, taken as a whole.

(b)    Neither the Company nor any of its Subsidiaries is in violation of any applicable Law (including the U.S. Office of Foreign Asset Control list, Executive Order No. 13224) that prohibits or limits the conduct of business with or the receiving of funds, goods or services to or for the benefit of certain Persons specified therein or that prohibits or limits conducting business with the Company or its Subsidiaries, including any applicable Anti-Corruption Law. The Company and its Subsidiaries and, to the Knowledge of the Company, its and its Subsidiaries’ respective directors, officers, employees, agents, affiliates and representatives, are in compliance with applicable Anti-Corruption Laws and applicable Sanctions in all material respects and are not knowingly engaged in any activity that would reasonably be expected to result in the Company or its Subsidiaries being designated as a Sanctioned Person. Neither the Company, its Subsidiaries, nor, to the Knowledge of the Company, any of its or its Subsidiaries’ respective directors, officers, employees or agents that will act in any capacity in connection with or benefit from the transactions contemplated hereby, is a Sanctioned Person. None of the Company nor any of its Subsidiaries is located, organized or resident in any Sanctioned Country. No transaction contemplated by this Agreement or the DMS Purchase Agreement will violate any applicable Anti-Corruption Law or applicable Sanctions.

Section 4.13    Company Contracts.

(a)    Section 4.13(a) of the Disclosure Schedule sets forth, by reference to the applicable subsection of this Section 4.13, a correct and complete list of the following Contracts to which the Company or any of its Subsidiaries is a party as of the date hereof (the “Company Contracts”) (other than the Employment Agreements set forth on Section 4.23 of the Disclosure Schedule, the Employee Benefit Plans set forth on Section 4.15 of the Disclosure Schedule, the insurance policies set forth on Section 4.17 of the Disclosure Schedule and any Contracts that are exclusively related to business conducted by the DMS Entities):

(i)    all bonds, debentures, notes, loans, credit or loan agreements or loan commitments, mortgages, indentures, guarantees or other Contracts evidencing or governing any indebtedness for money borrowed by the Company or any of its Subsidiaries or any such Contract under which the Company or any of its Subsidiaries guaranteed the indebtedness for borrowed money of any other person;

(ii)    all leases relating to the Leased Real Property;

(iii)    all Contracts that limit or restrict the Company or any of its Subsidiaries from engaging in any line of business or in any jurisdiction or, other than a Contract entered into in the Ordinary Course, from soliciting or hiring any Person;

(iv)    all Contracts (other than any work orders, purchase orders, invoices and similar documents issued thereunder) for capital expenditures or the acquisition or construction of fixed assets requiring the payment by the Company or any of its Subsidiaries of an amount in excess of One Million Dollars ($1,000,000), individually, except any capital expenditures included in the Company’s annual budget;

(v)    all Contracts granting to any Person (other than the Company or any of its Subsidiaries) an option or a first refusal, first-offer or similar preferential right to purchase or acquire any material assets of the Company or any of its Subsidiaries;

(vi)    all Contracts entered into since December 31, 2013 involving the purchase of substantially all of the assets or capital stock of any Person or a merger, consolidation, business combination or similar extraordinary transaction;

(vii)    Contracts (other than any work orders, purchase orders, invoices and similar documents issued thereunder) for the provision of goods or services by the Company or any of its Subsidiaries to their customers, or to the Company or any of its Subsidiaries by their suppliers, that individually exceed One Million Five Hundred Thousand Dollars ($1,500,000) in the past twelve (12) months;

(viii)    all Contracts to which the Company or any Subsidiary is a party pursuant to which a third party has licensed or transferred any material Intellectual Property to the Company or any Subsidiary or pursuant to which the Company or any Subsidiary has licensed, transferred or granted a covenant not to sue on, any material Owned Intellectual Property, excluding off the shelf Software licensed by the Company or its Subsidiaries;

(ix)    all exchange traded or over-the-counter swap, forward, future, option, cap, floor or collar financial Contracts, or any other interest rate or foreign currency protection Contract having a notional amount that exceeds Two Hundred Fifty Thousand Dollars ($250,000);

(x)    any partnership, limited liability company or joint venture agreement;

(xi)    any Contract providing for the sale, assignment, lease, license or other disposition of any asset of the Company or any of its Subsidiaries with a value in excess of $500,000, except for sales of inventory in the Ordinary Course;

(xii)    any Contract, other than contracts with customers and suppliers entered into in the Ordinary Course, wherein the Company or any of its Subsidiaries has agreed to, or assumed, any obligation or duty to indemnify, reimburse, hold harmless, guarantee or otherwise assume or incur any liability or obligation of any Person; and

(xiii)    any Contract not listed in clauses (i) through (xii) above that is material to the Company and its Subsidiaries, taken as a whole.

(b)    Correct and complete copies of all Company Contracts, including all amendments, modifications, and supplements thereof (other than any work orders, purchase orders, invoices and similar documents issued thereunder), have been made available to the Purchaser. Each Company Contract is valid, binding and enforceable in all material respects in accordance with its terms with respect to the Company or any of its Subsidiaries, as applicable, and to the Knowledge of the Company, each other party to such Company Contracts. Except as set forth in Section 4.13(b) of the Disclosure Schedule, there is no existing material default or material breach (i) by the Company or any of its Subsidiaries, as applicable, under any Company Contract or (ii) to the Company’s Knowledge, by any other party to any Company Contract described in Section 4.13(a) hereof. No party to a Company Contract has given written notice of any significant dispute with respect to any Company Contract. Section 4.13(a) of the Disclosure Schedule identifies with an asterisk (*) each Company Contract set forth therein that requires the consent of or notice to the other party thereto to avoid any material breach, material default or material violation of such Contract in connection with the transactions contemplated by this Agreement. Except as set forth on Section 4.13(b) of the Disclosure Schedule, no Company Contract is with a DMS Entity and no Company Contract relates in any way to the business conducted by the DMS Entities.

Section 4.14    Tax Returns; Taxes.

(a)    Except as set forth on Section 4.14(a) of the Disclosure Schedule, all Tax Returns required to be filed by the Company and its Subsidiaries have been timely and properly filed (taking into account extensions of time to file) with the appropriate Taxing Authority in accordance with all applicable Laws, and all such Tax Returns are true, correct and complete in all material respects. Each of the Company and its Subsidiaries has timely and properly paid all material Taxes to the appropriate Taxing Authority whether or not shown as due and payable on any Tax Return, and in the case of Taxes not yet due and payable, the Company has provided adequate accruals in the Balance Sheet or, in the case of Taxes accruing after the date of the Balance Sheet and through the Closing Date, on its books or accounts. Neither the Company nor any of its Subsidiaries is currently the beneficiary of any extension of time within which to file any Tax Return.

(b)    There are no Liens, other than Permitted Liens, relating to Taxes existing, threatened or pending with respect to any asset of the Company or any of its Subsidiaries.

(c)    The Company and each of its Subsidiaries has timely and properly withheld or collected all material Taxes required to be withheld or collected, and all such Taxes have been timely and properly paid over to the appropriate Taxing Authority.

(d)    The Company and each of its Subsidiaries has timely filed or provided all information, returns or reports, including Forms 1099 and W-2 (and foreign, state and local equivalents) that are required to have been filed or provided and has accurately reported all information required to be included on such returns or reports.

(e)    No Tax Return of the Company or any of its Subsidiaries has ever been audited by any Taxing Authority and no such audit has been threatened against or with respect to the Company or any of its Subsidiaries by any Taxing Authority.

(f)    No written request for information related to Taxes has been received from any Taxing Authority since December 31, 2012, and no claim has been made by any Taxing Authority in a jurisdiction where the Company or any of its Subsidiaries does not file Tax Returns that it was, is or may be, subject to taxation by that jurisdiction.

(g)    All deficiencies proposed or asserted, and all assessments made have been timely and fully paid to the appropriate Taxing Authority, and there are no other claims or assessments pending or threatened against the Company or any of its Subsidiaries in respect of Taxes. There are no outstanding agreements or waivers extending the statutory period of limitation applicable to any claim for, or the period for the collection or assessment of, Taxes due from or with respect to the Company or any of its Subsidiaries.

(h)    Neither the Company nor any of its Subsidiaries is or has ever been a member of an affiliated group (within the meaning of Section 1504(a) of the Code or similar group defined under any similar provision of foreign, state or local Law), consolidated group, combined group or unitary group for any taxable period, and neither the Company nor any of its Subsidiaries has any liability or obligation for the Taxes of any other Person under Treasury Regulations Section 1.1502-6 (or any similar provision of any foreign, state or local Law), as a transferee or successor, by agreement or otherwise, in each case, other than any group of which the Company or one of its Subsidiaries is or has been the parent.

(i)    Neither the Company nor any of its Subsidiaries will be required to include any item of income in, or exclude any item of deduction from, taxable income for any period or portion thereof ending after the Closing Date (i) under Section 481 of the Code (or any similar provision of any foreign, state or local Law) as a result of change in method of accounting for a Pre-Closing Period, (ii) pursuant to the provisions of any agreement entered into with any Taxing Authority or pursuant to a “closing agreement” as defined in Section 7121 of the Code (or any similar provision of any foreign, state or local Law) executed on or prior to the Closing Date, (iii) as a result of any intercompany transactions or any excess loss account described in Treasury Regulations Section 1.1502-19 (or any similar provision of any foreign, state or local Law), (iv) as a result of the installment method of accounting, the completed contract method of accounting or the cash method of accounting with respect to a transaction that occurred prior to the Closing Date, (v) as a result of any prepaid amount received on or prior to the Closing Date, (vi) as a result of any election under Section 108(i) of the Code (or any similar provision of any foreign, state or local Law) with respect to the discharge of any indebtedness on or prior to the Closing Date, (vii) as a result of amounts earned on or before the Closing Date pursuant to Section 951 of the Code, or (viii) as a result of any debt instrument held prior to the Closing that was acquired with “original issue discount” as defined in Section 1273(a) of the Code or subject to the rules set forth in Section 1276 of the Code.

(j)    Neither the Company nor any of its Subsidiaries is a party to any Tax sharing, allocation or indemnity agreement, arrangement or similar contract.

(k)    Neither the Company nor any of its Subsidiaries has distributed the stock of another Person, or has not had its stock distributed by another Person, in a transaction that was purported or intended to be governed in whole or in part by Sections 355 or 361 of the Code.

(l)    The Company has not been a United States real property holding corporation within the meaning of Section 897(c)(2) of the Code during the applicable period specified in Section 897(c)(1)(A)(ii) of the Code.

(m)    Neither the Company nor any of its Subsidiaries has, nor has it ever had, a “permanent establishment” in any country, as such term is defined in any applicable Tax treaty or convention, nor has it otherwise taken steps that have exposed, or will expose, it to the taxing jurisdiction of any country, other than the country under which the Company or such Subsidiary is legally formed.

(n)    Neither the Company nor any of its Subsidiaries is the beneficiary of any Tax incentive, Tax rebate, Tax holiday or similar arrangement or agreement with any Governmental Entity.

(o)    The Company and each of its Subsidiaries computes its taxable income using the accrual method of accounting.

(p)    Other than as set forth on Section 4.14(p) of the Disclosure Schedules, the Company will not, as a result of the transactions contemplated by this Agreement, be obligated to make a payment to an individual or individuals that would be nondeductible by reason of Section 280G or Section 4999 of the Code (or any similar provision of state, local or foreign Law).

(q)    Neither the Company nor any Subsidiary is, or has ever been, a party to, or a promoter of, a “reportable transaction” or a “listed transaction” within the meaning of Section 6707A of the Code and Treasury Regulations Section 1.6011-4 (or any predecessor provision).

Section 4.15    Company Benefit Plans.

(a)    Section 4.15(a) of the Disclosure Schedule contains a complete and correct list of all material Company Benefit Plans. The Company and its Subsidiaries have no material liability with respect to any plan, policy program or Agreement of the type set forth on Section 4.15(a) of the Disclosure Schedule other than the Company Benefit Plans. The Company has made available via the data room to the Purchaser, with respect to all such material Company Benefit Plans true, complete and correct copies of the following, to the extent applicable: all plan documents and amendments thereto; the most recent summary plan descriptions and any subsequent summaries of material modifications; Forms 5500 series as filed with the IRS for the three (3) most recent plan years for any Company Benefit Plan to which such reporting requirements apply and each trust agreement, insurance or group annuity contract and other documents relating to the funding or payment of benefits under any Company Benefit Plan; and any other documents, forms or other instruments reasonably requested by Purchaser.

(b)    With respect to each Company Benefit Plan, whether or not required to be listed on Section 4.15(a) of the Disclosure Schedule: (i) each such Company Benefit Plan has been administered in compliance in all material respects with its terms and is in compliance in all material respects with the applicable provisions of ERISA, the Code and all other applicable Laws (including reporting and disclosure obligations and health care continuation coverage obligations pursuant to COBRA); (ii) there are no proceedings, investigations, claims or suits pending or, to the Company’s Knowledge, threatened by any Governmental Entity or by any participant or beneficiary (other than routine claims for benefits) against any of the Company Benefit Plans; and (iii) to the Company’s Knowledge no Person has breached any of the duties imposed upon “fiduciaries” (within the meaning of Section 3(21) of ERISA) by ERISA or entered into any non exempt “prohibited transactions” as such term is defined in ERISA or the Code, with respect to such Company Benefit Plan.

(c)    Each Company Benefit Plan that is intended to qualify under Section 401(a), Section 401(k), Section 401(m) or Section 4975(e)(7) of the Code has either (i) received a favorable determination letter from the IRS as to its qualified status or (ii) may rely upon a favorable prototype opinion letter from the IRS, and to the Company’s Knowledge, no fact or event has occurred that would adversely affect the qualified status of any such Company Benefit Plan or the exempt status of any such trust.

(d)    Except as required by COBRA or similar Law, no Company Benefit Plan provides any post-termination medical, life insurance or other welfare-type benefits to any Person. No Company Benefit Plan is a voluntary employee benefit association under Section 501(a)(9) of the Code. Except as would give rise to no Liability to the Company, neither the Company nor any of its Subsidiaries (nor (within the past six (6) years) any member of their respective Controlled Groups) has ever maintained, sponsored, participated in or contributed to (or been required to contribute to) any (i) Employee Benefit Plan subject to the funding requirements of Section 412 of the Code or Section 302 or Title IV of ERISA,; (ii) multiemployer plan (as defined in Section 3(37) of ERISA); (iii) “defined benefit plan” within the meaning of Section 3(35) of ERISA; or (iv) “multiple employer plan” within the meaning of Section 210(a) of ERISA or Section 413(c) of the Code.

(e)    The execution and performance of this Agreement will not (i) constitute a stated triggering event under any Company Benefit Plan that will result in any payment (whether of severance pay or otherwise) becoming due from the Company or any of its Subsidiaries to any current or former officer, employee, director or consultant (or dependents of such Persons), or (ii) accelerate the time of payment or vesting, or increase the amount of compensation due to any current or former officer, employee, director or consultant (or dependents of such Persons) of the Company or its Subsidiaries. No individual has a right to any gross up or indemnification from the Company or any of its Subsidiaries with respect to any Company Benefit Plan.

(f)    To the extent that any Company Benefit Plan constitutes a “non-qualified deferred compensation plan” within the meaning of Section 409A of the Code, such Company Benefit Plan complies and has complied in both form and operation with the requirements of Section 409A of the Code.

Section 4.16    Labor Relations. Except as set forth in Section 4.16 of the Disclosure Schedule: (a) neither the Company nor any of its Subsidiaries (i) is a party to any collective bargaining agreement or other legally binding commitment, with any trade union, employee organization or workers council in respect of or affecting employees, (ii) has breached any collective bargaining agreement or other legally binding commitment with any trade union, employee organization or workers counsel in respect of or affecting employees, or (iii) is currently engaged in any negotiation with any trade union, employee organization or workers council; (b) neither the Company nor any Subsidiary has experienced any labor strike, dispute, slowdown or stoppage; (c) no claim, complaint or charge (or, to the Knowledge of the Company, investigation) is pending or, to the Knowledge of the Company, threatened by any Person against the Company or any Subsidiary under any Labor Law; and (d) neither the Company nor any Subsidiary has implemented any location closing, mass layoff, or redundancy of employees that could require notice and/or consultation under any Labor Laws (including the WARN Act, or any similar Law). True and complete copies of all material written personnel manuals, employee handbooks, and personnel policies applicable to employees have been made available via the data room to the Purchaser.

Section 4.17    Insurance Policies. Section 4.17 of the Disclosure Schedule contains a true and complete list of all material insurance policies carried as of the date hereof by or for the benefit of the Company or any of its Subsidiaries, specifying the insurer, the amount of and nature of coverage, the risk insured against, the deductible amount (if any) and the date through which coverage shall continue by virtue of premiums already paid. All insurance policies with respect to the business and assets of the Company and its Subsidiaries are in full force and effect in all material respects. All premiums due have been paid on such insurance policies, and neither the Company nor any of its Subsidiaries has received any written notice of cancellation of any such insurance policy or written notice with respect to any refusal of coverage thereunder.

Section 4.18    Environmental Matters. Except as disclosed in Section 4.18 of the Disclosure Schedule: (a) the Company and each of its Subsidiaries possess all Licenses required under Environmental Laws and each is and for the past five (5) years has been in material compliance with all Environmental Laws and any such Licenses; (b) neither the Company nor any of its Subsidiaries has received written notice of actual or threatened liability under Environmental Laws from any Governmental Entity or from any other Person or party in the past five (5) years or prior to that date if not fully resolved with no further liability or obligations, including for a Release of Hazardous Materials at any location; (c) (i) neither the Company nor any of its Subsidiaries has entered into any consent decree or order pursuant to any Environmental Law, and (ii) neither the Company nor any of its Subsidiaries is a party to any judgment, decree or judicial or administrative order pursuant to any Environmental Law, in each case (i) or (ii), in the past five (5) years or prior to that date if not fully resolved with no further liability or obligations; (d) there has been no Release of Hazardous Materials on or from the Real Property or any property or facility formerly owned, leased or operated by the Company or any of its Subsidiaries that would reasonably be expected to result in material liability to the Company or any of its Subsidiaries or that requires notification to any Governmental Entity or investigation, removal, response action, correction action or remediation under Environmental Laws or pursuant to any contractual obligations; (e) neither the Company nor any of its Subsidiaries has paid any fine or penalty within the prior three (3) years for a violation of any Environmental Law; (f) neither the Company nor any of its Subsidiaries has assumed, undertaken, or agreed to indemnify, in each case pursuant to any contractual obligations, any material liability of any other Person relating to or arising from any Environmental Law; (g) the operations and products of the Company and each of its Subsidiaries have not given rise to exposures of employees or other persons to Hazardous Materials in excess of any applicable limits or standards under Environmental Laws; (h) neither the Company nor any of its Subsidiaries has sold, marketed, manufactured or distributed any product that contains or utilizes asbestos or asbestos-containing materials; and (i) the Company and its Subsidiaries have provided, or caused to be provided, to the Purchaser copies of all material documents and records in its possession or reasonable control concerning any actual or potential material liability of the Company or any of its Subsidiaries under Environmental Laws, including arising from any Release or threat of Release of Hazardous Materials at, upon or from the Real Property or any property formerly owned, leased or operated by the Company or any of its Subsidiaries, and including any previously conducted material environmental site assessments, compliance audits, asbestos surveys, or environmental reports by Governmental Entities, and material correspondence with Governmental Entities regarding compliance with or liability of the Company or any of its Subsidiaries under Environmental Laws or Licenses.

Section 4.19    Intellectual Property.

(a)    Section 4.19(a) of the Disclosure Schedule contains a correct and complete list of all Company Registered Intellectual Property and all material unregistered copyrights, trademarks and service marks of the Company and any of its Subsidiaries.

(b)    Except as set forth in Section 4.19(b) of the Disclosure Schedule, no material Company Proprietary Software or other material Intellectual Property owned by the Company or any of its Subsidiaries is subject to any proceeding or outstanding consent, decree, order or judgment (i) restricting in any manner the use thereof by the Company or any of its Subsidiaries or (ii) that may affect the validity, use or enforceability thereof.

(c)    Each item of Company Registered Intellectual Property is subsisting and in full force in all material respects. Except as set forth in Section 4.19(c) of the Disclosure Schedule, all necessary registration, maintenance and renewal fees currently due and owing in connection with Company Registered Intellectual Property have been paid and all necessary documents, recordations and certifications in connection with the Company Registered Intellectual Property have been filed with the relevant patent, copyright, trademark or other authorities in the United States or foreign jurisdictions, as the case may be, for the purposes of maintaining such Company Registered Intellectual Property and recording ownership by the Company or any of its Subsidiaries of such Company Registered Intellectual Property.

(d)    Except as set forth in Section 4.19(d) of the Disclosure Schedule, the Company is the sole and exclusive owner of each item of Intellectual Property used by the Company or any of its Subsidiaries, other than Intellectual Property that is licensed to the Company or any of its Subsidiaries and Intellectual Property that is available to the Company or any of its Subsidiaries without the requirement of a license, free and clear of any Lien except Permitted Liens.

(e)    The operations of the Company and its Subsidiaries as currently conducted, including the Company’s and its Subsidiaries’ products and services, do not infringe or misappropriate the Intellectual Property of any third party in any material respect. Neither the Company nor any of its Subsidiaries has, during the three (3) year period preceding the Closing, received written notice that its activities may infringe or violate the Intellectual Property rights of any third party.

(f)    The consummation of the transactions contemplated by this Agreement will neither violate nor result in the breach, modification, cancellation, termination or suspension of any Contract with any Customer or Supplier granting the Company or any of its Subsidiaries rights in the Company Intellectual Property, except as would not be material to the Company or any of its Subsidiaries.

(g)    Except as set forth in Section 4.19(g) of the Disclosure Schedule, to the Knowledge of the Company, no Person is infringing or misappropriating any Company Intellectual Property that is owned by or exclusively licensed to the Company or any of its Subsidiaries.

(h)    The Company and its Subsidiaries have taken reasonable steps to protect their respective rights in the Confidential Information and any trade secret or confidential information of third parties used by the Company or any Subsidiary, and, without limiting the generality of the foregoing, the Company and each Subsidiary have used commercially reasonable efforts to enforce a policy requiring employees, agents, consultants, contractors and other Persons with responsibility for the development of Intellectual Property for the Company or any Subsidiary to execute a proprietary information/confidentiality agreement in substantially the form provided to the Purchaser, and, except under confidentiality obligations, there has not been any disclosure by the Company or any Subsidiary of any material Confidential Information or any such trade secret or material confidential information of third parties as has been or would reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole.

(i)    Except as set forth in Section 4.19(i) of the Disclosure Schedule, no Company Intellectual Property used in connection with the AT Business is owned, licensed or otherwise used by any DMS Entity.

Section 4.20    Software.

(a)    Section 4.20(a) of the Disclosure Schedule sets forth a correct and complete list of the material Company Proprietary Software currently licensed by the

Company or any of its Subsidiaries, none of which is licensed by any DMS Entity except as pursuant to the Transition Services Agreement.

(b)    Except as set forth in Section 4.20(b) of the Disclosure Schedule, none of such Company Proprietary Software is subject to any “copyleft” or other obligation or condition (including any obligation or condition under any “open source” license such as the GNU Public License, Lesser GNU Public License or Mozilla Public License) that requires, or conditions the use or distribution of such Company Proprietary Software on, the disclosure, licensing or distribution of any source code for any portion of such Company Proprietary Software.

(c)    Except as set forth in Section 4.20(c) of the Disclosure Schedule, the source code for such Company Proprietary Software currently in use by the Company or any Subsidiary is maintained in confidence and the Company is not obligated to place it in escrow.

Section 4.21    FDA Compliance.

(a)    The Company and its Subsidiaries are currently conducting, and have conducted, their business and operations in compliance in all material respects with all applicable provisions of the Federal Food, Drug, and Cosmetic Act, 21 U.S.C. §§ 301 et seq., all applicable regulations promulgated by the United States Food and Drug Administration or any similar foreign Governmental Entity, as applicable (“FDA”), and all other FDA Laws. Except as identified on Section 4.21(a) of the Disclosure Schedule, neither the Company nor its Subsidiaries have received in the past five (5) years any written notice, Form FDA-483, FDA warning letters or “untitled letters,” from the FDA alleging or asserting non-compliance with any applicable FDA Law or any other communication alleging actual or potential violations of FDA Law. Neither the Company nor any of its Subsidiaries have entered into any consent decree or order pursuant to any FDA Law, and neither the Company nor any of its Subsidiaries is a party to any judgment, decree, or judicial or administrative order pursuant to any FDA Law. There is no civil, criminal or administrative action, suit, demand, claim, complaint, hearing, investigation, demand letter, warning letter, Form FDA 483, proceeding or request for information pending against the Company or its Subsidiaries and neither the Company nor any of its Subsidiaries have any material liability (whether actual or contingent) for failure to comply with any FDA Law. To the Company’s Knowledge, there is no act, omission, event, or circumstance that would reasonably be expected to give rise to or lead to any such action, suit, demand, claim, complaint, hearing, investigation, notice, demand letter, warning letter, proceeding or request for information or any such liability.

(b)    The Company and its Subsidiaries do not manufacture, market or distribute any FDA regulated products that either require or are the subject of applicable FDA clearances, approvals, licenses, or permits, as the case may be, that are owned by the Company or its Subsidiaries, or any FDA products that are owned by the Company or its Subsidiaries and exempt from such FDA clearance, approval, license or permit requirements in accordance with FDA Law. To the Company’s Knowledge, all finished

FDA regulated products that are contract manufactured, prepared or propagated by the Company or its Subsidiaries are the subject of an appropriate clearance or approval issued by FDA, as required, and duly held by the party for whom the Company or its Subsidiaries is manufacturing, preparing or propagating such finished FDA regulated product, or such product is otherwise exempt from such FDA clearance, approval, license or permit requirements in accordance with FDA Laws. The Company and its Subsidiaries have obtained and maintained in full force and effect, all necessary establishment registrations, and device listings needed for the continuing operation of the AT Business and the business conducted by the DMS Entities, in each case, as listed on Section 4.21(b) of the Disclosure Schedule.

(c)    Except where any such non-compliance has not been and would not reasonably be expected to be material to the Company and its Subsidiaries, taken as a whole, the Company and its Subsidiaries are and have each been for the past five (5) years, in compliance with, and each product of the Company and its Subsidiaries subject to regulation by the FDA that is in commercial distribution while in the care, custody and control of the Company and its Subsidiaries have been designed (to the extent that such design is under the control of the Company or any of its Subsidiaries), manufactured, prepared, assembled, packaged, labeled, stored, and processed in compliance with current Good Manufacturing Practices, including, where applicable the Quality System Regulation. With respect to articles that are manufactured or assembled by the Company or its Subsidiaries that are not finished products (e.g., components), and where such compliance is required by contract, the Company and its Subsidiaries have operated in compliance with, and each component while in the care, custody and control of the Company or its Subsidiaries has, as applicable, been manufactured, prepared, assembled, packaged, labeled, stored and processed in compliance in all material respects with current Good Manufacturing Practices, including, where applicable, the Quality System Regulation.

(d)    The Company and its Subsidiaries have made all material notifications, submissions and reports to the FDA required by FDA Law, and all such notifications, submissions and reports were true, complete and correct in all material respects as of the date of submission to the FDA (or were corrected or supplemented by a subsequent notification, submission or report). Neither the Company nor its Subsidiaries have made any untrue statement of a material fact or fraudulent statement to the FDA; failed to disclose a material fact required to be disclosed to the FDA; or committed an act, made a statement, or failed to make a statement that, at the time such disclosure was made, would reasonably be expected to provide a basis for the FDA to invoke its policy respecting “Fraud, Untrue Statements of Material Facts, Bribery, and Illegal Gratuities,” set forth in 56 Fed. Reg. 46191 (September 10, 1991).

(e)    Neither the Company nor any Subsidiaries nor any of its employees and to the Company’s Knowledge, any of its contractors, has been, or to the Company’s Knowledge, is in anticipation of being debarred pursuant to the Generic Drug Enforcement Act of 1992 (21 U.S.C. § 335a(m)).

(f)    With the exception of those items identified on Section 4.21(f) of the Disclosure Schedule, none of the Company, its Subsidiaries, or, to the Company’s Knowledge, any of their customers, has undertaken a recall, field correction, removal or withdrawal of any: (i) products (e.g., finished medical devices or components) manufactured by the Company or its Subsidiaries or (ii) finished medical devices that incorporate the Company’s or its Subsidiaries’ manufactured products (e.g., components) due to the failure of any such Company’s or Subsidiaries’ manufactured product’s failure to meet specifications or otherwise perform as intended, nor have any such products been seized, detained, subject to suspension of manufacturing or termination or suspension of marketing. To the Company’s Knowledge, there are no facts or circumstances reasonably likely to cause such recall, field correction, removal, withdrawal, seizure, detention, suspension of manufacturing or termination or suspension of marketing of any product.

(g)    The Company and its Subsidiaries have not conducted any clinical studies in the United States nor sponsored the conduct of any clinical research in the United States.

Section 4.22    Brokers, Finders and Investment Bankers. Except as set forth in Section 4.22 of the Disclosure Schedule, none of the Company, any of its Subsidiaries, or any officer, director or employee of the Company or any of its Subsidiaries or any Affiliate of the Company or any of its Subsidiaries, has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 4.23    Officers and Select Employees. Section 4.23 of the Disclosure Schedule contains a correct and complete list of (a) all of the officers of the Company and each of its Subsidiaries and (b) all of the other employees of the Company and each of its Subsidiaries as of the date hereof who have received a base salary in excess of Two Hundred Thousand Dollars ($200,000) for the twelve (12) month period ended June 30, 2016, together with an appropriate notation next to the name of any officer or other employee on such list who is subject to any Employment Agreement. There is no existing material default or material breach of the Company or any of its Subsidiaries, as applicable, under any Employment Agreement (or event or condition that, with notice or lapse of time or both would constitute a material default or material breach).

Section 4.24    Customer and Supplier Relations. Section 4.24(a) of the Disclosure Schedule contains a correct and complete list of the identity of the Customers and Suppliers, and the amount of sales to or purchases from each such Customer or Supplier during the twelve (12) month period ended June 30, 2016. Except as set forth in Section 4.24(b) of the Disclosure Schedule, no Customer or Supplier has, as of the date hereof, canceled, terminated or made any written threat to cancel or otherwise terminate any of its Contracts with the Company or its Subsidiaries or to materially decrease its usage or supply of the Company’s or its Subsidiaries’ services or products. The Company has no Knowledge as of the date hereof to the effect that any current Customer or Supplier intends to terminate or materially alter its business relations with the Company or any of its Subsidiaries, either as a result of the transactions contemplated by this Agreement or otherwise.

Section 4.25    Transactions with Affiliates. Except (x) as set forth in Section 4.25 of the Disclosure Schedule, (y) with respect to compensation received as employees and (z) Contracts entered into on an arms’ length basis and in the ordinary course of business between the Company or one of its Subsidiaries, on the one hand, and any of the direct or indirect portfolio companies of investment funds advised or managed by KRG Capital Management, L.P. or an Affiliate thereof, on the other hand, no officer or director of the Company, any of its Subsidiaries or any Affiliate of any of them, and no Person with whom any such officer or director has any direct or indirect relation by blood, marriage or adoption, has any interest in: (a) any material Contract with, or relating to, the Company or any of its Subsidiaries or the material properties or assets of the Company or any of its Subsidiaries; (b) any material Contract for or relating to the Company or any of its Subsidiaries or the material properties or assets of the Company or any of its Subsidiaries; or (c) any material property (real, personal or mixed), tangible or intangible, used or currently intended to be used by the Company or any of its Subsidiaries.

Section 4.26    Investment Company. Neither the Company nor any of its Subsidiaries is an “investment company” or a company “controlled” by an “investment company” within the meaning of the Investment Company Act of 1940, as amended.

ARTICLE V

REPRESENTATIONS AND WARRANTIES OF THE PURCHASER AND MERGER SUB

The Purchaser and Merger Sub hereby, jointly and severally, represent and warrant to the Company that as of the date hereof and as of the Closing Date:

Section 5.1    Organization. The Purchaser is a corporation duly organized, validly existing and in good standing under the laws of the State of Ohio and has all requisite corporate power and authority to own, lease and operate its properties and to carry on its business as now being conducted. Merger Sub is a corporation duly organized, validly existing and in good standing under the laws of the State of Delaware. Merger Sub has been formed solely for the purpose of engaging in the transactions contemplated hereby, and as of the Effective Time, will have engaged in no other business or other activities or incurred any liabilities, other than in connection with or as contemplated by this Agreement. The Purchaser owns, and immediately prior to the Effective Time shall continue to own, of record and beneficially, all outstanding shares of capital stock of Merger Sub.

Section 5.2    Authorization. The Purchaser and Merger Sub each have all necessary corporate power and authority to execute and deliver this Agreement and each Purchaser Ancillary Document and to perform its obligations hereunder and thereunder, subject to obtaining the requisite stockholder approval of Merger Sub, and to consummate the transactions contemplated hereby and thereby. The execution, delivery and performance by each of the Purchaser and Merger Sub of this Agreement and the Purchaser Ancillary Documents, and the consummation by them of the Merger, have been duly authorized and approved by each of the Purchaser’s and Merger Sub’s board of directors, and except for obtaining the requisite stockholder approval of Merger Sub, no other corporate action on the part of the Purchaser or Merger Sub is necessary to authorize the execution, delivery and performance by the Purchaser or Merger Sub of this Agreement and the Purchaser Ancillary Documents, and the

consummation by them of the Merger. This Agreement has been and, as of the Closing Date, the Purchaser Ancillary Documents shall be, duly executed and delivered by each of the Purchaser and Merger Sub and, assuming due authorization, execution and delivery hereof and thereof by the other parties hereto and thereto, do or will, as the case may be, constitute the valid and binding agreement of each of the Purchaser and Merger Sub, enforceable against the Purchaser and Merger Sub in accordance with their terms, except as such enforceability (i) may be limited by bankruptcy, insolvency, fraudulent conveyance, reorganization, moratorium or other similar Laws affecting or relating to enforcement of creditors’ rights generally and (ii) is subject to general principles of equity (regardless of whether enforceability is considered in a proceeding at law or in equity).

Section 5.3    Absence of Restrictions and Conflicts.

(a)    Subject to obtaining the requisite stockholder approval of Merger Sub, the execution and delivery by the Purchaser and Merger Sub of this Agreement and the Purchaser Ancillary Documents does not, and the performance of their respective obligations hereunder and thereunder will not, (i) conflict with or violate the articles of incorporation, regulations or bylaws of the Purchaser or Merger Sub, (ii) assuming that all consents, approvals, authorizations, waiting period terminations or expirations, and other actions described in Section 5.3(b) have been obtained and all filings and obligations described in Section 5.3(b) have been made, conflict with or violate any Law applicable to the Purchaser or Merger Sub, or by which any material property or asset of the Purchaser or Merger Sub, is bound and (iii) require any consent or result in any violation or breach of or constitute (with or without notice or lapse of time or both) a default (or give to others any right of termination, amendment, acceleration or cancellation) under, or result in the triggering of any payments or result in the creation of a Lien on any property or asset of the Purchaser or Merger Sub, in all cases, pursuant to any of the terms, conditions or provisions of any (A) Contract applicable to the Purchaser or Merger Sub or (B) judgment, decree or order of any Governmental Entity, to which the Purchaser or Merger Sub is a party or by which the Purchaser, Merger Sub or any of their respective properties or assets are bound, except, with respect to clause (iii), for any such triggering of payments or creation of Liens which have not and would not reasonably be expected to, individually or in the aggregate, prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement.

(b)    The execution and delivery by the Purchaser and Merger Sub of this Agreement do not, and the performance of their obligations hereunder will not, require any consent, approval, authorization or permit of, or filing with, or notification to, any Governmental Entity, except for (i) the pre-merger notification requirements of the HSR Act, (ii) obtaining the requisite stockholder approval of Merger Sub, (iii) the filing of a Certificate of Merger with, and the acceptance for record thereof by, the Secretary of State of the State of Delaware and (iv) as otherwise set forth on Section 5.3(b) of the Disclosure Schedule.

Section 5.4    Financial Capacity; Solvency.

(a)    The Purchaser and Merger Sub affirm that it is not a condition to Closing or to the performance of any of its obligations under this Agreement that the Purchaser or Merger Sub obtain financing for the transactions contemplated by this Agreement.

(b)    Assuming the accuracy of the representations and warranties in ARTICLE IV, immediately following the Closing, the Company will be Solvent. For purposes of this Agreement, “Solvent” when used with respect to the Company, means that, immediately following the Closing Date, (i) the amount of the Present Fair Salable Value of its assets will, as of such date, exceed all of its liabilities, contingent or otherwise, as of such date, (ii) the Company will not have, as of such date, an unreasonably small amount of capital for the business in which it is engaged or will be engaged and (iii) the Company will be able to pay its Debts as they become absolute and mature, taking into account the timing of and amounts of Cash to be received by it and the timing of and amounts of Cash to be payable on or in respect of its indebtedness. The term “Solvency” shall have its correlative meaning. For purposes of the definition of “Solvent,” (A) “Debt” means liability on a Claim and (B) “Claim” means (1) any right to payment, whether or not such a right is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured or (2) the right to an equitable remedy for breach of performance if such breach gives rise to a right to payment, whether or not such equitable remedy is reduced to judgment, liquidated, unliquidated, fixed, contingent, matured, unmatured, disputed, undisputed, legal, equitable, secured or unsecured. “Present Fair Salable Value” means the amount that may be realized if the aggregate assets of the Company are sold as an entirety with reasonable promptness in an arms’ length transaction under present conditions for the sale of comparable business enterprises.

Section 5.5    Legal Proceedings. There is no suit, action, claim, arbitration or proceeding by or before any Governmental Entity pending or, to the Knowledge of the Purchaser, threatened against the Purchaser, any of its Subsidiaries (including Merger Sub) or any property of any thereof which would reasonably be expected to prevent or materially delay consummation of the Merger and the other transactions contemplated by this Agreement. Neither the Purchaser nor any of its Subsidiaries (including Merger Sub) is subject to any judgment, decree, injunction, rule or order of any court or arbitration panel.

Section 5.6    Investment Intent. The Purchaser is acquiring the shares of capital stock of the Company pursuant to this Agreement solely for its own account and with no intention of distributing or reselling such shares or any part thereof, or interest therein, in any transaction that would be in violation of the Securities Act of 1933 (the “Securities Act”) or any other securities Laws of the United States of America or any state thereof.

Section 5.7    Status as Accredited Investor. The Purchaser is an “accredited investor” (as that term is defined in Rule 501 of Regulation D under the Securities Act). The Purchaser has such knowledge and experience in business and financial matters so that the Purchaser is capable of evaluating the merits and risks of an investment in the shares being acquired hereunder. The Purchaser understands the full nature and risk of an investment in such shares.

Section 5.8    Brokers, Finders and Investment Bankers. Except as set forth on Section 5.8 of the Disclosure Schedule, neither the Purchaser nor any of its Affiliates has employed any broker, finder or investment banker or incurred any liability for any investment banking fees, financial advisory fees, brokerage fees or finders’ fees in connection with the transactions contemplated hereby.

Section 5.9    Reliance; Inspection. The Purchaser has made its own inquiry and investigation into, and based thereon, has formed an independent judgment concerning, the Company, its Subsidiaries, the DMS Entities, the Merger and the transactions contemplated by this Agreement and has been furnished with, or given adequate access to, such information about the Company, its Subsidiaries and the DMS Entities as it has requested. In making its decision to execute and deliver this Agreement and to consummate the transactions contemplated hereby, each of the Purchaser and Merger Sub represents, warrants and agrees that it has (a) relied solely upon the representations and warranties of the Company set forth in ARTICLE IV and acknowledges that such representations and warranties are the only representations and warranties made by the Company, its Subsidiaries and the DMS Entities and (b) not relied upon any other information provided by, for or on behalf of the Company, any of its Subsidiaries or any of the DMS Entities, or their respective Representatives, to the Purchaser, Merger Sub or any of their Representatives in connection with the transactions contemplated by this Agreement, including (i) the accuracy or completeness of any express or implied representation, warranty, statement of information of any nature made or provided by the Stockholders or the Company (other than the representations and warranties of the Company set forth in ARTICLE IV) or (ii) any implied warranty or representation as to the condition, merchantability, suitability or fitness for a particular purpose or trade as to any of the assets of the Company, any of its Subsidiaries or any of the DMS Entities. The Purchaser hereby waives any right Purchaser may have against the Company or the Stockholders with respect to any inaccuracy in any such representation, warranty or statement of information of any nature (other than the representations and warranties of the Company set forth in ARTICLE IV) or with respect to any omission of any material information on the part of the Company, the Stockholders or any of their respective Representatives. The Purchaser has entered into the transactions contemplated by this Agreement with the understanding, acknowledgement and agreement that no representations or warranties, express or implied, are made with respect to (x) any future projections, business plan information, estimates, forecasts, budgets, pro-forma financial information or other similar statements communicated (orally or in writing) or provided to the Purchaser or any of its Representatives of future revenues, profitability, expenses or expenditures, future results of operations (or any component thereof) or future cash flows of the Company, its Subsidiaries and the DMS Entities or (y) any other information, documents or other materials (including any such materials contained in any electronic data room or reviewed by the Purchaser or any of its Affiliates or Representatives pursuant to the Confidentiality Agreement) or management presentations that have been or shall hereafter be provided to the Purchaser or any of its Affiliates or Representatives except as may be expressly set forth in this Agreement or the Company Ancillary Documents. Except as otherwise expressly set forth in this Agreement or the Company Ancillary Documents, the Purchaser understands and agrees that the Company, its Subsidiaries and each of their respective assets are being furnished “as is,” “where is” and, subject to the representations and warranties contained in ARTICLE IV, with all faults and without any other representation or warranty of any nature whatsoever.

ARTICLE VI

CERTAIN COVENANTS AND AGREEMENTS

Section 6.1    Ordinary Course Conduct of Business by the Company.

(a)    For the period commencing on the date hereof and ending on the Closing Date, unless the Purchaser otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed) and except as (i) otherwise required to perform the obligations set forth in this Agreement or pursuant to Section 6.15, (ii) required by the Employee Benefits Plan or (iii) required by applicable Law, the Company and its Subsidiaries shall use reasonable best efforts to conduct their businesses in the Ordinary Course. Nothing contained herein shall give to the Purchaser, directly or indirectly, the right to control or direct the Company’s or its Subsidiaries’ operations or businesses prior to the Effective Time, and the Company and its Subsidiaries shall exercise, consistent with the terms and conditions hereof, complete control and supervision of their operations and businesses until the Effective Time. Notwithstanding anything to the contrary set forth in this Agreement, no consent of the Purchaser shall be required with respect to any matter set forth in Section 6.1 or elsewhere in this Agreement to the extent that the requirement of such consent could violate any applicable Law.

(b)    Without limiting Section 6.1(a), except as set forth on Section 6.1(b) of the Disclosure Schedule, for the period commencing on the date hereof and ending on the Closing Date, unless the Purchaser otherwise consents (which consent shall not be unreasonably withheld, conditioned or delayed), except as otherwise required by this Agreement including pursuant to obligations set forth in this Agreement or pursuant to Section 6.15, the Company and its Subsidiaries shall not:

(i)    amend or authorize the amendment of its certificate of incorporation or bylaws (or equivalent organizational documents);

(ii)    other than any cash dividends, declare, set aside, make, pay or effect any recapitalization, reclassification, stock dividend (or other distribution or payment), stock split, combination or like change in its capitalization or amend the terms of any outstanding securities of the Company or any of its Subsidiaries;

(iii)    issue, sell or deliver any of the Company’s or its Subsidiaries’ securities, securities convertible into equity securities or any options, warrants or other rights to purchase the Company’s or its Subsidiaries’ equity securities;

(iv)    enter into or agree to enter into any merger or consolidation with any Person, engage in any new business or invest in, make a loan, advance or capital contribution to, or otherwise acquire the securities or a substantial portion of the assets of, any other Person (other than any loan, advance or capital contribution between the Company and its Subsidiaries);

(v)    make any change in any method of accounting or accounting policy other than as required by GAAP or applicable Law;

(vi)    (A) make any change in Tax reporting principles, practices or policies, including with respect to (x) depreciation or amortization policies or rates or (y) the payment of accounts payable or the collection of accounts receivable; (B) settle or compromise any Tax liability; (C) make, change or rescind any Tax election, (D) surrender any right in respect of Taxes, (E) consent to any extension or waiver of the limitation period applicable to any claim or assessment in respect of Taxes or (F) amend any Tax Return;

(vii)    increase the compensation or benefits (including severance benefits) payable or to become payable to or grant any bonuses (including change in control, retention, transaction or stay bonuses) or salary increase to any of its officers, directors, employees, agents, independent contractors or consultants, enter into, amend or terminate any Employment Agreement or other agreement or employee benefit plan, make or amend any loans to any of its officers, directors, employees, affiliates, agents, independent contractors or consultants or make any change in its existing borrowing or lending arrangements for or on behalf of any of such Persons pursuant to an employee benefit plan or otherwise, in any case except (A) as required by applicable Law, (B) any annual salary increases made in the Ordinary Course or (C) payments relating to the transactions contemplated hereby that are to be paid at or prior to the Closing (but not after the Closing) and that do not exceed $50,000 per recipient or $500,000 in the aggregate;

(viii)    hire or terminate (other than a termination for cause) any employee, officer, director, consultant or independent contractor of the Company or any of its Subsidiaries;

(ix)    issue, create, incur, endorse, guarantee or assume any Indebtedness in excess of $250,000 (other than pursuant to Contracts entered into in the Ordinary Course) or Liens (other than Permitted Liens);

(x)    make any loan or advance to any officer, director, employee or member of the Company or any of its Subsidiaries (except pursuant to an Employee Benefit Plan);

(xi)    enter into, amend or terminate (A) a Company Contract other than in the Ordinary Course or (B) a Company Contract of the kind described in Sections 4.13(a)(iii), (v), (vi), (viii) or (x);

(xii)    institute, settle or compromise any legal proceeding (other than matters (x) involving the payment of less than $300,000 by the Company or any of its Subsidiaries or (y) in respect of which the Company and its Subsidiaries are fully indemnified pursuant to the Lithotech Agreement) or waive or release any right or claim against a third Person;

(xiii)    take any action which would, or would reasonably be expected to, adversely affect the ability of the Parties to consummate the Merger; or

(xiv)    agree or commit to do any of the actions set forth in clauses (i) through (xiii) above.

Section 6.2    Inspection and Access to Information.

(a)    Subject to compliance with applicable Law, during the period commencing on the date hereof and ending on the Closing Date, the Company and its Subsidiaries will, and will instruct their respective officers, directors, employees, counsel, accountants, advisors, representatives and agents (collectively, “Representatives”) to, provide the Purchaser and its Representatives reasonable access, during normal business hours, without unreasonably interfering with the operation of the business of the Company and its Subsidiaries, to its premises, employees (including executive officers), properties, Contracts, commitments, books, records and other information (including Tax Returns filed and those in preparation) and will furnish to the Purchaser and its Representatives any and all available financial and operating data and other information pertaining to the Company or any of its Subsidiaries, in each case, as the Purchaser and its Representatives may reasonably request, including any information reasonably necessary for the Purchaser to timely prepare audited financial statements for the AT Business; provided, however, the Company, its Subsidiaries and their Representatives shall not be required to provide any information that (i) it reasonably believes it may not provide to the Purchaser by reason of contractual or legal restrictions, including applicable Laws, (ii) it believes is competitively sensitive information, except that such information will be provided only to the outside counsel of the Purchaser in accordance with the last sentence of this Section 6.2(a) or (iii) is protected by attorney-client or other legal privilege; provided, further, that, without limiting the foregoing, prior to any such access or provision of information, the Purchaser must obtain written permission therefor from the Chief Executive Officer, Chief Financial Officer or Corporate Counsel, as appropriate, of the Company; provided, further, that such investigation shall be conducted in accordance with all applicable antitrust Laws and shall be at the Purchaser’s sole cost and expense; and provided, further, that the Purchaser and its Representatives shall not be permitted to perform any environmental sampling at any Real Property, including sampling of soil, groundwater, surface water, building materials, or air or wastewater emissions. In addition, the Company may designate any competitively sensitive information provided to the Purchaser under this Agreement as being for “outside counsel only” and such information shall be given only to the outside counsel of the Purchaser and may not be shared with the Purchaser or its Representatives (other than such outside counsel).

(b)    All information provided or obtained by the Company or its Subsidiaries (and the DMS Entities) and their respective Representatives to the Purchaser in connection with the transactions contemplated hereby will be held by the Purchaser in accordance with the letter agreement relating to confidentiality and nondisclosure obligations, dated September 14, 2016, between the Purchaser and the Company (the “Confidentiality Agreement”). In the event of a conflict or inconsistency between the terms hereof and the Confidentiality Agreement, the terms hereof will govern.

Section 6.3    Government Filings and Approvals.

(a)    Each Party promptly shall, and in the case of any premerger notifications and related documentation required under the HSR Act, no later than five (5) Business Days following the date hereof, make all filings and submissions and shall take all other actions necessary, proper or advisable under applicable Laws to obtain any required approval of any Governmental Entity with jurisdiction over the transactions contemplated hereby. Each Party shall furnish to the appropriate Governmental Entity all information required for any application or other filing to be made pursuant to any applicable Law in connection with the transactions contemplated hereby. Each of the Parties shall cooperate with the other in promptly filing any other necessary applications, reports or other documents with any Governmental Entity having jurisdiction with respect to this Agreement and the transactions contemplated hereby, and in seeking necessary consultation with and prompt favorable action by such Governmental Entity. Concurrently with such filings or as soon thereafter as practicable, each of the Parties shall each request early termination of any waiting period applicable to the transactions contemplated hereby under the HSR Act.

(b)    Each Party shall promptly notify the other of any written notice or other communication received by such Party from any Governmental Entity in connection with the transactions contemplated hereby, and to the extent reasonably practicable, all discussions, telephone calls and meetings with a Governmental Entity regarding the transactions contemplated by this Agreement shall include Representatives of the Company and the Purchaser. No Party may extend, or take any action that would have the effect of extending, the applicable waiting period under the HSR Act without the prior written consent of each of the other Parties.

(c)    If any objections are asserted by any Governmental Entity with respect to the transactions contemplated hereby, or if any Governmental Entity challenges any of the transactions contemplated hereby as violative of any applicable antitrust Law or an order is issued enjoining the transactions contemplated hereby under any applicable antitrust Law, the Purchaser shall, subject to the provisions of this Section 6.3, use its reasonable best efforts to resolve any such objections or challenges as such Governmental Entity may have to such transactions under such Law or to have the order vacated, reversed or otherwise removed in accordance with applicable legal procedures with the goal of enabling the transactions contemplated by this Agreement to be consummated by the End Date, and the Company shall cooperate with and assist the Purchaser in effectuating the foregoing; provided, however, that the Purchaser shall not take any of the foregoing actions without the consent of the Company if such actions would bind the Company, any of its Subsidiaries or the DMS Entities to take any action (including paying money or entering into any other obligation) irrespective of whether the Closing occurs. The Purchaser shall, subject to the provisions of this Section 6.3, use its reasonable best efforts to seek to lift, reverse or remove any temporary restraining order, preliminary or permanent injunction or other order or decree that would otherwise give rise to a failure of any condition to the Closing of the transactions contemplated by this Agreement.

(d)    Notwithstanding anything in this Agreement to the contrary, the Purchaser shall, to the extent necessary in order to obtain approval of any Governmental Entity or otherwise permit the transactions contemplated by this Agreement to be consummated on a timely basis, (i) cause any asset or business, or any portion of any asset or business, of the Purchaser, any of its Subsidiaries or, following the Closing, of the Company or any Subsidiary of the Company to be sold, divested or otherwise disposed of; (ii) enter into or cause any of its Subsidiaries or, concurrent with or following the Closing, the Company or any Subsidiary of the Company to enter into a voting trust agreement, proxy arrangement or other similar agreement or arrangement with respect to any asset or business or any portion of any asset or business; (iii) cause any contractual or business relationship between (A) the Purchaser or the Purchaser’s Subsidiaries or, following the Closing, the Company or any Subsidiary of the Company and (B) any other Person to be terminated or modified; and (iv) agree to amendments to this Agreement as may be requested by the U.S. Federal Trade Commission or the U.S. Department of Justice pursuant to the HSR Act or otherwise in order to facilitate clearance of the transactions contemplated by this Agreement under the HSR Act. In no event shall the Company, any of its Subsidiaries or any of the DMS Entities be required to take, or commit to take, any of the actions required to be taken by the Purchaser pursuant to this Section 6.3(d).

(e)    Neither the Purchaser nor the Company shall, and each shall cause its Subsidiaries not to, acquire or agree to acquire, by merging with or into or consolidating with, or by purchasing a substantial portion of the assets of or equity in, or by any other manner, any business or any corporation, partnership, association or other business organization or division thereof, or otherwise acquire or agree to acquire any assets, if the entering into of a definitive agreement relating to, or the consummation of such acquisition, merger or consolidation, would reasonably be expected to: (i) impose any material delay in the obtaining of, or materially increase the risk of not obtaining, any consents of any Governmental Entity necessary to consummate the transactions contemplated by this Agreement or the expiration or termination of any applicable waiting period; (ii) materially increase the risk of any Governmental Entity seeking or entering any judgment decree or order prohibiting the consummation of the transactions contemplated by this Agreement; (iii) materially increase the risk of not being able to remove any such judgment decree or order on appeal or otherwise; or (iv) materially delay or prevent the consummation of the transactions contemplated by this Agreement.

Section 6.4    Public Announcements. Subject to applicable Law, each Party shall consult with the other Parties with respect to the timing and content of all announcements regarding this Agreement or the transactions contemplated hereby to the financial community, customers or the general public and shall use reasonable best efforts to agree upon the text of any such announcement prior to its release. The Company, the Purchaser and Merger Sub agree to, and to cause their respective Affiliates to, keep the terms of this Agreement confidential, except to the extent and to the Persons to whom disclosure is required by applicable Law, as may be required to enforce the terms of this Agreement or for purposes of compliance with financial reporting obligations; provided, that (a) the Parties may disclose such terms to their respective Representatives as necessary in connection with the ordinary conduct of their respective businesses and (b) the Parties may disclose the terms of this Agreement in order to comply with the covenants contained herein. The Company and the Purchaser further acknowledge and agree that KRG Capital Management, L.P. and its Affiliates and Representatives may disclose such terms and the existence of this Agreement and the transactions contemplated hereby to its limited partners or investors and prospective limited partners or investors in connection with their customary fundraising and reporting activities.

Section 6.5    Company Benefit Plans.

(a)    With respect to employees of the Company and its Subsidiaries (excluding the DMS Entities) (and their dependents and beneficiaries where appropriate), solely to the extent permitted under applicable Laws, (i) the Purchaser shall continue on a plan-by-plan basis to provide coverage and make all payments (excluding any equity and equity based, change in control and transaction compensation payments and pension benefit plans subject to Title IV of ERISA) required under each Company Benefit Plan identified in Section 4.15 of the Disclosure Schedule (which, for the sake of clarity, shall not include any pension benefit plans subject to Title IV of ERISA) at least through December 31, 2017 or, with respect to “employee welfare benefit plans” (as defined in Section 3(1) of ERISA, the end of the applicable plan year in which Closing occurs, if sooner and (ii) the Purchaser shall as of the Closing, to the extent permitted under the terms of Purchaser’s Employee Benefit Plans, (A) recognize such employees’ employment service with the Company or its Subsidiaries (including credit for service with predecessor employers as currently recognized under the applicable Company Benefit Plans) for participation, vesting and benefit eligibility purposes (but not benefit accruals) under any Employee Benefit Plan that the Purchaser may provide to such employees (excluding, for the sake of clarity, any pension benefit plan subject to Title IV of ERISA); provided that such service crediting will not result in the duplication of benefits, (B) not require such employees, in the plan year in which the Closing occurs, to satisfy any deductible, co-payment, out of pocket maximum or similar requirement under any Employee Benefit Plan that the Purchaser may provide to such employees to the extent of amounts previously credited for such purposes under the applicable plans of the Company and its Subsidiaries, (C) not apply to such employees, in the plan year in which the Closing occurs, any waiting periods, pre-existing condition exclusions and requirements to show evidence of good health contained in any Employee Benefit Plan that the Purchaser may provide to such employees to the extent waiting periods, pre-existing conditions, exclusions and requirements were satisfied under the corresponding Company Benefit Plans and (D) in the sole discretion of the Purchaser or as required by Law, either (x) honor in full all accrued but unused vacation accrued in accordance with Company policy and recognize pre- and post-Closing service with the Company or its Subsidiaries (including credit for service with predecessor employers as currently recognized under the applicable Company Benefit Plans) for purposes of accrual of vacation following the Closing Date or (y) pay to the applicable employees the value of the benefits set forth in Section 6.5(a)(ii)(D)(x).

(b)    Prior to the Closing and effective as of no later than the Closing Date, the Company shall take all actions necessary to cause it or one of its Subsidiaries to accept the transfer from the DMS Entities of the Employee Benefit Plans set forth on Section 6.5(b) of the Disclosure Schedule and all other related agreements (the “Transferring

Plans”), and the Company shall assume all rights and obligations with respect to such Transferring Plans.

(c)    All provisions contained in this Agreement with respect to employee benefit plans or employee compensation are included for the sole benefit of the respective Parties hereto and shall not create any right in any other Person, including any employee or former employee of the Company or any of its Subsidiaries or any participant or beneficiary in any Company Benefit Plan. Nothing contained in this Agreement shall be deemed to constitute an amendment to any Company Benefit Plan or any Employee Benefit Plan of the Purchaser.

Section 6.6    Section 280G. Prior to the Closing Date, the Company shall submit to a stockholder vote, in a manner that satisfies the stockholder approval requirements under Section 280G(b)(5)(B) of the Code and regulations promulgated thereunder (a “Stockholder Vote”), the right of any “disqualified individual” (as defined in Section 280G(c) of the Code) to receive any and all payments (or other benefits) contingent on the consummation of the transactions contemplated by this Agreement (within the meaning of Section 280G(b)(2)(A)(i) of the Code) to the extent necessary so that no payment received by, or benefit provided to, such “disqualified individual” would be a “parachute payment” under Section 280G(b) of the Code and no individual would be entitled to receive any payment in the nature of a 280G “gross up”. The Company shall: (a) at least three Business Days prior to providing: (i) the applicable disqualified individuals with any required waivers, consents or agreements; and (ii) the applicable stockholders with any materials necessary to comply with the Stockholder Vote, provide a draft of the applicable materials to Purchaser and incorporate into such materials any reasonable comments that are timely provided by Purchaser; and (b) obtain any required waivers, consents or agreements from each disqualified individual at least one day prior to conducting the Stockholder Vote. Prior to the Closing, the Company shall provide Purchaser and its counsel with copies of all documents executed by the stockholders and disqualified individuals in connection with the Stockholder Vote.

Section 6.7    Directors’ and Officers’ Indemnification.

(a)    From and after the Closing Date, the Purchaser shall cause the Company to continue to indemnify, defend and hold harmless, to the fullest extent permitted under applicable Law, the individuals who on or prior to the Closing Date were directors or officers of the Company or any of its Subsidiaries against any costs or expenses (including reasonable attorneys’ fees), judgments, fines, losses, claims, damages or liabilities incurred in connection with any claim, action, suit, proceeding or investigation with respect to any acts or omissions by them in their capacities as such or taken at the request of the Company or any of its Subsidiaries at any time on or prior to the Closing Date. The Purchaser agrees that all rights of such Persons to indemnification and exculpation from liabilities for acts or omissions occurring at or prior to the Closing Date as provided in the respective certificate of incorporation or bylaws or comparable organizational documents of the Company or any of its Subsidiaries as now in effect, and any indemnification agreements or arrangements of the Company or any of its Subsidiaries shall survive the Closing Date and shall continue in full force and effect in accordance with their terms. Such rights shall not be amended, or otherwise modified in any manner that would adversely affect the rights of such indemnitees unless such modification is required by applicable Law. In addition, the Purchaser shall cause the Company to pay any expenses of any such indemnitee under this Section 6.7 as incurred to the fullest extent permitted under applicable Law, provided that the person to whom expenses are advanced provides an undertaking to repay such advances to the extent required by applicable Law.

(b)    The Purchaser agrees that (i) the certificate of incorporation and the bylaws or comparable organizational documents of the Company and its Subsidiaries after the Closing shall contain provisions with respect to indemnification and exculpation from liability that are at least as favorable to the beneficiaries of such provisions as those provisions that are set forth in the certificate of incorporation and bylaws or comparable organizational documents of the Company and its Subsidiaries, respectively, on the date of this Agreement, which provisions shall not be amended, repealed or otherwise modified for a period of six (6) years following the Closing Date in any manner that would adversely affect the rights thereunder of Persons who at or prior to the Closing were directors, officers, employees or agents of the Company or any of its Subsidiaries, unless such modification is required by applicable Law and (ii) all rights to indemnification as provided in any indemnification agreements with any current or former directors, officers and employees of the Company or any of its Subsidiaries set forth on Section 6.7(b) of the Disclosure Schedule as in effect as of the date hereof with respect to matters occurring at or prior to the Closing shall survive the Closing.

(c)    The Parties agree that the Purchaser (or a third party at the direction of the Purchaser), at the Purchaser’s sole expense, will purchase prior to the Closing “tail” coverage with respect to acts or omissions occurring prior to the Closing Date for a period of six (6) years following the Closing Date under the directors and officers liability insurance policy of the Company as it relates to the Company, its Subsidiaries and the DMS Entities, as in effect on the Closing Date. The aggregate amount necessary to purchase such “tail” coverage shall be referred to as the “D&O Tail Premium.”

(d)    In the event the Purchaser or the Company or any of their respective Subsidiaries, successors or assigns (i) consolidates with or merges into any other Person and is not the continuing or surviving corporation or entity of such consolidation or merger or (ii) transfers all or substantially all of its properties and assets to any Person, the Purchaser shall use its reasonable best efforts to ensure that proper provisions shall be made so that the successors and assigns of the Purchaser, the Company or their respective Subsidiaries (as applicable) assume the obligations set forth in this Section 6.7.

(e)    This Section 6.7, which shall survive the Closing and shall continue for the periods specified herein, is intended to benefit any Person or entity referenced in this Section 6.7 or indemnified hereunder, each of whom may enforce the provisions of this Section 6.7 (whether or not parties to this Agreement). The obligations of the Purchaser and the Surviving Corporation under this Section 6.7 shall not be terminated or modified in such a manner as to adversely affect any indemnitee to whom this Section 6.7 applies without the express written consent of such affected indemnitee (it being expressly agreed that the indemnities to whom this Section 6.7 applies shall be third party beneficiaries of this Section 6.7).

Section 6.8    Company Stockholder Approval; Appraisal Rights. Immediately following the execution of this Agreement, the Company shall, upon consideration of the Company Board Recommendation, (a) submit this Agreement to its Stockholders entitled to vote hereon and solicit and use its reasonable best efforts to obtain, immediately following execution of this Agreement, the Company Stockholder Approval and (b) provide the Purchaser a certificate of the Secretary of the Company certifying the Company Stockholder Approval and attaching the applicable written consents (the “Stockholder Approval Certificate”). The materials submitted to such Stockholders shall include the Company Board Recommendation. Upon obtaining the Company Stockholder Approval, the Company shall promptly send an information statement to all Stockholders entitled to receive notice under Sections 228(e) and 262 of the DGCL that action to approve the Merger and the DMS Transaction was taken by less than all of Company’s stockholders and that appraisal rights may be available with respect to their shares of Company Stock, which notice shall include a copy of Section 262 of the DGCL as required by such section.

Section 6.9    Tax Matters.

(a)    Tax Returns. The Company shall, at the Company’s expense, prepare or cause to be prepared and timely file or cause to be timely filed all Tax Returns required to be filed by the Company or any Subsidiary (including such Tax Returns filed pursuant to any valid extension of time to file) prior to the Closing Date (“Pre-Closing Period Tax Returns”), the Company shall timely pay or cause to be timely paid all Taxes with respect to such Pre-Closing Period Tax Returns, and all such Pre-Closing Period Tax Returns shall be prepared in accordance with past practice unless otherwise required by applicable Tax Law. The Company shall provide all Pre-Closing Period Tax Returns to the Purchaser for the Purchaser’s review and comment at least twenty (20) days before the due date (including any valid extension of time to file) for any such Pre-Closing Period Tax Returns and shall reflect on such Pre-Closing Period Tax Returns any reasonable comments provided by the Purchaser prior to filing such Pre-Closing Period Tax Returns. The Purchaser shall cause the Surviving Corporation, at the expense of the Stockholder Representative with respect to Pre-Closing Periods and at the expense of the Surviving Corporation with respect to Straddle Periods, to prepare in good faith and timely file, or cause to be prepared and timely filed all other Tax Returns for Pre-Closing Periods and Straddle Periods for the Company and its Subsidiaries and shall pay all Taxes due with respect to each such Tax Return. With respect to Tax Returns filed with respect to the Section 338(h)(10) allocation agreed to with respect to the DMS Transaction, such Tax Returns shall be filed consistent with the allocation of the purchase price finally agreed to by the parties with respect to the DMS Transaction, it being understood by the Company, on behalf of itself and VMAC, that the Purchaser shall have the right to review and comment on such allocation and that VMAC will reflect any reasonable comments provided by Purchaser in the final allocation agreed to by VMAC in the DMS Transaction or submitted to the arbitrator of such allocation, as the case may be. Such Tax Returns shall be prepared in accordance with past practice unless otherwise required by applicable Tax Law.

(b)    Straddle Period. In the case of any Straddle Period, for purposes of determining the amount of any Tax liabilities of the Company and its Subsidiaries in computing the Closing Date Net Working Capital, the amount of such Taxes attributable to the portion of the Straddle Period shall be (i) in the case of any Pre-Closing Period Taxes other than sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed to be the amount of such Tax for the entire taxable period multiplied by a fraction, the numerator of which is the number of days in the pre-Closing Straddle Period and the denominator of which is the number of days in the Straddle Period, and (ii) in the case of any sales or use taxes, value-added taxes, employment taxes, withholding taxes, and any Tax based on or measured by income, receipts or profits earned during a Straddle Period, be deemed equal to the amount that would be payable if the Straddle Period ended on and included the Closing Date. In the case of a Tax that is (x) paid for the privilege of doing business during a period (a “Privilege Period”) and (y) computed based on business activity occurring during an accounting period ending prior to such Privilege Period, any reference to a “Tax period,” a “tax period,” or a “taxable period” shall mean such accounting period and not such Privilege Period.

(c)    Amendments, Modifications, etc. After the Closing Date, the Purchaser and its Affiliates, shall not (and shall have no right to), without the written consent of the Stockholder Representative, amend, modify or otherwise change any Tax Return of the Company or its Subsidiaries for any Pre-Closing Period or Straddle Period if such amendment, modification or change would reduce the amount of any Tax refund or credit that would otherwise be owed to the Holders pursuant to Section 6.9(e) or would reduce a payment that would otherwise be owed to the Holders pursuant to Section 6.9(k), unless such amendment, modification or change is required by applicable Tax Law and, in the case of any such amendment, modification or change, the Purchaser shall provide notice thereof to the Stockholder Representative no later than fifteen (15) days prior to such amendment, modification or change.

(d)    Cooperation. The Purchaser and the Surviving Corporation, on the one hand, and the Stockholder Representative, on the other hand, shall cooperate, as and to the extent reasonably requested by the other Party, in connection with the preparation and filing of Tax Returns pursuant to this Section 6.9 and any Tax inquiry, audit or administrative or judicial proceeding or of any demand or claim on the Surviving Corporation or any of its Subsidiaries (“Tax Proceeding”). Such cooperation shall include signing any Tax Returns, amended Tax Returns, claims or other documents necessary to settle any Tax Proceeding, the retention and (upon the other Party’s request) the provision of records and information which are reasonably relevant to any such Tax Proceeding or other proceeding and making employees available on a mutually convenient basis during normal business hours to provide additional information and explanation of any material provided hereby.

(e)    Refunds. Except to the extent included as an asset in the calculation of Closing Date Net Working Capital or attributable to any Tax attribute generated after the Closing Date, any Tax refund or credit (including any interest paid or credited by any

Taxing Authority with respect thereto) of Taxes for any Pre-Closing Period paid by the Company or its Subsidiaries prior to Closing or that were included as a current liability in determining Closing Date Net Working Capital shall be solely the property of the Holders, but shall be reduced by the Purchaser for any Taxes or other reasonable costs and expenses incurred by the Purchaser, the Company or its Subsidiaries or any of their Affiliates in connection with claiming or receiving such refund or credit. All other Tax refunds or credits of the Company or any of its Subsidiaries for any Pre-Closing Period shall be solely the property of the Purchaser. The Purchaser shall, if the Stockholder Representative so requests, cause the Company to file for, and use its reasonable best efforts to obtain and expedite the receipt of, any Tax refund or credit to which the Holders are entitled under this Section 6.9(e), and the Purchaser shall permit the Stockholder Representative to participate in the prosecution of any such refund claim. If received by the Purchaser or the Company, any amounts payable to the Holders pursuant to this Section 6.9(e) shall be paid, within ten (10) days after receipt or entitlement thereto, to the Stockholder Representative, for the benefit of the Holders in accordance with their Pro Rata Percentages (or, in the case of the Option Holders, paid to the Company, for the benefit of the Option Holders in accordance with their Pro Rata Percentages). For purposes of this Section 6.9(e), any Tax refund or credit (including any interest paid or credited by any Taxing Authority with respect thereto) for a Straddle Period shall be allocated between the Pre-Closing Period and the Post-Closing Period in accordance with the allocation principles set forth in Section 6.9(b).

(f)    No Section 338 Election. No election under Section 338(g) of the Code, or any similar provision of state or local Law, may be made with respect to the transactions contemplated by this Agreement.

(g)    Documentation. The Purchaser and the Surviving Corporation, on the one hand, and the Stockholder Representative, on the other hand, further agree, upon request from the other Party, to use their commercially reasonable efforts to obtain any certificate or other document from any Governmental Entity or any other Person as may be necessary to mitigate, reduce or eliminate any Tax that could be imposed (including, but not limited to, with respect to the transactions contemplated hereby).

(h)    Transfer Taxes. Any sales, use, real estate transfer, stock transfer or similar transfer Tax (“Transfer Taxes”) payable in connection with the transactions contemplated by this Agreement shall be borne by the Purchaser; provided, that, for the avoidance of doubt, the Purchaser will not bear any Transfer Taxes payable in connection with the DMS Transaction.

(i)    Certain Conventions for Determining Taxes. The Parties agree for purposes of determining the Holders’ obligation for Taxes (other than Transfer Taxes) relating to the Pre-Closing Period and, as applicable, for purposes of preparing Tax Returns of the Surviving Corporation and its Subsidiaries for Pre-Closing Periods, to use the following conventions and procedures:

(i)    All Transaction Tax Deductions accrued on or before the Closing Date shall be treated as being incurred in a Pre-Closing Period.

(ii)    All elections and decisions with respect to whether to carryback or carryforward a net operating loss or other Tax attribute or credit incurred in any Pre-Closing Period shall be made such that the net operating loss or other Tax attribute or credit is first carried back to the maximum extent permitted under applicable Law prior to being carried forward to a Post-Closing Period.

(iii)    Any gains, income, deductions, losses or other items resulting from any transactions outside of the ordinary course of business occurring on the Closing Date, but after the Closing, and not contemplated by this Agreement shall not be treated as occurring on the Closing Date.

(j)    Characterization of Certain Payments. For all relevant Tax purposes, the Parties agree to treat the Working Capital Escrow Fund as an asset of the Purchaser and all interest and other earnings on the Working Capital Escrow Fund as earnings of the Purchaser (it being understood that this tax characterization shall not affect which Person is entitled to such earnings). Unless otherwise required by a determination of a Governmental Entity that is final, no Party hereto shall file a Tax Return, or take position during the course of any audit or other proceeding, that is inconsistent with such agreement.

(k)    Tax Benefits. To the extent that the Purchaser, the Surviving Corporation or any of their Subsidiaries (i) files a Tax Return (which, for this purpose, shall not include any payment of estimated Taxes) on which a Tax Benefit is reflected or (ii) receives a Tax refund or credit (including any interest paid or credited by any Taxing Authority with respect thereto) of Taxes paid for any Pre-Closing Period which Tax refund or credit is attributable to the Transaction Tax Deductions (including as a result of utilizing any net operating loss or other Tax attribute that was created as a result of the Transaction Tax Deductions), or any net operating loss otherwise existing as of the Effective Time as reflected on the Tax Returns prepared pursuant to Section 6.9(a), the Purchaser shall, within ten (10) days of filing such Tax Return, in the case of any Tax Benefit, or receiving such Tax refund or utilizing such Tax credit, in the case of any Tax refund or credit, pay to the Stockholder Representative, for the benefit of the Holders in accordance with their Pro Rata Percentages, the full amount of such Tax Benefit or the amount of such Tax refund or credit reduced by any Taxes or other reasonable costs or expenses incurred by the Purchaser or any of its Affiliates in connection with claiming or receiving such Tax refund or credit, in either case, that is in excess of the amount, if any, of such Tax Benefit or Tax refund or credit that was included as an asset for purposes of the Closing Date Net Working Capital, as finally determined; provided, however, that the Purchaser shall have the right to offset any payment due to the Stockholder Representative pursuant to this Section 6.9(k) by any amounts owed by the Stockholder Representative to the Purchaser with respect to Taxes. The obligations of the Holders, Purchaser, the Surviving Corporation and its Subsidiaries under this Section 6.9(k) shall survive the Closing indefinitely.

Section 6.10    Notification of Events; Supplemental Disclosure.

(a)    During the period from the date hereof to the Closing Date or the earlier termination of this Agreement, the Purchaser shall promptly notify the Company in writing if the Purchaser becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of its or Merger Sub’s representations or warranties had any such representation or warranty been made as of the time of the Purchaser’s discovery of such event, fact or condition and (ii) any material failure on its or Merger Sub’s part to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it or Merger Sub hereunder.

(b)    During the period prior to the Closing Date or the earlier termination of this Agreement, the Company shall promptly notify the Purchaser in writing if the Company becomes aware of (i) the occurrence or non-occurrence of any event or the existence of any fact or condition that would cause or constitute a breach of any of the Company’s representations or warranties contained herein had such representation or warranty been made as of the time of the discovery of such event, fact or condition and (ii) any material failure on the part of the Company to comply with or satisfy any covenant, condition or agreement to be complied with or satisfied by it hereunder.

Section 6.11    Retention of Books and Records. The Purchaser shall cause the Company and its Subsidiaries to retain all books, ledgers, files, reports, plans, operating records and any other material documents pertaining to the Company and its Subsidiaries in existence at the Closing that are required to be retained under current retention policies for a period three (3) years from the Closing Date (or, with respect to Tax Returns, seven (7) years from the Closing Date), and to make the same available after the Closing for inspection and copying by the Stockholder Representative or its Representatives at the Stockholder Representative’s expense, during regular business hours and upon reasonable request and upon reasonable advance notice.

Section 6.12    Contact with Customers and Suppliers. Until the Closing Date, the Purchaser shall not, and shall cause its Representatives not to, contact or communicate with the employees, customers, suppliers, distributors or licensors of the Company, the Company’s Subsidiaries or the DMS Entities, or any other Persons having a business relationship with the Company, the Company’s Subsidiaries or the DMS Entities (other than communication with the DMS Buyer to which the Company is party) concerning the transactions contemplated hereby or any of the foregoing relationships with the Company or its Subsidiaries without the prior written consent of the Stockholder Representative (which consent will not be unreasonably withheld, conditioned or delayed).

Section 6.13    Cooperation on Financing.

(a)    Although the parties acknowledge and agree that obtaining financing is not a condition to Closing, the Company shall, and shall cause its Affiliates and their respective Representatives to, use reasonable best efforts to reasonably cooperate with the Purchaser and its Affiliates and their respective Representatives in connection with any financing that the Purchaser and/or its Affiliates may obtain in connection with the transaction contemplated hereunder, including (i) participating in a reasonable number (at reasonable times and at reasonable frequency) of meetings (including customary one-on-one meetings with the parties acting as lead arrangers or agents for, and prospective lenders and purchasers of, any financing and senior management, representatives or advisors, with appropriate seniority and expertise, of the Company and/or its Affiliates), presentations, road shows and due diligence and drafting sessions with providers of the financing and rating agencies, (ii) assisting in the preparation of reasonably necessary business projections, materials for rating agency presentations, offering memoranda and other written materials, including customary representation letters and the provision of financial statements in connection therewith, (iii) providing reasonably promptly to the Purchaser and any lenders such financial and other information regarding the Company and its Subsidiaries that is readily available to or within the Company and/or its Subsidiaries’ possession, in each case, as is reasonably requested in connection with any such financing, (iv) executing and/or delivering reasonable and customary certificates (including solvency certificates), insurance documents/endorsements and other documentation reasonably required by the lenders and the definitive documentation related to any such financing, subject to the occurrence of the Closing, (v) delivering appropriate notices for the repayment of all indebtedness to be repaid at the Closing and payoff letters and lien releases in connection with such repayment, (vi) assisting with the procurement of customary pledge and security documents, including delivering possessory collateral (such as certificated equity and promissory notes) to the lenders, subject to the occurrence of the Closing, (vii) assisting the Purchaser to obtain waivers, consents, estoppels and approvals from other parties to material leases, encumbrances and contracts relating to the Company and its Subsidiaries and to arrange discussions among the Company, the lenders, and their respective Representatives with other parties to material leases, encumbrances and contracts as of the Closing, (viii) taking all actions reasonably necessary to (A) permit the Lenders to evaluate the Company’s and its Subsidiaries’ current assets, cash management and accounting systems, policies and procedures relating thereto for the purposes of establishing collateral arrangements as of the Closing and to assist with other collateral audits and due diligence examinations and (B) establish bank and other accounts and blocked account agreements and lock box arrangements to the extent necessary in connection with any such financing, and (ix) providing all documentation and other information as is reasonably required by applicable “know your customer” and anti-money laundering rules and regulations including the USA PATRIOT Act to the extent requested at least five (5) Business Days prior to the anticipated Closing Date.

(b)    Notwithstanding anything to the contrary in this Agreement, neither the Company, or any of its Affiliates or any of their respective Representatives shall be required to (i) pay any commitment or other similar fee, (ii) approve any document or other matter related to the financing or incur any liability of any kind prior to the Closing, (iii) enter into any agreement or commitment in connection with the financing which would be effective prior to the Closing or provide any certification or opinion which would be effective prior to the Closing (other than customary representation letters), (iv) provide any certificate, comfort letter or opinion of any of its Representatives which would be effective prior to the Closing (other than customary representation letters), (v) provide access to or disclose any information to the Purchaser or its Representatives to the extent such disclosure would jeopardize the attorney-client privilege, attorney work product protections or similar protections or violate any applicable Law, and (vii) take any action that would (A) cause any representation or warranty in this Agreement or any Company Ancillary Document to be breached, (B) conflict with their organizational documents (as in effect on the date hereof) or any Law, (C) result in the breach of, or a default under, any material contract, (D) materially interfere with the day-to-day operations of the AT Business of the Company or (E) authorize any corporate action.

(c)    The Purchaser shall promptly, upon request by the Company, reimburse the Company for any reasonable and documented out-of-pocket costs and expenses (including reasonable and documented attorneys’ fees and reasonable and documented independent accountants’ fees) incurred by the Company or any of its Affiliates in connection with the cooperation contemplated by this Section 6.13.

Section 6.14    Exclusivity. For the period commencing on the date hereof and ending on the Closing Date, the Company will not, and will cause its Affiliates and their respective Representatives not to, directly or indirectly, (i) solicit, initiate or encourage the submission of any proposal or offer from any Person relating to the acquisition of all or a material portion of the capital stock or assets of the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation or share exchange) or (ii) enter into, maintain or continue discussions or negotiations regarding, or furnish or disclose to any Person any information in connection with any acquisition of all or a material portion of the capital stock or assets of the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation or share exchange), and the Company shall not, and will cause its Affiliates not to, enter into any letter of intent or purchase agreement, merger agreement or other similar agreement with any Person other than the Purchaser and Merger Sub with respect to an acquisition of all or a material portion of the capital stock or assets of the Company or any of its Subsidiaries (including any acquisition structured as a merger, consolidation or share exchange).

Section 6.15    DMS Transaction.

(a)    The Company shall use reasonable best efforts to cause Vention Medical Acquisition Co., a Delaware corporation and a wholly-owned Subsidiary of the Company (the “DMS Seller”), to assign, dividend or otherwise transfer all of the outstanding capital stock of Vention Medical, Inc., a New Jersey corporation and a wholly-owned subsidiary of the Company (“VMI”), to the DMS Buyer substantially on the terms and subject to the conditions of the DMS Purchase Agreement (such transfer, the “DMS Transaction”). The Company will not, and will cause its Affiliates not to, (i) permit any amendment to, or waiver of the terms of, the DMS Purchase Agreement following the execution thereof, and (ii) will not negotiate with respect to any Allocation Disagreement Notice (as defined in the DMS Purchase Agreement) pursuant to Section 7.7(j)(ii) of the DMS Purchase Agreement, in each case, except with Purchaser’s prior written consent; provided, however, that such waivers shall be permitted without Purchaser’s prior written consent only to the extent they do not impact the financial condition or tax position or create liability for the Company and its Subsidiaries or impact the timing of the Closing or whether the Closing occurs.

(b)    Notwithstanding anything in this Agreement to the contrary, under no circumstances shall the DMS Entities or the business conducted by them include any of the stock of Vention Medical Design and Development, Inc., a Delaware corporation and wholly-owned direct subsidiary of VMI (“VMDD”), or any of its direct or indirect subsidiaries. Prior to the consummation of the DMS Transaction, VMI shall dividend or otherwise transfer the shares of VMDD to the Company or any of its Subsidiaries, such that VMDD shall not be a direct or indirect subsidiary of VMI at the time of the closing of the DMS Transaction.

(c)    If the DMS Entities are transferred to a third party buyer, then the Parties shall take any and all actions necessary to effect an election under Section 338(h)(10) of the Code and any corresponding election under state, local, and foreign Tax Law with respect to the purchase and sale of the DMS Entities, including the preparation and filing of IRS Forms 8023 and 8883, required schedules thereto, and any similar state, local or foreign Tax Returns. The Company shall report the DMS Transaction consistent with the treatment thereof as a “qualified stock purchase” and the election under Section 338(h)(10) of the Code and no Party shall take any position inconsistent therewith in any Tax Return, any proceeding before any Taxing Authority or otherwise, unless otherwise required by a change in applicable Tax Law occurring after the date hereof, a closing agreement with an applicable Taxing Authority or a final non-appealable judgment of a court of competent jurisdiction.

(d)    Prior to the consummation of the DMS Transaction, the Seller shall cause the Company and its Subsidiaries to extinguish the Intercompany Note by causing the lenders thereunder to contribute any indebtedness thereunder to the capital of the borrowers thereunder and, promptly thereafter, provide the documentation thereof to the Purchaser.

Section 6.16    Transition Services Agreement. At or prior to the consummation of the DMS Transaction, the Company or one of its Subsidiaries shall enter into a transition services agreement with VMI substantially in the form attached as Annex B (the “Transition Services Agreement”) pursuant to which (A) the Company and its Subsidiaries shall continue to provide to the DMS Entities and (B) the DMS Entities shall continue to provide to the Company and its Subsidiaries certain ancillary or corporate shared services that the (x) Company or its Subsidiaries currently provide to the DMS Entities or (y) the DMS Entities currently provide to the Company or its Subsidiaries, as applicable, in each case to the extent reasonably necessary to timely facilitate the DMS Transaction and the separate operation of the respective businesses of each of (i) the AT Business and (ii) the DMS Entities following the closing of the DMS Transaction. For the avoidance of doubt, the Company will not, and will cause the Subsidiary party thereto not to, permit any modification to, amendment of, or waiver of, the terms of the Transition Services Agreement or schedules or other attachments thereto, whether before or after the execution thereof, except with Purchaser’s prior written consent, except that such waivers shall be permitted without Purchaser’s prior written consent only to the extent they do not impact the financial condition or tax position or create liability for the Company and its Subsidiaries or impact the timing of the Closing or whether the Closing occurs.

Section 6.17    Salary Continuation, Separation and Release Agreements.

(a)    Prior to the Closing, the Company shall use reasonable best efforts to enter into an agreement with each employee set forth on Exhibit 1.1(b) that provides for the terms of such employee’s separation from the Company, the release by such employee of claims against the Company upon termination and the terms of severance payments (if any) to such employees.

(b)    Prior to the Closing, the Company shall use reasonable best efforts to enter into an agreement with each employee set forth on Exhibit 1.1(c) in substantially the forms set forth at Exhibit 6.17, subject to modifications that are reasonably satisfactory to the Purchaser.

Section 6.18    Consents and Releases. Prior to Closing, the Company shall use reasonable best efforts to (a) obtain the consents listed on Section 6.18 of the Disclosure Schedule, (b) deliver, or cause to be delivered, to the Purchaser, estoppel certificates relating to the Leased Real Property for which landlord consent is required and (c) deliver, or cause to be delivered, to the Purchaser, releases duly executed by each Option Holder, in a form reasonably satisfactory to Purchaser and the Company.

Section 6.19    Certain Filings. Prior to the Closing, the Company (or its Affiliate (including any DMS Entity), as applicable) shall take the actions referenced on Section 6.19 of the Disclosure Schedules.

Section 6.20    Post-Closing Option Consideration. Notwithstanding anything to the contrary set forth in this Agreement, any Post-Closing Option Consideration that is delivered to and then becomes payable by the Surviving Corporation or the Purchaser shall be paid by the Company directly to the Option Holders (in amounts set forth by the Stockholder Representative in accordance with their Pro Rata Percentages). From and after the Effective Time, the Company shall use commercially reasonable efforts and reasonably cooperate with the Stockholder Representative to determine and facilitate the transmission of all amounts payable to Option Holders in respect of (1) Post-Closing Option Consideration and (2) any escrow funds released pursuant to the terms of the DMS Purchase Agreement.

ARTICLE VII

CONDITIONS TO CLOSING

Section 7.1    Conditions to Each Party’s Obligations. The respective obligations of each Party to effect the transactions contemplated hereby shall be subject to the following conditions, any of which, if not fulfilled, may, with respect to such Party only, be waived by that Party:

(a)    Company Stockholder Approval. The Company Stockholder Approval shall have been obtained.

(b)    DMS Transaction. The DMS Transaction shall have been consummated and the Transition Services Agreement shall have been duly executed by the parties thereto.

(c)    HSR Act. All required filings under the HSR Act shall have been completed with respect to this Agreement and any other document related to the Merger, and the waiting period applicable to the consummation of the Merger under the HSR Act will have expired or terminated.

(d)    Injunction. There shall be no Law enacted, adopted, promulgated or enforced, or any ruling, judgment, injunction, order or decree of any Governmental Entity having competent jurisdiction in effect that enjoins, prohibits or otherwise makes illegal the consummation of the Merger; provided, however, that the Parties shall have used reasonable best efforts to resist, resolve or lift, as applicable, any such Law, ruling, judgment, injunction, order or decree.

Section 7.2    Conditions to Obligations of the Purchaser and Merger Sub. The obligations of the Purchaser and Merger Sub to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled, may be waived by the Purchaser:

(a)    Representations and Warranties. (i) Except for the representations and warranties in Sections 4.1 (Organization), 4.2 (Authorization), 4.3(a) (Capital Stock; Indebtedness), 4.7(b) (Title to Assets; Related Matters) and 4.22 (Brokers, Finders and Investment Bankers), the representations and warranties of the Company contained in ARTICLE IV of this Agreement shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct as of such specified date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality, Material Adverse Effect or words of similar import, and instead, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had or is reasonably expected to result in a Material Adverse Effect; (ii) the representations and warranties set forth in the first sentence of 4.3(a) (Capital Stock; Indebtedness), and Section 4.22 (Brokers, Finders and Investment Bankers) shall be true and correct in all respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct as of such specified date) except for de minimis inaccuracies; and (iii) the representations and warranties in Section 4.1 (Organization), Section 4.2 (Authorization), Section 4.3(a) (other than the first sentence of Section 4.3(a)) and Section 4.7(b) (Title to Assets; Related Matters) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct as of such specified date).

(b)    Performance of Obligations of the Company. The Company shall have performed in all material respects all covenants and agreements required to be performed by it hereunder prior to the Closing.

(c)    No Material Adverse Effect. Since the date of this Agreement, no effect, event, development or change has occurred that has had or would reasonably be expected to have, individually or in the aggregate, a Material Adverse Effect.

(d)    Closing Certificate. The Company shall have delivered, or caused to be delivered, to the Purchaser a certificate, dated as of the Closing Date, executed by the Company as to compliance with the conditions set forth in Section 7.2(a), Section 7.2(b), and Section 7.2(c) of this Agreement.

(e)    Closing Date Indebtedness; Release of Liens. The Company shall have delivered to the Purchaser payoff letters (“Payoff Letters”) from each lender or holder (or the agent therefor) of any Closing Date Indebtedness with respect to the Credit Agreement evidencing the aggregate amount of such indebtedness outstanding as of the Closing Date (including any interest accrued thereon and any prepayment or similar penalties and expenses associated with the prepayment of such indebtedness on the Closing Date) and a customary statement that, if such aggregate amount is paid to such lender on the Closing Date, such indebtedness shall be repaid in full and that all Liens securing such Closing Date Indebtedness may thereafter be released.

(f)    Ancillary Documents. The Company shall have delivered, or caused to be delivered, to the Purchaser the documents listed in Section 8.2 hereof.

(g)    280G Stockholder Vote. Purchaser shall have received copies of all documents executed by the stockholders and disqualified individuals in connection with the Stockholder Vote required by Section 280G of the Code and the regulations promulgated thereunder as required pursuant to Section 6.6, and in the absence of stockholder approval, none of the payments or other benefits subject to such Stockholder Vote (including any gross-up payments related thereto) shall be paid or provided.

Section 7.3    Conditions to Obligations of the Company. The obligations of the Company to consummate the transactions contemplated hereby shall be subject to the fulfillment at or prior to the Closing of each of the following additional conditions, any of which, if not fulfilled, may be waived by the Company:

(a)    Representations and Warranties. (i) Except for the representations and warranties in Sections 5.1 (Organization) and 5.2 (Authorization), the representations and warranties of the Purchaser and Merger Sub contained in ARTICLE V of this Agreement shall be true and correct in all respects, in each case, as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct as of such specified date); provided, however, that for purposes of determining the satisfaction of this condition, no effect shall be given to any exception in such representations and warranties relating to materiality, Material Adverse Effect or words of similar import, and instead, for purposes of this condition, such representations and warranties shall be deemed to be true and correct in all respects unless the failure or failures of such representations and warranties to be so true and correct, individually or in the aggregate, has had a material adverse effect on the ability of the Purchaser or Merger Sub to consummate the Merger or the other transactions contemplated hereby; and (ii) the representations and warranties in Section 5.1 (Organization) and Section 5.2 (Authorization) shall be true and correct in all material respects as of the date of this Agreement and as of the Closing Date as if made on and as of the Closing Date (except for those representations and warranties that are made only as of a specific date, which representations and warranties shall have been true and correct as of such specified date).

(b)    Performance of Obligations by the Purchaser and Merger Sub. The Purchaser and Merger Sub shall have performed in all material respects all covenants and agreements required to be performed by them hereunder prior to the Closing.

(c)    Closing Certificate. The Purchaser shall have delivered, or caused to be delivered, to the Company a certificate, dated as of the Closing Date, of any authorized officer of the Purchaser and Merger Sub as to compliance with the conditions set forth in Section 7.3(a) and Section 7.3(b) of this Agreement.

(d)    Ancillary Documents. The Purchaser shall have delivered, or caused to be delivered, to the Company the documents listed in Section 8.3 hereof.

(e)    Payments. All payments required to be made by the Purchaser as of the Closing Date hereunder shall have been initiated by the Purchaser pursuant to the terms of this Agreement.

Section 7.4    Frustration of Closing Conditions. None of the Company, Merger Sub or the Purchaser may rely, either as a basis for not consummating the Merger or for terminating this Agreement and abandoning the Merger, on the failure of any condition set forth in Section 7.1, Section 7.2 or Section 7.3, as the case may be, to be satisfied if such failure was caused by such Party’s breach of any provision of this Agreement or failure to use reasonable best efforts to consummate the Merger and the other transactions contemplated hereby.

ARTICLE VIII

CLOSING

Section 8.1    Closing. Unless this Agreement shall have been terminated in accordance with Section 9.1, the Closing shall occur on the third (3rd) Business Day, after all of the conditions set forth in ARTICLE VII (other than conditions which by their terms are required to be satisfied or waived at Closing) shall have been satisfied or waived by the Party entitled to the benefit of the same, or at such other time and on a date as agreed to by the Parties (such date, the “Closing Date”). The Closing shall take place at the offices of Hogan Lovells US LLP located at 1601 Wewatta Street, Suite 900, Denver, Colorado 80202 or at such other place as the Parties may agree.

Section 8.2    Company Closing Deliveries. At the Closing, the Company shall deliver, or cause to be delivered, to the Purchaser the following:

(a)    the certificate required by Section 7.2(d) hereof;

(b)    the Payoff Letters;

(c)    the Certificate of Merger, duly executed by the Company (if required);

(d)    the Escrow Agreement, duly executed by the Stockholder Representative and the Escrow Agent;

(e)    the Paying Agent Agreement, duly executed by the Stockholder Representative;

(f)    a certificate duly completed and executed, dated as of the Closing Date and prepared in accordance with the requirements of Treasury Regulations Sections 1.897-2(h) and 1.1445-2(c)(3) and in the form and substance reasonably satisfactory to the Purchaser, sufficient to establish that an interest in the Company has not and does not constitute a U.S. real property interest for purposes of Sections 897 and 1445 of the Code, and a notice to the IRS in accordance with the provisions of Treasury Regulations Section 1.897-2(h)(2), duly executed and completed;

(g)    the Stockholder Approval Certificate;

(h)    a non-solicitation agreement in substantially the form attached as Exhibit 8.2(h), duly executed by the applicable principals of the majority Stockholder;

(i)    a release in substantially the form attached as Exhibit 8.2(i), duly executed by the applicable Stockholder; and

(j)    a CD-ROM containing a true and complete copy of the data room made available to the Purchaser.

Section 8.3    Purchaser Closing Deliveries. At the Closing, the Purchaser and Merger Sub shall deliver, or cause to be delivered, to the Company, the Escrow Agent, the Paying Agent or the Stockholder Representative, as applicable, the following:

(a)    the portion of the Merger Consideration to be paid at Closing pursuant to Section 3.3 hereof paid and delivered in accordance with such Section;

(b)    the payments to be paid at Closing pursuant to Section 3.4 and Section 3.5 hereof paid and delivered in accordance with such Sections;

(c)    the certificate required by Section 7.3(c) hereof;

(d)    the Certificate of Merger, duly executed by Merger Sub;

(e)    the Escrow Agreement, duly executed by the Purchaser; and

(f)    the Paying Agent Agreement, duly executed by the Surviving Corporation and the Paying Agent.

ARTICLE IX

TERMINATION

Section 9.1    Termination. This Agreement may be terminated and the transactions contemplated hereby abandoned at any time prior to the Effective Time, whether before or after receipt of the Company Stockholder Approval:

(a)    in writing by mutual consent of the Company and the Purchaser;

(b)    by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, in the event the Closing has not occurred before the date that is 100 days after the date of this Agreement (the “End Date”); provided, however, that the right to terminate this Agreement under this Section 9.1(b) shall not be available to any Party whose breach of any provision of this Agreement has caused or resulted in the failure of the Merger to occur on or before the End Date;

(c)    by written notice from the Company to the Purchaser or the Purchaser to the Company, as the case may be, if the consummation of the Merger is permanently enjoined, prohibited or otherwise restrained by the terms of a final, non-appealable order or judgment of a court of competent jurisdiction;

(d)    by written notice from the Company to the Purchaser, in the event the Purchaser or Merger Sub (i) fails to perform in any material respect any of their agreements or covenants contained herein required to be performed by them at or prior to the Closing or (ii) breaches any of their representations and warranties contained herein, which failure or breach would result in the failure of either of the closing conditions specified in Section 7.3(b) or Section 7.3(a), respectively, and which failure or breach, if capable of being cured, is not cured by the earlier of the End Date or within ten (10) days following the Company having notified the Purchaser of its intent to terminate this Agreement pursuant to this Section 9.1(d);

(e)    by written notice from the Purchaser to the Company, in the event the Company (i) fails to perform in any material respect any of its agreements or covenants contained herein required to be performed by it at or prior to the Closing or (ii) breaches any of its representations and warranties contained herein, which failure or breach would result in the failure of either of the closing conditions specified in Section 7.2(b) or Section 7.2(a), respectively, and which failure or breach, if capable of being cured, is not cured by the earlier of the End Date or within ten (10) days following the Purchaser having notified the Company of its intent to terminate this Agreement pursuant to this Section 9.1(e);

(f)    by the Purchaser or the Company, if the DMS Purchase Agreement shall have been terminated or the closing thereunder shall not have occurred by the End Date; or

(g)    by the Purchaser if the Company does not deliver the Company Stockholder Approval within one (1) Business Day of the date hereof.

Section 9.2    Procedures and Effect of Termination. Any Party desiring to terminate this Agreement pursuant to Section 9.1 shall give written notice of such termination to the other Party or Parties, as the case may be, specifying the subsection of Section 9.1 pursuant to which the termination is being made and the facts constituting the basis for such termination. If the transactions contemplated by this Agreement are terminated as provided herein, (a) the Purchaser and Merger Sub shall return all documents and other material received from the Company, its Subsidiaries or the DMS Entities or any of their respective Representatives relating to the transactions contemplated hereby, whether obtained before or after the execution hereof and (b) all Confidential Information received by the Purchaser and Merger Sub with respect to the business of the Company, its Subsidiaries and the DMS Entities shall be treated in accordance with the Confidentiality Agreement, which shall remain in full force and effect notwithstanding the termination of this Agreement. In the event of termination of this Agreement pursuant to this ARTICLE IX, this Agreement shall forthwith become void and there shall be no obligation or liability on the part of any Party or its partners, officers, directors or stockholders, except for (i) obligations under ARTICLE I (Definitions; Construction), Section 6.2(b) (Confidentiality), Section 6.4 (Public Announcements), ARTICLE X (Miscellaneous Provisions) and this Section 9.3, all of which shall survive the termination of this Agreement and (ii) liability of the Company, the Purchaser or Merger Sub, as the case may be, for any intentional and willful breach of this Agreement occurring prior to such termination. For purposes of clarification, the Parties agree that if either Party does not close the transactions contemplated hereby in circumstances in which the closing conditions set forth in Section 7.1, Section 7.2 and Section 7.3, as applicable, have been satisfied or waived, such election shall be deemed to be a willful breach of this Agreement and the non-breaching Party shall retain all other rights and remedies against the breaching Party relating to a willful breach by the breaching Party, including specific performance of this Agreement pursuant to Section 10.17 and recovery of monetary damages.

ARTICLE X

INDEMNIFICATION

Section 10.1    Stockholder Indemnification Obligation. Subject to the provisions of Section 10.3, from and after the Closing, each Stockholder, on a several and not joint basis (in accordance with their Pro Rata Percentage), shall indemnify and hold harmless each of the Purchaser and its Affiliates (including the Surviving Corporation) and their respective Representatives, successors and assigns (each, a “Purchaser Indemnitee”) from and against any and all Damages sustained or incurred by any Purchaser Indemnitee as a result of or arising from any Closing Date Indebtedness or Transaction Expenses of the Company and its Subsidiaries as of the Closing that is not fully paid or satisfied by the Company at or prior to the Closing, or if paid by the Purchaser at or prior to the Closing, to the extent not deducted in the determination of the Cash Consideration pursuant to Section 3.1; provided, that the total amount of indemnification payable in respect of such Damages shall be limited to the amount of the Stockholder Representative Reserve. Notwithstanding anything to the contrary set forth in this Agreement, any Damages payable to a Purchaser Indemnitee pursuant to this Section 10.1 will be satisfied solely from the Stockholder Representative Reserve.

Section 10.2    Indemnification Procedures.

(a)    Third Party Claims. If any third party shall notify a Purchaser Indemnitee with respect to any matter (a “Third Party Claim”) that may give rise to a claim for indemnification by the Purchaser Indemnitee against the Stockholder Representative with respect to Closing Date Indebtedness or Transaction Expenses under this ARTICLE X, then the Purchaser Indemnitee shall promptly notify the Stockholder Representative thereof in writing; provided, however, that no delay on the part of the Purchaser Indemnitee in notifying the Stockholder Representative shall relieve the Stockholder Representative from any obligation hereunder except to the extent the Stockholders shall have been materially prejudiced as a result of such failure. The Stockholder Representative will have the right to defend the Purchaser Indemnitee against the Third Party Claim with counsel of its choice reasonably satisfactory to the Purchaser Indemnitee so long as (i) the Stockholder Representative notifies the Purchaser Indemnitee in writing, within five (5) Business Days after the Purchaser Indemnitee has given notice of the Third Party Claim, that the Stockholder Representative will assume the defense of the Third Party Claim, (ii) the Stockholder Representative provides the Purchaser Indemnitee with evidence reasonably acceptable to the Purchaser Indemnitee that the Stockholder Representative will have the financial resources to defend against the Third Party Claim and fulfill the Stockholder Representative’s indemnification obligation hereunder, (iii) the Third Party Claim involves only money damages and does not seek an injunction or other equitable relief, (iv) the Stockholder Representative expressly agrees in writing to the Purchaser Indemnitee that, as between the two, the Stockholder Representative is solely obligated to satisfy and discharge the claim and (v) the Stockholder Representative conducts the defense of the Third Party Claim actively and diligently. Notwithstanding the foregoing, if the Purchaser Indemnitee reasonably determines based on the advice of counsel that there may be a conflict between the positions of the Stockholder Representative and the Purchaser Indemnitee in conducting the defense of such Action or that there may be legal defenses available to such Purchaser Indemnitee different from or in addition to those available to the Stockholder Representative, then counsel for the Purchaser Indemnitee shall be entitled to conduct the defense to the extent necessary to protect the interests of the Purchaser Indemnitee, at the expense of the Stockholder Representative.

(b)    Direct Claims. In order for a Purchaser Indemnitee to be entitled to indemnification pursuant to this ARTICLE X with respect to Damages that do not result from a Third Party Claim (a “Direct Claim”), the Purchaser Indemnitee shall notify the Stockholder Representative in writing reasonably promptly after the Purchaser Indemnitee becomes aware of such Direct Claim; provided, however, that the failure to give such notification shall not affect the indemnification provided hereunder except to the extent the Stockholders shall have been materially prejudiced as a result of such failure. The Stockholder Representative shall have thirty (30) days after its receipt of such notice to respond in writing to such Direct Claim. The Purchaser Indemnitee shall give the Stockholder Representative reasonable access during normal business hours, upon reasonable notice, to the books, records, personnel and assets of the Purchaser Indemnitee to investigate the matter or circumstance alleged to give rise to such Direct Claim. If the Stockholder Representative disputes its liability with respect to any such claim, the Stockholder Representative and the Purchaser Indemnitee shall proceed to negotiate in good faith a resolution of such dispute and, if not resolved through negotiations within 30 days, the Purchaser Indemnitee shall be free to pursue such remedies as may be available to the Purchaser Indemnitee on the terms and conditions of this Agreement.

Section 10.3    Adjustment of the Merger Consideration. Amounts paid for indemnification under this ARTICLE X shall be deemed to be an adjustment to the Merger Consideration for all Tax purposes, unless otherwise required by Law.

Section 10.4    No Circular Recovery. Notwithstanding anything herein to the contrary, no Stockholder shall make any claim pursuant to this Agreement or pursuant to the constituent documents of the Company with respect to any claim brought by any Purchaser Indemnitee against any Stockholder or relating to this Agreement, the other documents contemplated hereby, or the transactions contemplated hereby or thereby.

ARTICLE XI

MISCELLANEOUS PROVISIONS

Section 11.1    No Survival. The representations, warranties, covenants and agreements in this Agreement shall terminate at the Closing or upon the termination of this Agreement pursuant to ARTICLE IX, except the covenants and agreements that explicitly contemplate performance after the Closing shall survive the Closing indefinitely (or until fully performed in accordance with this Agreement). The Parties acknowledge and agree that from and after the Closing they shall not be permitted to make, and no Party shall have any liability or obligation with respect to, any claims for any breach of any representation or warranty set forth herein or any covenant or agreement herein that is to have been performed by another Party on or prior to the Closing. In furtherance of the foregoing, from and after the Closing, each Party hereby waives (on behalf of itself, each of its Affiliates and each of its Representatives), to the fullest extent permitted under Law, any and all rights, claims and causes of action (including any statutory rights to contribution or indemnification) for any breach of any representation or warranty or covenant or obligation to have been performed prior to the Closing set forth herein or otherwise relating to the Company, any Subsidiary of the Company (directly or indirectly), any DMS Entity or the subject matter of this Agreement that such Party may have against the other Parties hereto or any of their Affiliates or any of their respective Representatives arising under or based upon any theory whatsoever, under any Law, contract, tort or otherwise.

Section 11.2    Notices. All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given when personally delivered, or if sent by United States certified mail, return receipt requested, postage prepaid, shall be deemed duly given on delivery by United States Postal Service, or if sent by facsimile or receipted overnight courier services shall be deemed duly given on the Business Day received if received prior to 5:00 p.m. local time or on the following Business Day if received after 5:00 p.m. local time or on a non-Business Day, addressed to the respective Parties hereto as follows:

To the Purchaser, Merger Sub or, after Closing, to the

Surviving Corporation:	Nordson Corporation 28601 Clemens Road Westlake, OH 44145 Attn: General Counsel Fax: (440) 414-5824

with a copy to:	Jones Day North Point 901 Lakeside Ave. Cleveland, OH 44114 Attn: James P. Dougherty Phone: (216) 586-7302 Fax: (216) 579-0212

To the Company:	Vention Medical Holdings, Inc. c/o KRG Capital Partners, L.L.C. 1800 Larimer St., Suite 2200 Denver, CO 80202 Attn: Stew Fisher and Colton King Phone: (303) 390-5001 Fax: (303) 390-5015

with a copy to:	Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 Attn: Timothy Aragon Phone: (303) 899-7300 Fax: (303) 899-7333

To the Stockholder Representative:	VMHI Rep Services, LLC 1800 Larimer St., Suite 2200 Denver, CO 80202 Attn: Stew Fisher and Colton King Phone: (303) 390-5001 Fax: (303) 390-5015

with a copy to:	Hogan Lovells US LLP 1601 Wewatta Street, Suite 900 Denver, CO 80202 Attn: Timothy Aragon Phone: (303) 899-7300 Fax: (303) 899-7333

or to such other representative or at such other address as such Person may furnish to the other Parties in writing.

Section 11.3    Assignment; Successors in Interest. No assignment or transfer by any Party of such Party’s rights and obligations hereunder shall be made except with the prior written consent of the other Parties. This Agreement shall be binding upon and shall inure to the benefit of the Parties and their respective successors and permitted assigns, and any reference to a Party shall also be a reference to the successors and permitted assigns thereof.

Section 11.4    Governing Law. This Agreement, and all claims or causes of action (whether in contract, tort or otherwise) that may be based upon, arise out of or relate to this Agreement or the negotiation, execution or performance of this Agreement, shall be governed by and construed in accordance with the internal Laws of the State of Delaware without reference to its choice of law rules.

Section 11.5    Submission to Jurisdiction.

(a)    Each Party agrees that any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement shall be brought or otherwise commenced exclusively in the United States District Court for the District of Delaware. Each Party:

(i)    expressly and irrevocably consents and submits to the jurisdiction of the United States District Court for the District of Delaware in connection with any such legal proceeding, including to enforce any settlement, order or award;

(ii)    consents to service of process in any such proceeding in any manner permitted by the Laws of the State of Delaware, and agrees that service of process by registered or certified mail, return receipt requested, at its address specified pursuant to Section 11.2 is reasonably calculated to give actual notice;

(iii)    agrees that the United States District Court for the District of Delaware shall be deemed to be a convenient forum;

(iv)    waives and agrees not to assert (by way of motion, as a defense or otherwise), in any such legal proceeding commenced in the United States District Court for the District of Delaware, any claim that such party is not subject personally to the jurisdiction of such court, that such legal proceeding has been brought in an inconvenient forum, that the venue of such proceeding is improper or that this Agreement or the subject matter hereof or thereof may not be enforced in or by such court; and

(v)    agrees to the entry of an order to enforce any resolution, settlement, order or award made pursuant to this Section 11.5 by the United States District Court for the District of Delaware and in connection therewith hereby waives, and agrees not to assert by way of motion, as a defense, or otherwise, any claim that such resolution, settlement, order or award is inconsistent with or violative of the laws or public policy of the laws of the State of Delaware or any other jurisdiction.

(b)    In the event of any legal action or other legal proceeding relating to this Agreement or the enforcement of any provision of this Agreement, the prevailing Party shall be entitled to payment by the non-prevailing Party of all costs and expenses (including reasonable attorneys’ fees) incurred by the prevailing Party, including any costs and expenses incurred in connection with any challenge to the jurisdiction or the convenience or propriety of venue of proceedings before any state or Federal court located in Delaware.

Section 11.6    Waiver of Jury Trial. TO THE EXTENT NOT PROHIBITED BY LAW WHICH CANNOT BE WAIVED, EACH OF THE PARTIES HEREBY WAIVES AND COVENANTS THAT NEITHER IT NOR ANY OF ITS AFFILIATES SHALL ASSERT (WHETHER AS PLAINTIFF, DEFENDANT OR OTHERWISE) ANY RIGHT TO TRIAL BY JURY IN ANY FORUM IN RESPECT OF ANY ISSUE, ACTION, CLAIM, CAUSE OF ACTION, SUIT (IN CONTRACT, TORT OR OTHERWISE), INQUIRY, PROCEEDING OR INVESTIGATION ARISING OUT OF OR BASED UPON THIS AGREEMENT OR THE OTHER TRANSACTION DOCUMENTS REFERENCED HEREIN OR THE SUBJECT MATTER OF SUCH AGREEMENTS OR IN ANY WAY CONNECTED WITH OR RELATED OR INCIDENTAL TO THE TRANSACTIONS CONTEMPLATED HEREBY, IN EACH CASE WHETHER NOW EXISTING OR HEREAFTER ARISING. THE PURCHASER AND MERGER SUB ACKNOWLEDGE THAT THEY HAVE BEEN INFORMED BY THE COMPANY THAT THIS SECTION 11.6 CONSTITUTES A MATERIAL INDUCEMENT UPON WHICH THE COMPANY IS RELYING AND WILL RELY IN ENTERING INTO THIS AGREEMENT AND THE TRANSACTION DOCUMENTS REFERENCED HEREIN. ANY PARTY MAY FILE AN ORIGINAL COUNTERPART OR A COPY OF THIS SECTION 11.6 WITH ANY COURT AS WRITTEN EVIDENCE OF THE CONSENT OF EACH SUCH PARTY TO THE WAIVER OF ITS RIGHT TO TRIAL BY JURY.

Section 11.7    Severability. Any provision hereof that is prohibited or unenforceable in any jurisdiction shall, as to such jurisdiction, be ineffective to the extent of such prohibition or unenforceability without invalidating the remaining provisions hereof, and any such prohibition or unenforceability in any jurisdiction shall not invalidate or render unenforceable such provision in any other jurisdiction. To the extent permitted by Law, each Party hereby waives any provision of Law that renders any such provision prohibited or unenforceable in any respect.

Section 11.8    Counterparts. This Agreement may be executed by facsimile or electronic mail and in two or more counterparts, each of which shall be deemed an original, and it shall not be necessary in making proof of this Agreement or the terms hereof to produce or account for more than one of such counterparts.

Section 11.9    Parties in Interest. Nothing expressed or implied herein is intended, or shall be construed, to confer upon or give any Person other than the Parties, and their successors or permitted assigns, any right, remedy, obligation or liability under or by reason of this Agreement, or result in such Person being deemed a third-party beneficiary hereof, other than the provisions of (a) Section 6.7 (which are intended for the benefit of the Persons covered thereby or the Persons entitled to payment thereunder and may be enforced by such Persons); (b) ARTICLE II, from and after the Effective Time, which are intended for the benefit of the Stockholders immediately prior to the Effective Time (and their successors, heirs and representatives) and may be enforced by such Stockholders; (c) Section 11.16, which are intended for the benefit of Prior Company Counsel, and may be enforced by such Prior Company

Counsel; and (d) Section 11.18, which are intended for the benefit of the past, present and future directors, officers, employees, incorporators, members, partners, stockholders, Affiliates, agents, attorneys, advisors and representatives of the Parties, and any Affiliate of any of the foregoing (and their successors, heirs and representatives), and may be enforced by such Persons.

Section 11.10    Amendment, Modification and Waiver. For the period commencing on the date hereof and ending on the Closing Date, this Agreement, including any Exhibit and the Disclosure Schedule, may be amended, modified or supplemented at any time only by written agreement signed by the Parties hereto, any failure of the Company to comply with any term or provision of this Agreement may be waived by the Purchaser, and any failure of the Purchaser or Merger Sub to comply with any term or provision of this Agreement may be waived by the Company, at any time by an instrument in writing signed by or on behalf of such other Party, but such waiver shall not operate as a waiver of, or estoppel with respect to, any subsequent or other failure to comply. From and after the Closing Date, this Agreement, including any Exhibit and the Disclosure Schedule, may be amended, modified or supplemented at any time only by written agreement signed by the Purchaser, the Surviving Corporation and the Stockholder Representative (on behalf of the Stockholders), and any failure of the Purchaser or the Surviving Corporation to comply with any term or provision of this Agreement may be waived by the Stockholder Representative (on behalf of the Stockholders). Further, neither the waiver by any of the Parties hereto of a breach of or a default under any of the provisions of this Agreement, nor the failure by any of the Parties, on one or more occasions, to enforce any of the provisions of this Agreement or to exercise any right or privilege hereunder, shall be construed as a waiver of any other breach or default of a similar nature, or as a waiver of any of such provisions, rights or privileges hereunder.

Section 11.11    Integration. This Agreement and the documents executed pursuant hereto supersede all negotiations, agreements and understandings among the Parties with respect to the subject matter hereof (except for the Confidentiality Agreement) and constitute the entire agreement among the Parties with respect thereto.

Section 11.12    Cooperation Following the Closing. Following the Closing, each Party shall deliver to the other Parties such further information and documents and shall execute and deliver to the other Parties such further instruments and agreements as any other Party shall reasonably request to consummate or confirm the transactions provided for herein, in each case to the extent necessary to accomplish the purpose hereof or to assure to any other Party the benefits hereof.

Section 11.13    Time is of the Essence. Time is of the essence with respect to the transactions contemplated by this Agreement.

Section 11.14    Transaction Costs. Except as provided above or as otherwise expressly provided herein, (a) each of the Purchaser and Merger Sub shall pay its own fees, costs and expenses incurred in connection herewith and the transactions contemplated hereby, including the fees, costs and expenses of its financial advisors, accountants and counsel and (b) the fees, costs and expenses of the Company incurred in connection herewith and the transactions contemplated hereby shall be paid for pursuant to Section 3.5 of this Agreement if the Closing occurs (to the extent then unpaid) and by the Company if the Closing does not occur; provided, however, that, in the event that the transactions contemplated hereby are not consummated, (i) the Company shall reimburse the Stockholder Representative for all costs and expenses incurred by the Stockholder Representative in connection with the transactions contemplated hereby, and (ii) the Purchaser and Merger Sub shall pay all fees and expenses in connection with any financing arrangements and other activities taken at their direction, regardless of whether such financing fees and expenses were to be incurred by the Company or any of its Subsidiaries. Notwithstanding the foregoing, the fees and expenses related to any filing made pursuant to the HSR Act and the fees and expenses of the Escrow Agent and the Paying Agent shall be paid entirely by the Purchaser.

Section 11.15    Stockholder Representative.

(a)    By the execution and delivery of a Letter of Transmittal, including counterparts thereof, each of the Stockholders will irrevocably constitute and appoint VMHI Rep Services, LLC as the true and lawful agent and attorney-in-fact (the “Stockholder Representative”) of such Stockholder with full powers of substitution to act in the name, place and stead of such Stockholder with respect to the performance on behalf of such Stockholder under the terms and provisions hereof and to do or refrain from doing all such further acts and things, and to execute all such documents, as the Stockholder Representative shall deem necessary or appropriate in connection with any transaction contemplated hereunder, including the power to: (i) act for such Stockholder with respect to the Working Capital Escrow Amount and the Lithotech Earnout Escrow Amount; (ii) amend, modify or waive any provision of this Agreement, the Paying Agent Agreement or the Escrow Agreement in any manner; (iii) employ, obtain and rely upon the advice of legal counsel, accountants and other professional advisors as the Stockholder Representative, in the sole discretion thereof, deems necessary or advisable in the performance of the duties of the Stockholder Representative; (iv) act for such Stockholder with respect to all Merger Consideration matters and all Merger Consideration adjustment matters referred to herein; (v) incur any expenses, liquidate and withhold assets received on behalf of such Stockholder prior to their distribution to such Stockholder to the extent of any amount that the Stockholder Representative deems necessary for payment of or as a reserve against expenses, and pay such expenses or deposit the same in an interest-bearing bank account established for such purpose, with all such expenses reimbursed to the Stockholder Representative out of amounts received out of the Working Capital Escrow Fund and the Lithotech Earnout Escrow Amount, or if no amounts are received, by reimbursement from the Holders in accordance with their Pro Rata Percentage; (vi) receive all notices, communications and deliveries hereunder on behalf of such Stockholder; (vii) do or refrain from doing any further act or deed on behalf of such Stockholder that the Stockholder Representative deems necessary or appropriate, in the sole discretion of the Stockholder Representative, relating to the subject matter hereof as fully and completely as such Stockholder could do if personally present and acting and as though any reference to such Stockholder herein was a reference to the Stockholder Representative; or (viii) direct, authorize or permit the Paying Agent to take any of the foregoing actions; provided, however, that the Stockholder Representative shall have no obligation to act, except as expressly provided herein.

(b)    The appointment of the Stockholder Representative shall be deemed coupled with an interest and shall be irrevocable, and any other Person may conclusively and absolutely rely, without inquiry, upon any action of the Stockholder Representative as the act of each Stockholder in all matters referred to herein.

(c)    In the event the Stockholder Representative resigns or ceases to function in such capacity for any reason whatsoever, then the successor Stockholder Representative shall be the Person appointed by the Holders holding a majority of the Pro Rata Percentages held by all Holders.

(d)    The Stockholder Representative Reserve shall be used by the Stockholder Representative to satisfy the obligations of the Stockholder Representative set forth herein, including the indemnification obligation set forth in Section 10.1, and to otherwise permit the Stockholder Representative to perform its obligations set forth herein. As soon as practicable after the date that is nine (9) months after the Closing Date, the Stockholder Representative shall pay to the Paying Agent, which shall be directed to pay each Holders in accordance with Section 2.5 or, in the case of the Option Holders, the Stockholder Representative shall pay to the Company, for the benefit of the Option Holders in accordance with their Pro Rata Percentages (or the Stockholder Representative may deliver such amounts directly to the Holders if the Paying Agent is no longer engaged or if the Stockholder Representative otherwise so determines), any amounts remaining in the Stockholder Representative Reserve.

(e)    In furtherance of its role, the Stockholder Representative shall be entitled to incur such reasonable costs and expenses as the Stockholder Representative may deem appropriate under the circumstances, which expenses may include, hiring attorneys, accountants, appraisers and other professional advisors. Such expenses shall be reimbursed from the Stockholder Representative Reserve from time to time upon demand by the Stockholder Representative.

(f)    Nothing in this Agreement, the Escrow Agreement or the Paying Agent Agreement is intended, and nothing in this Agreement, the Escrow Agreement or the Paying Agent Agreement shall be interpreted as, imposing upon the Stockholder Representative, solely in its capacity as the agent and attorney-in fact for the Stockholders, any personal liability, personal economic obligation or personal guarantee in favor of any Party to this Agreement or any third party. The Stockholder Representative shall have no liability to the Purchaser, the Company or the Stockholders with respect to actions taken or omitted to be taken in its capacity as the Stockholder Representative.

Section 11.16    Concerning the Company’s Counsel; Attorney Client Privilege.

(a)    The Purchaser, Merger Sub, the Stockholder Representative (on behalf of the Stockholders), the Company and their respective Affiliates acknowledge and agree that Hogan Lovells US LLP ( “Prior Company Counsel”) have acted as counsel for the Company, certain of its Affiliates and the DMS Entities for several years and that, in the event of any post-Closing disputes between the Parties, the Stockholders reasonably anticipate that Prior Company Counsel may represent certain of them in such matters. Accordingly, the Purchaser, Merger Sub, the Stockholder Representative (on behalf of the Stockholders), the Company and their respective Affiliates expressly consent to Prior Company Counsel’s representation of one or more of the Stockholders (or the Stockholder Representative) in any post-Closing matter in which the interests of the Purchaser, Merger Sub and the Company on the one hand, and the Stockholders (or the Stockholder Representative) on the other hand, are adverse, whether or not such matter is one in which Prior Company Counsel may have previously advised the Company or its Affiliates and consent to the disclosure by Prior Company Counsel to the Stockholders (or the Stockholder Representative) or any of their Affiliates, directors, members, partners, officers or employees of any information learned by Prior Company Counsel in the course of its representation of the Company, its Affiliates or the DMS Entities, whether or not such information is subject to attorney client privilege or Prior Company Counsel’s duty of confidentiality. The Purchaser, Merger Sub, the Company and their respective Affiliates further covenant and agree that each shall not assert any claim against Prior Company Counsel in respect of legal services provided to the Company, its Affiliates or the DMS Entities by Prior Company Counsel in connection with this Agreement or the transactions contemplated hereby.

(b)    The Parties understand and agree that the Company, its Affiliates and the DMS Entities have been represented by Prior Company Counsel in connection with the transactions contemplated by this Agreement (the “Engagement”). The Parties further understand and agree that the Company, prior to Closing, and the Stockholder Representative, after the Closing, shall have the sole right to control, assert and waive the attorney-client privilege with respect to any communications at any time between or among the Company, any of its Affiliates or the DMS Entities and Prior Company Counsel relating to the Engagement. Immediately prior to the Closing Date, all documents and communications generated and maintained by the Company, any of its Affiliates or the DMS Entities and Prior Company Counsel in connection with the Engagement shall become the exclusive property of the Stockholder Representative (on behalf of the Stockholders), notwithstanding whether any such documents or communications may be retained in the Surviving Corporation’s files or may come into the possession of the Purchaser or the Surviving Corporation after the Closing.

(c)    The Parties understand and agree that nothing in this Agreement, including the foregoing provision regarding the ownership and assertion of privilege shall be deemed to be a waiver of any applicable attorney-client privilege. The Parties further understand and agree that the Parties have each undertaken reasonable best efforts to prevent the disclosure of confidential or attorney-client privileged information. Notwithstanding those efforts, the Parties further understand and agree that the consummation of the transaction contemplated by this Agreement may result in the inadvertent disclosure of information that may be confidential or subject to a claim of privilege. The Parties further understand and agree that any disclosure of information that may be confidential or subject to a claim of privilege will not prejudice or otherwise constitute a waiver of any claim of privilege. The Parties agree to use reasonable best efforts to return promptly any inadvertently disclosed information to the appropriate Party upon becoming aware of its existence. This Section 11.16 shall be irrevocable, and no term of this Section 11.16 may be amended, waived or modified, without the prior written consent of the Stockholder Representative and its Affiliates and Prior Company Counsel affected thereby.

Section 11.17    Specific Performance.

(a)    Without limitation of all of the cumulative rights and remedies that a Party may have under this Agreement or to which it is entitled at law or in equity, including the ability to seek recovery for monetary damages, during the period from the date hereof until the earlier of (i) the Closing or (ii) the termination of this Agreement pursuant to ARTICLE IX, the remedies of each Party in the event of a breach by another Party shall include (A) termination of this Agreement in accordance with ARTICLE IX and (B) specific performance in accordance with this Section 11.17. The Parties agree that irreparable damage would occur (for which monetary damages, even if available, would not be an adequate remedy) in the event that any of the provisions of this Agreement were not performed in accordance with their specific terms or were otherwise breached, including a Party failing to take actions as are required of it under the Agreement to consummate the transaction contemplated by this Agreement. Accordingly, it is agreed that the Parties shall be entitled to seek an injunction or injunctions to prevent breaches of this Agreement and to specifically enforce the terms and provisions of this Agreement.

(b)    The right to seek specific enforcement is an integral part of the transactions contemplated hereby and each Party hereby agrees not to raise any objections to the availability of an injunction, the equitable remedy of specific performance or other equitable remedy to prevent or restrain breaches of this Agreement by such Party and to specifically enforce the terms and provisions of this Agreement to prevent breaches or threatened breaches of, or to enforce compliance with, the covenants and obligations of such Party under this Agreement all in accordance with the terms of this Section 11.17. Any Party seeking an injunction or injunctions to prevent breaches of this Agreement and to enforce specifically the terms and provisions of this Agreement shall not be required to provide any bond or other security in connection with such order or injunction all in accordance with the terms of this Section 11.17. To the extent any Party brings an action, suit or proceeding to enforce specifically the performance of the terms and provisions of this Agreement (other than an action to enforce specifically any provision that expressly survives termination of this Agreement), the End Date shall automatically be extended to (i) the twentieth (20th) Business Day following the resolution of such action, suit or proceeding or (ii) such other time period established by the court presiding over such action, suit or proceeding.

(c)    Nothing in this Agreement shall limit any Person’s right to seek and obtain any equitable relief to which such Person shall be entitled or to seek any remedy on account of any Person’s fraud or any intentional and willful breach of this Agreement.

Section 11.18    Non-Recourse. This Agreement may only be enforced against, and any claim or cause of action based upon, arising out of, or related to this Agreement or the transactions contemplated hereby may only be brought against, the entities that are expressly named as Parties through a Letter of Transmittal and then only with respect to the specific obligations set forth herein with respect to such Party. Except to the extent a named party to this Agreement (and then only to the extent of the specific obligations undertaken by such named party in this Agreement and not otherwise), no past, present or future director, officer, employee, incorporator, member, partner, stockholder, Affiliate, agent, attorney, advisor or Representative or Affiliate of any of the foregoing shall have any liability (whether in contract, tort, equity or otherwise) for any one or more of the representations, warranties, covenants, agreements or other obligations or liabilities of any one or more of the Company or the Purchaser under this Agreement or of or for any claim based on, arising out of, or related to this Agreement or the transactions contemplated hereby.

* * * * * *

[Signature Page Follows]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be duly executed, as of the date first above written.

COMPANY:

VENTION MEDICAL HOLDINGS, INC.

By:	/s/Stewart A. Fisher
Name:	Stewart A. Fisher
Title:	Chairperson and Vice President

PURCHASER:

NORDSON CORPORATION

By:	/s/Robert E. Veillette
Name:	Robert E. Veillette
Title:	Vice President, General Counsel & Secretary

MERGER SUB:

VIKING MERGER CORP.

By:	/s/Jeffrey A. Pembroke
Name:	Jeffrey A. Pembroke
Title:	President

STOCKHOLDER REPRESENTATIVE:

VMHI REP SERVICES, LLC

By:	/s/Stewart A. Fisher
Name:	Stewart A. Fisher
Title:	Stockholder Representative